UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

ImClone Systems Incorporated
(Name of Subject Company)

ImClone Systems Incorporated
(Name of Person Filing Statement)

Common Stock, par value $0.001 per share, and Associated Preferred Stock Purchase Rights
(Title of Class of Securities)

45245W109
(CUSIP Number of Class of Securities)

Andrew K. W. Powell, Esq.
Senior Vice President and General Counsel
180 Varick Street
New York, NY 10014
(646) 638-5078
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Joel A. Yunis, Esq.
Evan L. Greebel, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, NY 10022
(212) 940-8800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ii

Item 1.	Subject Company Information.

Name and Address

The name of the subject company is ImClone Systems Incorporated, a Delaware corporation (“ImClone” or the “Company”). The address of ImClone’s principal executive offices is 180 Varick Street, New York, NY 10014, and ImClone’s telephone number is (646) 638-5078.

Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, this “Schedule”) relates to the common stock, par value $0.001 per share, and the associated preferred stock purchase rights, of ImClone (collectively, the “Shares”). As of September 30, 2008 there were 88,612,596 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address

ImClone is the person filing this Schedule. ImClone’s name, business address and business telephone number set forth in Item 1, under the heading “Name and Address,” are incorporated herein by reference.

Tender Offer

This Schedule relates to the tender offer by Alaska Acquisition Corporation, a Delaware corporation (“Purchaser”), and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended from time to time, the “Schedule TO”), filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on October 14, 2008, pursuant to which Purchaser is offering to purchase all of the issued and outstanding Shares at a price per Share of $70.00, net to the holder thereof in cash, without interest thereon (the “Offer Price”), subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 14, 2008 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 6, 2008 (as such agreement may be amended and in effect from time to time, the “Merger Agreement”), by and among Parent, Purchaser and ImClone. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the terms and conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser will merge with and into ImClone (the “Merger”). As a result of the Merger, at the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares that are held by Parent, Purchaser or any wholly-owned subsidiary of Parent or Purchaser or by ImClone or its subsidiaries or by stockholders, if any, who properly exercise their appraisal rights under the DGCL) that is not tendered pursuant to the Offer will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price. Following the Effective Time, ImClone will continue as a wholly-owned subsidiary of Parent. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference and descriptions of it contained herein are qualified in their entirety by reference to the Merger Agreement.

The initial expiration date for the Offer is 12:00 midnight, New York City time, on November 20, 2008, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law.

As set forth in the Schedule TO, the Purchaser’s principal address is Lilly Corporate Center, Indianapolis, Indiana 46288, (317) 276-2000.

Information about the Offer, this Schedule, the Information Statement, the Schedule TO, the Merger Agreement and related materials with respect to the Offer can be found on ImClone’s website at www.imclone.com.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Except as set forth in this Item 3 or in the Information Statement of ImClone that is attached to this Schedule as Annex I and incorporated herein by reference (the “Information Statement”) or as otherwise incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between ImClone or its affiliates and (i) ImClone’s executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to ImClone’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser’s right to designate persons to the Board of Directors of ImClone (the “ImClone Board”) other than at a meeting of the stockholders of ImClone.

In the case of each plan or agreement discussed below to which the terms “change-in-control” or “change-of-control” apply, the consummation of the Offer would constitute a change-in-control or change-of-control, as applicable.

(a)	The Subject Company, its Executive Officers, Directors or Affiliates

Arrangements with Current Executive Officers and Directors of ImClone

ImClone’s executive officers and the members of the ImClone Board may be deemed to have interests in the transactions contemplated by the Merger Agreement that may be different from or in addition to those of ImClone’s stockholders generally. These interests may create potential conflicts of interest. The ImClone Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement.

Cash Consideration Payable Pursuant to Offer

If ImClone’s executive officers and directors tender the Shares that they own for purchase pursuant to the Offer, they will receive the same cash consideration per Share on the same terms and conditions as the other stockholders of ImClone. As of September 30, 2008, ImClone’s executive officers and directors beneficially owned in the aggregate 11,741,345 Shares (excluding stock options and restricted stock units with respect to the Shares). If the executive officers and directors were to tender all 11,741,345 Shares beneficially owned by them for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the executive officers and directors would receive an aggregate of approximately $821,894,150 in cash. Each of Barberry Corp., High River Limited Partnership and Icahn Enterprises Holdings L.P. (collectively, the “Icahn Entities”), each of which are entities affiliated with Carl C. Icahn, Chairman of the ImClone Board, which, based upon filings made on Schedule 13D, beneficially own an aggregate of 11,669,544 Shares, have entered into separate Tender and Support Agreements with Parent dated as of the date of the Merger Agreement pursuant to which the Icahn Entities have agreed to tender into the Offer all Shares beneficially owned by them and not to withdraw any such Shares previously tendered except as provided for in the Tender and Support Agreements. The Tender and Support Agreements, which are filed as Exhibits (e)(2) and (e)(3) hereto and are incorporated herein by reference, are described in more detail in Item 4, under the heading “Intent to Tender”.

ImClone Stock Options and Other Stock Awards

The Merger Agreement provides that when the Purchaser accepts Shares for payment in the Offer each of the outstanding and unexercised options to purchase Shares shall vest in full and become fully exercisable.

The Merger Agreement also provides that immediately prior to the Effective Time, options to purchase Shares, including stock options held by ImClone’s executive officers and directors, will be cancelled and the holders of such options will be eligible to receive a lump sum cash payment equal to $70.00 less the exercise price per Share for the option multiplied by the number of Shares issuable under the option. As of September 30, 2008, ImClone’s executive officers and directors held vested options to purchase an aggregate of 538,677 Shares, with exercise prices ranging from $27.94 to $54.70 per Share and a weighted average exercise price of $36.81 per Share, and unvested options to purchase an aggregate of 645,366 Shares, with exercise prices ranging from $29.50 to $64.09 per Share and a weighted average exercise price of $38.09 per Share. In the event a stock option has an exercise price per Share equal to or greater than $70.00, the option will be cancelled, without any consideration being payable in respect thereof.

The Merger Agreement further provides that when the Purchaser accepts Shares for payment in the Offer, each unvested restricted stock unit (“RSU”) with respect to the Shares, including restricted stock units held by ImClone’s executive officers and directors, will be settled for Shares with the right to receive a cash payment of $70.00. As of September 30, 2008, ImClone’s executive officers and directors held an aggregate of 86,259 unvested restricted stock units with respect to 86,259 Shares.

In connection with the approval by the ImClone Board of the Merger Agreement, the Offer and the Merger on October 5, 2008, the Compensation Committee of the ImClone Board (composed solely of “independent directors” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto) approved, in accordance with the non-exclusive safe harbor provisions contained in Rule 14d-10 under the Exchange Act, among other things, each of the foregoing arrangements as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act.

The accleration of vesting and cancellation of ImClone stock options, the conversion and acceleration of vesting of restricted stock units and the related cash payments to the holders of such options and restricted stock units pursuant to the Merger Agreement are in addition to any benefits following a “change-in-control” or “change-of-control” under any of the agreements or arrangements described below.

Summary of Benefits Payable in Connection with the Merger

The table below assumes consummation of the Merger followed by the occurrence of associated triggering events (such as termination) as of December 31, 2008. It sets forth the amounts payable upon consummation of the Merger to the Named Executive Officers (“NEO”), as well as Andrew Powell (who would likely constitute a NEO for fiscal 2008 if he had commenced employment on January 1, 2008 and served throughout the fiscal year), and all other executive officers as a group, in connection with: (1) the acceleration and cash-out of stock options and RSU’s pursuant to the Merger Agreement; (2) the acceleration of payments due under the 2006-2008 Retention Plan; (3) the accelerated award and payment of 2008 performance bonuses consisting of a cash bonus and a cash payment in lieu of the award of RSU’s; (4) the settlement of the Company’s obligations under employment agreements or pursuant to the Company’s Senior Executive Severance Plan in the event that, after consummation of the Offer, the employment of the applicable NEO is terminated without “cause” by the Company, or by the executive for “good reason” (in the case of Mr. Johnson and Mr. Zuerblis, in each case as defined in the applicable employment agreement), and (5) the provision of benefits payable under the Company’s Change-in-Control Plan, in the event a NEO is terminated without “cause” by the Company, or the executive terminates his employment for “good reason”, in each case, following the consummation of the Offer. The table does not ascribe a value to certain health and life insurance related benefits to which NEO’s may be entitled following termination of employment.

	Upon Change-in-Control						Upon Termination
				Accelerated			Severance
	Previously			2006-2008	Cash Value of		Plans or
	Vested	Accelerated	Accelerated	Retention	2008 RSU	2008	Employment	Change-in-
Named Executive Officers	Options(1)	Options(1)	RSU’s(2)	Plan(3)	Grant(4)(5)	Bonus(5)	Agreements	Control Plan

John H. Johnson,	$3,333,750	$10,001,250	$1,645,700	$—	$490,000	$600,000	$1,200,000	$—
Chief Executive Officer
Kenneth J. Zuerblis,	$—	$2,206,400	$—	$—	$408,333	$126,563	$526,875	$—
Senior Vice President and Chief Financial Officer
Peter R. Borzilleri,	$629,537	$78,892	$425,810	$90,563	$301,000	$97,862	$130,000	$—
Vice President, Finance and Interim Principal Financial Officer
Richard Crowley,	$3,824,535	$613,321	$1,493,310	$90,563	$490,000	$151,875	$—	$1,034,583
Senior Vice President Biopharmaceutical Operations
Eric Rowinsky, M.D.,	$2,658,679	$298,821	$2,193,310	$112,500	$490,000	$212,500	$—	$1,380,667
Executive Vice President, Chief Medical Officer
Larry Witte, Ph.D,	$299,700	$899,100	$210,000	$—	$490,000	$139,725	$345,000	$—
Senior Vice President, Research
Andrew Powell,	$—	$354,600	$—	$—	$204,167	$61,594	$365,000	$—
Senior Vice President and General Counsel(6)
All Other Executive Officers (3 Persons)	$349,650	$3,980,100	$70,000	$—	$683,667	$241,568	$727,475	$—

(1)	Pursuant to the Merger Agreement, all Company stock options outstanding will, when the Purchaser accepts Shares for payment in the Offer, become fully vested, and, at the time the Merger is consummated, each stock option will be cancelled and exchanged for the right to receive an amount of cash determined by multiplying (x) the excess of $70.00 over the applicable exercise price per Share of such stock option by (y) the number of Shares subject to such stock option. Amounts shown reflect stock options that will be vested as of December 31, 2008.

(2)	Represents $70.00 payable in exchange for RSU’s, which were previously unvested and will vest pursuant to the Merger Agreement.

(3)	Represents amounts due to eligible employees under the Company’s 2006-2008 Retention Plan for the 2008 performance period.

(4)	Represents the cash value of RSU’s which would have been earned for the 2008 performance period. Amount is estimated based on the target of RSU’s the individual would have earned for 2008 times $70.00 per Share.

(5)	Represents 2008 performance bonuses through December 31, 2008, assuming performance to target and pro ration to reflect date of employment of those officers hired since December 31, 2007.

(6)	Employment commenced on August 11, 2008.

The table below sets forth the amounts payable upon consummation of the Merger to the Company’s Non-Employee Directors pursuant to the cash-out of such Directors’ stock options and assume consummation of the merger as of December 31, 2008.

	Cash-Out of Stock Options(1)
	Previously
	Vested	Accelerated
Non-Employee Directors	Options	Options
	(In thousands)

John E. Celentano(2)	$0	$0
Alexander J. Denner, Ph.D	$804,834	$345,200
Thomas F. Deuel, M.D.	$0	$0
Jules Haimovitz	$0	$0
Carl C. Icahn	$633,582	$405,000
Peter S. Liebert, M.D.	$596,980	$400,900
Richard C. Mulligan, Ph.D	$633,582	$405,000
David Sidransky, M.D.	$3,678,852	$0
Charles Woler, M.D., Ph.D, M.B.A.	$633,582	$405,000

(1)	Pursuant to the Merger Agreement, all Company stock options outstanding will when the Purchaser accepts Shares for payment in the Offer, become fully vested, and each stock option will be cancelled and exchanged for the right to receive an amount of cash determined by multiplying (x) the excess of $70.00 over the applicable exercise price per Share of such stock option by (y) the number of Shares subject to such stock option. Amounts shown reflect stock options that will be vested as of December 31, 2008.

(2)	Mr. Celentano resigned as a director of ImClone effective September 22, 2008.

Employment Agreements with ImClone

Agreement with John H. Johnson

Mr. Johnson and the Company entered into an employment agreement on August 27, 2007 with a term of four years. Pursuant to the employment agreement, Mr. Johnson received a sign-on bonus of $100,000, and he will receive an annual base salary of $600,000 while he serves as Chief Executive Officer, which amount was prorated to reflect service commencing on August 27, 2007. Mr. Johnson also participates in the Company’s annual incentive plan, applicable to senior executives, with an annual cash target award of 100% of base salary. He also received a grant of 31,347 RSU’s (representing Shares with a market value of $1 million on the grant date), vesting in equal amounts over four years, and an option to purchase 350,000 Shares pursuant to the Company’s 2006 Stock Incentive Plan, also vesting in equal amounts over four years. In addition, Mr. Johnson purchased 13,609 Shares on September 7, 2007 with an approximate market value of $500,000 on such date, pursuant to the terms of his employment agreement.

Mr. Johnson does not participate in the Company’s Change-in-Control Plan or Senior Executive Severance Plan. Instead, in the event of Mr. Johnson’s termination by the Company without cause or his resignation for good reason, whether or not in connection with a Change-of-Control, Mr. Johnson will be entitled to receive severance equal to 12 months of base salary plus a prorated cash bonus together with the immediate vesting of the RSU’s and the stock option described above. In addition, such RSU’s and stock option will vest immediately upon the occurrence of a change-in-control. In the employment agreement, “Change-of-Control” is defined to occur if any person (other than (i) any shareholder who, as of the date of the agreement has a Schedule 13D on file with the Securities and Exchange Commission, (ii) any trustee or other fiduciary holding securities under an employee benefit plan of the Company, or (iii) any corporation owned, directly or indirectly, by the stockholders of the Company, in substantially the same proportions as their ownership of stock of the Company), acquires, in a single transaction or a series of transactions (whether by merger, consolidation, reorganization or otherwise), beneficial ownership of securities representing 100% of voting power of the Company.

The summary of Mr. Johnson’s employment agreement contained herein is qualified by reference to his agreement, which is filed herewith as Exhibit (e)(4) and is incorporated herein by reference.

Agreement with Kenneth Zuerblis

On March 31, 2008, Kenneth Zuerblis signed a letter agreement with the Company to serve as Senior Vice President and Chief Financial Officer. Pursuant to the letter agreement, he will receive a bi-weekly base salary annualized at $375,000. In addition, Mr. Zuerblis will be eligible to receive an annualized bonus for 2008 based on a current target range of 38-43%. Mr. Zuerblis also received a grant of 80,000 stock options vesting over four years pursuant to the Company’s 2006 Stock Incentive Plan. In the event Mr. Zuerblis’s employment is terminated by the Company without cause, or in the event Mr. Zuerblis terminates his employment with good reason, Mr. Zuerblis will be entitled to severance in an amount equal to 12 months of base salary plus a pro rata cash bonus for the year of termination, subject to his execution and non-revocation of a release of claims against the Company and its affiliates. In addition, in the event of such a termination, the stock option grant will vest immediately and become exercisable for a period of 90 days.

The summary of Mr. Zuerblis’ letter agreement contained herein is qualified by reference to his agreement, which is filed herewith as Exhibit (e)(5) and is incorporated herein by reference.

Agreement with Andrew K. W. Powell

On July 23, 2008, Andrew K. W. Powell signed a letter agreement with the Company to serve as Senior Vice President and General Counsel. Pursuant to the letter agreement, he will receive a bi-weekly base salary annualized at $365,000. In addition, Mr. Powell will be eligible to receive an annualized bonus for 2008 based on a current target range of 38-43%. Mr. Powell received a grant of 60,000 stock options vesting over four years pursuant to the Company’s 2006 Stock Incentive Plan.

The summary of Mr. Powell’s letter agreement contained herein is qualified by reference to his agreement, which is filed herewith as Exhibit (e)(6) and is incorporated herein by reference.

Senior Executive Severance Plan

To enhance the predictability of treatment for executives at the level of Vice President, Senior Vice President and Executive Vice President whose employment with the Company is terminated by the Company without cause (as such term is defined in the plan), the Compensation Committee approved and adopted a Senior Executive Severance Plan effective as of October 20, 2004.

As a condition to receipt of benefits under the plan, a participating employee must sign an agreement and general release in a form acceptable to the plan administrator under which the participant agrees to certain confidentiality and non-solicitation provisions for a period of one year following his or her employment termination date, agrees to certain non-competition provisions for the duration of the employee’s receipt of severance pay, and releases and discharges the Company and its affiliates from any and all claims and liabilities relating to the employee’s employment with the Company or the termination of the employee’s employment. Receipt of benefits under the plan is also contingent upon the employee’s continued employment through the employment termination date designated by the Company. The severance amounts payable to an employee under the plan will be reduced, dollar-for-dollar, by the amount of any other termination payments paid or payable to the employee under any other plan, program or law (excluding any right to exercise stock options, any unemployment benefits payable in accordance with state law and payment for accrued but unused vacation).

The Senior Vice Presidents and Executive Vice Presidents who participate in the plan and sign the above-described agreement and release upon their termination without cause are entitled to receive an amount equal to one year’s base salary as severance and, if the employee would otherwise be eligible to elect employee-paid continued coverage under COBRA, Company-provided health insurance coverage for one year following a termination without “cause”, subject to cessation upon the employee’s becoming eligible for similar coverage offered by another employer. Senior Vice Presidents and Executive Vice Presidents would also be entitled to continue their non-voluntary life insurance coverage provided by the Company with the premiums paid by the Company for 12 months after a termination without cause, subject to cessation when the employee becomes eligible for coverage under a life insurance plan or policy of another employer. Vice Presidents who meet the above criteria are entitled to the greater of six months’ base salary, or two weeks’ base salary for each year of service with the Company, as well as six months of Company-paid health and life insurance coverage, subject to the conditions described above.

Change-in-Control Plan

The ImClone Board adopted a Change-in-Control Plan effective September 1, 2004, as amended February 16, 2006. The stated purpose of the plan was to maintain the focus of certain key employees of the Company on the business, mitigate the distractions that could be caused if the Company were to become the target of an acquisition proposal, and provide certain benefits to the covered employees if a change-in-control of the Company (as such term is defined in the plan, a “Change-in-Control”) occurs and/or the employee’s employment is terminated in connection with such Change-in-Control. Participants in the Change-in-Control Plan are selected by the Compensation Committee. Currently, Dr. Rowinsky and Mr. Crowley participate in the Change-in-Control Plan, both of whom are tier 2 participants. It was intended that executive officers would be put into different tiers based upon their title and grade. For instance, the Chief Executive Officer would be tier 1, executive vice presidents and senior vice presidents would be tier 2, certain vice presidents would be tier 3 and other vice presidents would be tier 4. However, generally the Compensation Committee decided that the officers should be tier 2 or tier 3 participants. The structure of the tiers was developed to be consistent with competitive practice, which the Compensation Committee determined to be reasonable based on the analysis prepared by its outside compensation consultants at the time. Since October 2006, no new executive officers have been added to the Change-in-Control Plan.

In the event of a Change-in-Control, all equity-based compensation awards held by the plan participants will vest in full (unless the Compensation Committee determines that the participants’ awards will be substituted for equity awards in the surviving entity of equivalent economic value) and any deferred compensation of participants will become nonforfeitable. In addition, if a participant in the Change-in-Control Plan is terminated in connection with a change-in-control by the Company without cause or by the participant for good reason (as such terms are defined in the plan), the Company will pay to the participant a cash payment equal to the participant’s earned but unpaid base salary and bonus, unreimbursed expenses, any other accrued obligations, a pro rata bonus based on target bonus for the year of termination, and a multiple of base salary and bonus (with the multiplier ranging from 0.5 to three based on the tier assigned to the participant under the plan, with tier 2 participants receiving a multiplier of 2 and tier 3 participants receiving a multiplier of 1).

In connection with a termination described in the preceding sentence, if the participant signs a waiver and release of claims against the Company and its affiliates, the participant will vest in full in all long-term incentive arrangements he or she has with the Company and be entitled to continued health coverage for six to 18 months (based on the participant’s plan tier) and outplacement services for six months. These benefits are reduced by any other severance amounts for which the participant is eligible under any other arrangement of the Company or its subsidiaries. As a condition to receipt of these benefits, each participant agrees to be bound by non-competition, non-solicitation, confidentiality, return of Company property, and cooperation covenants contained in the plan. The Change-in-Control Plan also provides for (i) alternative treatment of excise taxes imposed on participants pursuant to Internal Revenue Code Section 280G, subject to certain limitations, including a full gross-up payment by the Company, a payment cutback to 2.99 times the Base Amount (as defined in the plan), no gross-up treatment, the better of a payout cutback or no gross-up treatment, or such other alternatives as the Compensation Committee shall determine, each as specified by the Compensation Committee at the time of designation of an executive as a participant in the plan (or thereafter, subject to the conditions of the plan) and (ii) specific provisions to comply with the payment delays required by Internal Revenue Code Section 409A in the event an executive is a “key employee” within the meaning of such Section. Dr. Rowinsky and Mr. Crowley are each eligible to receive a full gross-up payment by the Company, subject to the plan’s limitations. The non-competition and non-solicitation covenants have a term of twelve months after the termination date for tier 1, tier 2 and tier 3 participants, and six months after the termination date for tier 4 participants. In addition, the confidentiality covenant has no time limit as long as a participant has trade secret, proprietary or confidential information.

The Change-in-Control Plan defines “cause” as the occurrence of (i) an indictment of the participant involving a felony or a misdemeanor involving moral turpitude, (ii) willful misconduct or gross negligence by the participant resulting, in either case, in harm to the Company, (iii) failure by the participant to carry out the directions of the ImClone Board or the participant’s immediate supervisor, as the case may be, or (iv) fraud, embezzlement, theft or dishonesty against the Company or a material violation of a policy or procedure of the Company, resulting, in any case, in harm to the Company.

The Change-in-Control Plan defines resignation for “good reason” as the occurrence of any of the following within the 60-day period preceding the date of termination: (i) a material adverse diminution of the participant’s titles, authority, duties or responsibilities, or the assignment to the participant of titles, authority, duties or responsibilities that are materially inconsistent with his or her titles, authority, duties and/or responsibilities in a manner materially adverse to the participant, (ii) a reduction in the participant’s base salary, annual target bonus, or maximum bonus without the participant’s prior written consent (other than any reduction applicable to employees generally), (iii) an actual change in the participant’s principal work location by more than 75 miles and more than 75 miles from the participant’s principal place of abode as of the date of such change in job location without the participant’s prior written consent, or (iv) a failure of the Company to obtain the assumption in writing of its obligation under the Change-in-Control Plan by any successor to all or substantially all of the assets of the Company within 45 days after a merger, consolidation, sale or similar transaction that qualifies as a Change-in-Control.

The summary of the Change-in-Control Plan contained herein is qualified by reference to the Change-in-Control Plan, which is filed herewith as Exhibit (e)(7) and is incorporated herein by reference.

Indemnification of Officers and Directors

Section 102 of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware law or obtained an improper personal benefit. Article Eleventh of ImClone’s Certificate of Incorporation, as amended, provides that no director shall be personally liable for any monetary damages for any breach of fiduciary duty as a director, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, indemnification is limited to expenses and no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court or the Delaware Court of Chancery determines that such indemnification is proper under the circumstances.

In addition, ImClone maintains insurance on behalf of its directors and officers insuring them against liability asserted against them in their capacities as directors or officers or arising out of such status.

The Merger Agreement provides that for a period of not less than six years after completion of the Merger, the surviving corporation in the Merger shall (and Parent shall cause the surviving corporation to) indemnify and hold harmless all past and present directors, officers and employees of the Company and its subsidiaries and individuals who become such prior to the Effective Time (“Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation whether civil or criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Party is or was an officer, director, employee or agent of the Company or any of its subsidiaries, to the full extent permitted by law. In addition, the Merger Agreement provides that for a period of not less than six years from the Effective Time, the Certificate of Incorporation and By-laws of the surviving corporation will contain provisions no less favorable with respect to indemnification, advancement of expenses to officers, directors and employees and exculpation of each Indemnified Party than are set forth in ImClone’s Certificate of Incorporation, as amended, and By-laws as in effect on the date of the Merger Agreement.

The Merger Agreement also provides that for a period of not less than six years from and after the Effective Date, the surviving corporation shall (and Parent shall cause the surviving corporation to) cause ImClone’s current and former officers and directors who are covered by the directors’ and officers’ liability insurance policy maintained by ImClone as of the date of the Merger Agreement to be covered under a directors’ and officers’ liability insurance policy on terms and conditions substantially equivalent to and in any event not less favorable in the aggregate than ImClone’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. However, in no event will Purchaser be required to spend more than an amount per year equal to 300% of current annual premiums paid by ImClone for such insurance.

(b)	The Offeror, its Executive Officers, Directors or Affiliates

The Merger Agreement

The summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer, which is being filed as an exhibit to the Schedule TO, are incorporated in this Schedule by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference.

The Merger Agreement governs the contractual rights between the Company, Parent and Offeror in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or Parent in the Company’s or Parent’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company or Parent. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which Offeror may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders.

Representation on the ImClone Board

The Merger Agreement provides that after the Purchaser accepts for payment any Shares tendered, and not properly withdrawn pursuant to the Offer (the “Acceptance Time”), and at all times thereafter, Parent will be entitled to elect or designate a number of the Company’s directors, rounded-up to the next whole number, equal to the product of the total number of directors on the ImClone Board (giving effect to the directors elected or designated by Parent under the Merger Agreement) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser or any of their affiliates bears to the total number of Shares then outstanding. Under the terms of the Merger Agreement, the Company will take all actions necessary or desirable to effect the election of said directors to the ImClone Board. The ImClone Board, upon Parent’s request following the Acceptance Time, and at all times thereafter, will cause the number of Parent’s designees (rounded-up to the next whole number) to constitute the same percentage (rounded-up to the next whole number) as is on the ImClone Board of (i) each committee of the ImClone Board, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board, in each case, to the extent permitted by applicable Law and the NASDAQ Marketplace Rules. After the Acceptance Time, the Company shall, at Parent’s request, take all action necessary to elect to be treated as a “controlled company” as defined in NASDAQ Marketplace Rule 4350(c). However, following the Acceptance Time and prior to the Effective Time, the ImClone Board will include at least two of the Company’s current directors (the “Continuing Directors”), who are independent directors as defined in the NASDAQ Marketplace Rules and at least one of whom is an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended, but who may not be directors appointed pursuant to that certain Stockholder Agreement (the “Stockholder Agreement”) dated September 19, 2001 among ImClone and Bristol-Myers Squibb Company. In addition, after Parent’s designees are elected or designated to, and constitute a majority of the ImClone Board, prior to the Effective Time, subject to the terms of the Merger Agreement, any (i) amendment or modification of the Merger Agreement, (ii) termination of the Merger Agreement by the Company, (iii) extension of time for performance of any of the obligations of Parent or Purchaser under the Merger Agreement, (iv) waiver of any condition to the Company’s obligation under the Merger Agreement, (v) exercise or waiver of the Company’s rights or remedies under the Merger Agreement, (vi) amendment to the Company’s certificate of incorporation or bylaws, (vii) authorization of any agreement between the Company and any of its subsidiaries, on the one hand, and Parent or Purchaser or any of their affiliates, on the other hand, or (viii) taking of any other action by the Company in connection with the Merger Agreement, or the transactions contemplated by the Merger Agreement required to be taken by the ImClone Board, may be effected only if there are in office one or more Continuing Directors and such action is approved by a majority of the Continuing Directors then in office. Prior to the Acceptance Time, the Company shall designate two alternate Continuing Directors that the ImClone Board shall appoint in the event of the death, disability or resignation of the Continuing Directors, each of whom shall, following such appointment to the ImClone Board, be deemed to be a Continuing Director for purposes of the Merger Agreement.

The foregoing summary concerning representation on the ImClone Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

Recommendation of the ImClone Board

On October 5, 2008, after careful consideration and a thorough review of the Offer with its outside legal and financial advisors, the ImClone Board, at a meeting duly called and held, by unanimous vote of all directors present at the meeting:

•	declared that the Merger Agreement and the transaction contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of ImClone and its stockholders;

•	approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger;

•	approved resolutions to, among other things, render the Rights Agreement (the “Rights Agreement”) dated as of February 15, 2002, and as amended on May 4, 2006, between the Company and Computershare Trust Company, N.A. (as successor Rights Agent to EquiServe Trust Company, N.A.), as Rights Agent, inapplicable to the Offer and the Merger; and

•	recommended that ImClone’s stockholders accept the Offer, tender their Shares pursuant to the Offer and adopt the Merger Agreement.

A letter to ImClone’s stockholders communicating the ImClone Board’s recommendation and the press release announcing the Offer are attached hereto as Exhibits (a)(3) and (a)(4), respectively.

Reasons for the Recommendation that ImClone Stockholders Accept the Offer

Background

On July 25, 2008, the ImClone Board held a meeting by telephone conference at which a special committee comprised of Dr. Alexander S. Denner, Jules Haimovitz and Carl C. Icahn was formed to explore separating the Company into (a) its ERBITUX® business and (b) its pipeline business. The separation contemplated by this special committee did not materialize.

On July 31, 2008, Bristol-Myers Squibb Company (“Bristol-Myers”) sent an unsolicited letter to the ImClone Board containing a non-binding offer to acquire the Shares that it did not already own for a price of $60.00 per Share in cash, and publicly announced that offer. The ImClone Board held a meeting by telephone conference the next day and established a committee (the “Board Committee”) comprising all of the directors of ImClone other than John E. Celentano, who is an employee of Bristol-Myers, to act on behalf of the ImClone Board to review Bristol-Myers’ proposal and any alternatives to it, and appointed a Special Committee comprising Alexander J. Denner, Jules Haimovitz and Carl C. Icahn (the “Special Committee”) to review the Bristol-Myers proposal and any alternatives to it, and to report to the ImClone Board. The ImClone Board also expressed its preliminary view that the offer substantially undervalued ImClone.

On August 1, 2008, ImClone issued a press release stating that it would examine Bristol-Myers’ offer. The ImClone Board also issued a press release the following business day (August 4) announcing the ImClone Board’s actions and its preliminary determination regarding the Bristol-Myers proposal and the fact that the ImClone Board was discussing separating the Company into its ERBITUX® business and its pipeline business.

Following the August 1 meeting, members of the Special Committee interviewed firms to act as financial advisor to the Special Committee and the Company. Dr. Denner had discussions with representatives of J.P. Morgan Securities, Inc. (“J.P. Morgan”) and several other financial advisors to advise the Company and act as its financial advisor with respect to the unsolicited offer by Bristol-Myers for the Company, any transaction involving the merger or sale of the Company or other similar transaction between the Company and Bristol-Myers or any other party and any transaction which would result in the possible separation of the ERBITUX® business and the Company’s pipeline business as stand-alone going concerns.

On August 6, 2008, the ImClone Board (at a meeting held by teleconference that Mr. Celentano did not attend) received a report concerning discussions with potential financial advisors, and adopted a resolution authorizing the Special Committee to retain either J.P. Morgan or another financial advisor as a financial advisor to it and to the Company on such terms and conditions as the Special Committee might negotiate with such financial advisor. The Special Committee determined that the Company retain J.P. Morgan as the Company’s exclusive financial advisor in connection with the Bristol-Myers offer and other matters mentioned in the immediately preceding paragraphs. The Special Committee chose for the Company to retain J.P. Morgan because of its reputation as an internationally recognized investment banking and an advisory firm with substantial experience in transactions similar to the transactions contemplated by the Merger Agreement and because J.P. Morgan is familiar with the Company and its business. The Special Committee also determined to retain Katten Muchin Rosenman LLP and Morris, Nichols, Arsht & Tunnell LLP as its legal advisors. J.P. Morgan was formally retained by the Company on August 12, 2008, pursuant to the engagement letter described below under Item 5, “Persons/Assets Retained, Employed, Compensated or Used” and J.P. Morgan began evaluating the proposal from Bristol-Myers and the possible separation of the Company’s businesses.

On August 12, 2008, representatives of UBS Securities LLC (“UBS”), acting on behalf of Parent, contacted Dr. Denner to express Parent’s interest in a potential transaction with ImClone, and that Parent valued ImClone at a substantial premium to the $60 per Share previously announced by Bristol-Myers and would be interested in acquiring all of ImClone. Dr. Denner indicated that ImClone was in the process of exploring strategic alternatives and had made no decision whether to sell itself.

On August 12, 2008, John C. Lechleiter, Ph.D., Parent’s President and Chief Executive Officer, contacted Mr. Johnson to express Parent’s interest and reiterate the message delivered by Parent’s financial advisors earlier that day. Mr. Johnson suggested that Dr. Lechleiter contact Mr. Icahn.

On August 13 and 14, 2008, Mr. Icahn had two telephonic conversations with Dr. Lechleiter, during which Dr. Lechleiter conveyed the Parent’s preliminary interest in acquiring the Company in an all cash transaction. Mr. Icahn explained to Dr. Lechleiter that he was prepared to discuss a possible transaction if the purchase price were approximately $70.00 per Share or more, but was not interested in discussing a lower price. After the conversation, Parent did not submit a bid.

On August 14, 2008, J.P. Morgan met with the Company’s management team and commenced its detailed due diligence of the Company’s business, assets, and financial projections. During the subsequent several weeks, J.P. Morgan had frequent contact and discussions with members of the Company’s management team to complete its due diligence and analysis. J.P. Morgan also had several discussions with Bristol-Myers’ advisors regarding Bristol-Myers’ offer. J.P. Morgan also had several conversations with Bristol-Myers’ financial advisors, during which Bristol-Myers’ financial advisors requested further information about the timing of ImClone’s process and when they would hear from J.P. Morgan in the future.

Subsequent to the engagement of J.P. Morgan as the Company’s financial advisor, J.P. Morgan had conversations with several large pharmaceutical and biotechnology companies (and/or those parties’ financial advisors) that had potential interest in a transaction with the Company. With the exception of Parent, none of those parties made a proposal for a transaction with the Company on terms that were acceptable to the Company.

During the period from August 14, 2008 to September 8, 2008, representatives of Parent and ImClone held a number of discussions about the interest of Parent in pursuing a transaction with ImClone, the scope and timing for a possible due diligence review by Parent, and Mr. Icahn’s request to publicly disclose any proposal by Parent.

On August 20 and 24, 2008, Mr. Icahn had telephonic conversations with James M. Cornelius, Chairman and Chief Executive Officer of Bristol-Myers, and advised him that he believed the proposal by Bristol-Myers that was not solicited by the Company and which Bristol-Myers had publicly announced was too low and undervalued the Company. Mr. Cornelius said that he was not willing to increase the purchase price and Mr. Icahn advised him that the ImClone Board retained advisors to assist it in determining the adequacy of the offer.

On September 8, 2008, Mr. Icahn had a telephonic conversation with Mr. Cornelius and advised him that the Company’s advisors had made an initial determination that the Bristol-Myers offer of $60.00 per Share was inadequate and that if Bristol-Myers were still interested, it should make a better offer, although no decision had been made to sell the Company.

On September 8 and 9, 2008, Mr. Icahn had telephonic conversations with Dr. Lechleiter during which Dr. Lechleiter said that Parent was interested in proceeding with a transaction with a purchase price of $70.00 per Share, subject to due diligence, but not financing. Mr. Icahn and Dr. Lechleiter discussed the Company’s desire to publicly state that it had received an offer from Parent. Dr. Lechleiter indicated that Parent would accept the public disclosure of the purchase price, but it was not prepared to have its name disclosed. Mr. Icahn and Dr. Lechleiter agreed that the Company would disclose the purchase price, and could only disclose the identity of Parent if Parent or the Company determined not to proceed with a transaction.

On September 8 and 9, 2008, the Special Committee held meetings by telephone conference with its legal and financial advisors, and certain members of management of the Company. At those meetings, the Special Committee’s legal advisors reviewed the transaction proposed by Bristol-Myers and the Special Committee’s duties under applicable law, including in responding to the Offer, Bristol-Myers’ voting rights under its agreements with ImClone and the effect of ImClone’s rights plan. The Company’s financial advisor, J.P. Morgan, discussed the status of its due diligence, which was nearly complete, and discussions which it had with other pharmaceutical and biotechnology companies or their financial advisors. J.P. Morgan also discussed with the Special Committee its preliminary view of the inadequacy from a financial point of view to the holders of the Shares (other than Bristol-Myers and its affiliates) of the $60.00 per Share price proposed by Bristol-Myers, and the potential value of alternative transactions, including selling only the Company’s ERBITUX® business and the separation of the ERBITUX® business and the pipeline business into two separate entities. J.P. Morgan and Mr. Icahn also reviewed discussions that they had had with other potential buyers of the Company, including Parent, whose Chief Executive Officer had expressed an interest in acquiring ImClone. After extensive discussion and based upon Parent’s expressed interest, it was determined that Mr. Icahn would call the Chief Executive Officer of Parent and suggest that Parent proceed on the basis discussed by Mr. Icahn and Dr. Lechleiter at a price of $70.00 per Share, subject to due diligence, but not financing, which ImClone would be permitted to publicly announce.

On September 9, 2008, Dr. Lechleiter delivered a confidential letter to Mr. Icahn setting forth Parent’s non-binding preliminary indication of interest in acquiring ImClone for a price of $70.00 per Share in cash. The letter indicated that Parent’s proposal to acquire ImClone would not be subject to a financing condition, but that the proposal was contingent on satisfactory completion of a due diligence investigation.

During the period of September 9 through September 12, representatives of the Company and Parent had a series of telephonic conversations discussing the terms of the letter agreement pursuant to which Parent would have access to the confidential information of the Company and the structure of Parent’s due diligence of the Company.

On September 10, ImClone publicly announced that it had received an offer from a large pharmaceutical company to acquire the Company for $70.00 per Share in cash, subject to due diligence but not financing. The existence of that offer was discussed at ImClone’s Annual Meeting of Stockholders held on September 10, 2008. Following the meeting of stockholders, the ImClone Board met in person. After addressing some preliminary matters, Mr. Celentano was asked to, and did, leave the meeting. The remaining ImClone Board members then met with its legal and financial advisors to discuss the $70.00 per Share offer as well as Bristol-Myers’ pending $60.00 per Share offer. Counsel advised the ImClone Board on its duties under applicable law. The ImClone Board discussed the prospects for ERBITUX® and for various of the Company’s other compounds that had not yet received FDA approval, as well as the Company’s projections. Representatives of J.P. Morgan reviewed its preliminary financial and valuation analysis and reviewed J.P. Morgan’s preliminary conclusions concerning the Company’s value. J.P. Morgan also reviewed the potential value of the company if the ERBITUX® business and the pipeline business were separated into two separate entities, and reviewed its discussions with and the interest of, other potential bidders in bidding for all or part of ImClone. J.P. Morgan then delivered its oral opinion that Bristol-Myers’ offer of $60.00 per Share was inadequate from a financial point of view to the holders of the Shares (other than Bristol-Myers and its affiliates). After questions relating to J.P. Morgan’s analysis and further discussion, the ImClone Board members present unanimously determined to reject Bristol-Myers’ $60.00 per Share cash offer as inadequate. The ImClone Board instructed management of the Company to work with J.P. Morgan to ensure that the Company’s projections properly captured any additional value that might be attributable to compounds that were in development. Also at the meeting, Drs. Mulligan and Deuel volunteered to be, and were, appointed to the Special Committee. Following such appointments, the ImClone Board directed the Special Committee to discuss Parent’s proposal, negotiate with Parent and advise the ImClone Board on the status of the negotiations. On September 10, ImClone publicly announced that it had determined that Bristol-Myers’ $60.00 per Share offer was inadequate. Over the course of the next week, J.P. Morgan had conversations with either advisors to, or senior management of, several other potentially interested parties. None of these parties was interested in making an offer of at least $70.00 per share.

On September 11, 2008, Mr. Icahn had a telephonic conversation with Mr. Cornelius and advised him that the Company’s financial advisor had delivered an opinion to the Company that Bristol-Myers’ offer to acquire the Company for $60.00 per Share was inadequate from a financial point of view to the holders of the Shares (other than Bristol-Myers and its affiliates).

On September 11, 2008, Bristol-Myers sent a letter to ImClone, which Bristol-Myers also publicly disclosed, expressing its disappointment that ImClone had rejected its offer and stating that it had the exclusive rights in the United States to market ERBITUX® and related compounds, including IMC-11F8, and would not modify those rights. ImClone responded by letter, which it also publicly disclosed the same day, in which it expressed disagreement with Bristol-Myers’ position, but invited Bristol-Myers to make a further offer.

On September 12, 2008, ImClone and Parent entered into a Letter Agreement pursuant to which Parent agreed that information furnished to it would be used only to evaluate making a consensual offer to acquire ImClone and the terms upon which Parent’s identity could be disclosed. The Letter Agreement included certain provisions that restricted Parent from sharing information or otherwise participating in, or acting in concert with, any entity or person that directly or indirectly through its affiliates engages or operates in the pharmaceutical or biotechnology industry. Mr. Icahn had a telephonic conversation with Dr. Lechleiter and they confirmed that Parent could conduct due diligence for two weeks and either submit an offer at the end of such time or terminate the process. Beginning on September 13, Parent began to conduct due diligence concerning ImClone.

During the period from September 13, 2008, through September 30, 2008, Parent and its representatives conducted due diligence, reviewed confidential information about the Company and had meetings with senior members of management of the Company.

On September 22, 2008, Dr. Denner had a conversation with an executive officer of a large biotechnology company that expressed an interest in acquiring the Company. The executive officer advised Dr. Denner that his company did not have the cash to acquire the Company and was interested primarily in acquiring part, not all of ImClone. Dr. Denner advised the executive officer to further advise him when, and if, it was prepared to submit a proposal.

On September 22, 2008, Dr. Lechleiter met with Mr. Icahn in New York to discuss Parent’s strategic and business rationale for the acquisition of ImClone.

On September 22, 2008, Bristol-Myers announced that it was increasing its initial offer to acquire the Shares of ImClone that it did not own to $62.00 per Share and stated that it intended to commence a tender offer not subject to diligence or financing at that price and to solicit shareholder consents to eliminate certain provisions of its Stockholders Agreement with ImClone regarding the election of directors and to remove all of the existing directors of ImClone and to replace them with persons proposed by Bristol-Myers. On the same day, Mr. Celentano resigned as a director of ImClone.

On September 23, 2008, ImClone sent a letter to Bristol-Myers which was also publicly disclosed, stating that, in view of the Company’s announcement that it had received an offer of $70.00 per Share, subject to due diligence, from a large Pharma company, Bristol-Myers’ $62.00 per Share unsolicited offer seemed absurd.

On September 23, 2008, as part of Parent’s ongoing due diligence investigation, representatives from ImClone, including Mr. Johnson, and ImClone’s financial advisor, J.P. Morgan, met with Parent’s management and advisors at the New York offices of Latham & Watkins LLP, counsel to Parent, for presentations by senior management of ImClone regarding ImClone’s business.

On or shortly before September 26, 2008, Mr. Icahn had a telephone call with Mr. Cornelius in which Mr. Cornelius implied that Bristol-Myers might be willing to increase its bid price for the Shares, but not as high as $70.00 per Share.

On September 26, 2008, Dr. Lechleiter and Mr. Icahn discussed by telephone the status of Parent’s due diligence and a process for the days following the completion of due diligence and other aspects of the proposed transaction. Mr. Icahn advised Dr. Lechleiter that the Company was not prepared to discuss any proposal from Parent with a purchase price of less than $70.00 per Share, in cash. Also, Mr. Icahn requested that Dr. Lechleiter advise him of Parent’s decision by 11:59 pm on October 1, 2008.

On September 30, 2008, Dr. Lechleiter had a telephonic conversation with Mr. Icahn and advised him that if Parent submitted a proposal by October 1 to acquire the Company, it would include a draft merger agreement.

On October 1, 2008, Dr. Denner had a conversation with an executive officer of a large biotechnology company. The executive officer advised Dr. Denner that his company would continue to consider the proposal that was discussed on September 22, 2008, but that it was not prepared to formally submit a proposal at that time.

On October 1, 2008, Parent made a formal proposal for $70.00 per share and provided a draft merger agreement to ImClone. Dr. Lechleiter and Mr. Icahn also discussed the transaction telephonically after the delivery of the proposal.

On October 2, 2008, ImClone announced that the large pharmaceutical company had completed its due diligence and made a proposal not subject to financing or further due diligence, but had requested that its name not be divulged until completion of negotiations of a definitive agreement. Following this announcement, it was widely reported in the press that the bidder was Parent, and that the price was $70.00 per Share.

Between October 1 and October 5, 2008, Mr. Icahn and Dr. Lechleiter engaged in discussions concerning the economic terms of the proposed transaction while representatives to the parties discussed the terms of the proposed Merger Agreement. Parent initially proposed a break-up fee of 4% of the transaction value if the merger was not consummated. Mr. Icahn suggested that the proposed break-up fee be eliminated, or that Parent increase its offer. On October 3, 2008, the Special Committee and the ImClone Board held a meeting by telephone conference and were provided an update of the negotiations between Parent and the Company; both the Special Committee and the ImClone Board approved of the strategy of trying to eliminate the break-up fee, or using the existence of a break-up fee to try to obtain an increase in the offer price. Also at the meeting, the Special Committee determined that the ImClone Board would review the status of subsequent negotiations or proposals and, if appropriate, approve transaction terms. Following the meetings, in a telephone conversation, Mr. Icahn proposed to Dr. Lechleiter that Parent proceed without a break-up fee, or that it increase its offer to $72.00 per Share and be granted a break-up fee. Parent would not increase its price, and stated that it would not proceed without a customary break-up fee. As a result of these negotiations, the break-up fee was set at $150 million, or approximately 2.3% of the value of the transaction.

On October 5, 2008, the ImClone Board held a meeting by telephone conference with its legal and financial advisors and unanimously approved the Merger Agreement. At that meeting, counsel to the Company explained the terms of the proposed agreement and applicable considerations under Delaware law. Also at the meeting, J.P. Morgan discussed the proposed transaction and its fairness to the ImClone stockholders (other than Parent or Purchaser) from a financial point of view, and delivered to the ImClone Board its opinion described below in the Section “Opinion of ImClone’s Financial Advisor.” The ImClone Board also unanimously determined to approve the Merger Agreement and the related transactions and to recommend Parent’s tender offer to stockholders of ImClone, and authorized the Company’s management to file with the Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9 and amendments and supplements thereto as may become appropriate and approved resolutions to, among other things, render the Rights Agreement inappropriate to the Offer and the Merger.

Reasons for the Transaction and Recommendation of the ImClone Board

After evaluating the factors referred to below and consulting with its legal counsel and its financial advisor, the ImClone Board unanimously declared the Merger Agreement advisable and fair to and in the best interests of ImClone and its stockholders and unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The ImClone Board unanimously recommends that ImClone stockholders tender their shares to Purchaser in the Offer.

Factors Considered by the ImClone Board

In connection with reaching the recommendation described above, the ImClone Board concluded that the Offer is fair to, and in the best interest of, the stockholders of ImClone. In reaching this determination and conclusion, the ImClone Board considered a number of factors, including the following:

1. Company Operating and Financial Condition.  The ImClone Board took into account the current and historical financial condition and results of operations of ImClone, as well as the prospects and strategic objectives of ImClone, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the general economy and in the industries in which ImClone’s businesses operate.

2. Company Financial Forecasts.  The ImClone Board examined the forecasted financial data set forth in the forecasts described below under the heading “Financial Projections” and considered the discussion of management concerning them.

3. J.P. Morgan Financial Analysis and Opinion.  The ImClone Board took into account the financial analyses of J.P. Morgan and its opinion dated October 5, 2008 (the full text of which is filed herewith as Exhibit (e)(8) and included in Annex II hereto and incorporated by reference herein) to the effect that, as of the date of the opinion and based on and subject to the matters stated therein, the Offer Price was fair, from a financial point of view, to holders of Shares (other than Parent and Purchaser). The financial analysis and opinion of J.P. Morgan are described below in the section “Opinion of ImClone’s Financial Advisor.” In connection with its engagement, J.P. Morgan was not requested to, and accordingly did not, perform a full market solicitation of all potential third parties who might have an interest in the possible acquisition of all or a part of ImClone. However, J.P. Morgan was in contact with those large pharmaceutical and biotechnology companies or their financial advisors whom J.P. Morgan and management of ImClone thought were the most likely parties to be interested in such a transaction, but none of those parties was prepared to offer a higher price to purchase ImClone. The ImClone Board also considered J.P. Morgan’s observation that it would likely be difficult to achieve an alternative transaction with private equity or other financial buyers as such buyers would face difficulty obtaining financing in the current credit market.

4. Transaction Financial Terms/Relation to Certain Market Prices.  The ImClone Board considered the relationship of the Offer Price to the historical and projected market prices of the Shares. The Offer Price of $70.00 per Share represents a premium of approximately 51% over the closing price per Share on July 30, 2008, the day before the public announcement of Bristol-Myers’ offer to acquire the Shares of ImClone that it did not already own, and a premium of 8% over the closing price per Share on September 9, 2008, the day before the announcement that ImClone had received a $70.00 per Share offer (subject to due diligence but not financing).

5. Strategic Alternatives.  The ImClone Board considered the potential strategic alternatives available to ImClone, including (i) remaining as an independent company and continuing to market ERBITUX® together with Bristol-Myers and to develop the compounds in the Company’s pipeline, (ii) the sale of the ERBITUX® business but retention of the pipeline business, (iii) separating the ERBITUX® business and the pipeline business into two separate entities and (iv) selling the Company to another bidder. After carefully considering these alternatives, the ImClone Board determined that a sale of the Company to Parent on the terms proposed was the best alternative.

6. Timing of the Offer and Opportunity for Other Bidders to Make an Offer.  The ImClone Board took into account the timing of the Offer in relation to prevailing market conditions. The ImClone Board also noted that the Merger Agreement contains a “fiduciary out” that will allow other bidders to make a superior offer, but that (i) Parent will be entitled to the payment of the Break-Up Fee (as defined below) in the event that such an alternative offer is accepted or if the ImClone Board changes its recommendation of the Offer and (ii) the time period in which any such other bidder can make such an offer ends at the Acceptance Time, which may be as early as November 20, 2008. The ImClone Board determined that this period provided an adequate opportunity for other interested parties to make an offer considering (i) that the potential change-of-control of the Company had been announced by Bristol-Myers and widely publicized since July 31, 2008; (ii) the Parent’s proposal of the $70.00 per Share price had been announced on September 10, 2008; (iii) Parent had made its written offer 20 days after being asked by Mr. Icahn to make an offer subject to due diligence but not financing, and other bidders would have a longer period to do so and (iv) the Offer represented a 51% premium over ImClone’s closing price on July 30, the day before Bristol-Myers announced its $60.00 per Share unsolicited offer for Shares Bristol-Myers and its affiliates did not own.

7. Break-Up Fee and Expenses.  The ImClone Board noted that if the ImClone Board accepts a superior proposal or changes its recommendation with respect to the Offer, the Company will be required, in certain circumstances, to pay a break-up fee to Parent of $150 million (the “Break-Up Fee”) upon the termination of the Merger Agreement. Also, (i) if Parent fails to satisfy the Minimum Condition (as defined in the Merger Agreement) and terminates the Merger Agreement as a result by the Outside Date (as defined in the Merger Agreement), or (ii) the Company breaches any covenants and fails to cure in accordance with the notice and cure provisions contained in the Merger Agreement, and in each such event, an alternative acquisition proposal to purchase ImClone has been publicly disclosed or communicated to ImClone’s management, and Parent or Purchaser terminates the Merger Agreement and ImClone signs an agreement to sell all of ImClone or 95% or more of its assets within 12 months of the termination of the Merger Agreement, the Company will be required to pay the Break-Up Fee (less any expenses advanced under the Merger Agreement) to Parent upon consummation of a transaction to sell all of ImClone or 95% or more of its assets. The obligation to pay the Break-Up Fee in certain circumstances could make a superior proposal less likely or result in such a proposal being made at a lower amount than would be the case were there no Break-Up Fee. The ImClone Board believed, however, that the Break-Up Fee was reasonable under the circumstances and should not preclude a higher bid or significantly deter any bidder interested in paying a materially higher price than $70.00 per Share for ImClone. The Merger Agreement provides that if ImClone breaches its representations and warranties in any material respect and Parent or Purchaser terminates the Merger Agreement, Parent will receive up to $20 million in expenses.

8. Opinions of Analysts.  The ImClone Board considered that while some analysts who provide equity research with respect to the Company’s stock had expressed the view that the long term or target value of the Company’s stock exceeds $70.00 per Share, in response to the initial Bristol-Myers offer, several analysts had expressed the view that the fair value of the Shares was $70.00 or less.

9. Likely Effect on Market Prices of the Shares if the Offer is Withdrawn.  The ImClone Board considered the possible trading prices of the Shares in the short term and the long term in the event that the Offer were to be withdrawn or rejected. The ImClone Board concluded that the trading value of the Shares might decline in the short term as a result of the withdrawal or rejection of the Offer in combination with ImClone’s financial outlook.

10. Form of the Consideration; Taxable Transaction.  The ImClone Board considered the form of consideration to be paid to holders of Shares in the Offer and the Merger, and the certainty of value of such cash consideration compared to stock, particularly in the recent volatile markets. The ImClone Board was aware that the consideration received by holders of Shares in the Offer and Merger would be taxable to some holders for federal income tax purposes.

11. Possible Short Form Merger.  The ImClone Board took into account that the Merger Agreement grants Parent the right, if the Offer is successful, to purchase enough authorized but unissued Shares to achieve the 90% threshold required to effect a “short form” merger to acquire the remaining equity of the Company pursuant to Section 253 of the Delaware General Corporation Law, without additional approval of the ImClone Board. Such option may only be exercised if it would permit Purchaser to exercise a short-form merger although, depending on the number of Shares tendered, there may not be sufficient Shares available for issuance in order for Parent to reach the short form merger threshold. The ImClone Board noted that because of the Minimum Condition (as defined in the Merger Agreement), the Offer cannot succeed unless a majority of the Shares are tendered.

12. Timing of Completion.  The ImClone Board considered the anticipated timing of consummation of the Offer, which should allow stockholders to receive the Offer Price promptly, followed by the Merger in which remaining stockholders will receive the same consideration as received by stockholders who tender their Shares in the Offer.

13. Limited Conditions to Consummation.  The ImClone Board considered the fact that the obligation of Parent to consummate the Offer is subject to a limited number of conditions, with no financing condition. Moreover, Parent and the Purchaser have represented that they have the financial resources or committed or available credit lines to consummate the Offer and the Merger.

14. Appraisal Rights.  The ImClone Board considered the fact that stockholders who do not tender their Shares under the circumstances described in the Offer will have the right to demand appraisal of the fair value of their Shares under the Delaware General Corporation Law.

15. Negotiations with Parent.  The ImClone Board considered the discussions between representatives of the Special Committee and Parent, including their respective advisors, and the judgment of the Special Committee that the Offer Price was the highest price that Parent would be willing to pay.

16. No Auction Process.  The ImClone Board considered that ImClone’s financial advisors were not requested to, and accordingly J.P. Morgan, with ImClone’s consent, did not perform an auction prior to ImClone entering into the Merger Agreement, although the Bristol-Myers offer had been publicly announced, the existence of a $70.00 per share price and timing of Parent’s Offer had been publicly announced, and J.P. Morgan and representatives of the Company were in contact with those pharmaceutical and biotechnology companies whom J.P. Morgan and management of ImClone thought were the most likely parties to be interested in such a transaction. Accordingly, the ImClone Board was satisfied, for the reasons discussed above, that under the Merger Agreement other interested parties had, and may have, an adequate opportunity to make an offer and that it was unlikely that another bidder would offer more than $70.00 per Share for the Company.

The members of the ImClone Board evaluated the Offer and the Merger in light of their knowledge of the business, financial condition and prospects of ImClone and the advice of its legal and financial advisors. In view of the wide variety of factors considered in connection with their evaluation of the Offer and the Merger, the ImClone Board did not find it practicable to, and did not, quantify or otherwise attempt to assign numerical weights to the specific factors it considered in reaching its determination. However, in determining to recommend that stockholders tender their Shares in the Offer, the ImClone Board considered that (i) in the ImClone Board’s view of the Company and its prospects, including the financial analyses of J.P. Morgan and its opinion dated October 5, 2008 (the full text of which is filed herewith as Exhibit (e)(8) and included in Annex II hereto and incorporated by reference herein), that the $70.00 per Share is a fair price, from a financial point of view, to the holders of the Shares (other than Parent and Purchaser) and (ii) the Minimum Condition (as defined in the Merger Agreement) provides owners of the publicly-held Shares with an important procedural safeguard that will ensure that the Offer can proceed only if holders of a majority on a fully diluted basis of the publicly-owned Shares elect to tender those Shares in response to the Offer. The foregoing discussion of the information and factors considered by the ImClone Board is not intended to be exhaustive but is believed to include all material factors considered by the ImClone Board.

Financial Projections

The management of ImClone prepared certain non-public business and financial information about ImClone, including certain financial projections. The projected years 2009 through 2017 have been shown below as these are the more critical years during which ImClone will be in a growth phase and launching a majority of its pipeline products.

(i) ‘Upside case’ — Excluding Probability of Technical Success (PTS) Adjustments

‘Upside case’ projections were prepared by the management of the Company for the purpose of sharing with the Parent and other potential buyers and to show the full potential of the value of each product of ImClone. The ‘Upside Case’ projections do not reflect management of ImClone’s estimates and judgments as to the expected future results of operations and financial condition of ImClone. The ‘Upside case’ projections included the following estimates of ImClone’s future financial performance, which are aggregate figures (in millions):

	Fiscal Year Ended December 31,
	2009	2010	2011	2012	2013	2014	2015	2016	2017

Total Revenues	$753	$874	$965	$964	$1,200	$2,320	$4,468	$8,217	$12,320
Gross Profit	$666	$758	$826	$820	$1,009	$1,937	$3,703	$6,909	$10,358
Total R&D Expenditures	$542	$785	$882	$701	$699	$759	$831	$870	$988
Total SG&A Expenditures	$114	$135	$204	$357	$561	$720	$865	$1,056	$1,053
Total Distribution Expenditures	$0	$0	$0	$0	$9	$60	$160	$303	$467
Total Royalty Expense for ERBITUX®	$109	$143	$169	$173	$181	$165	$131	$119	$120
Earnings Before Interest and Taxes	$(100)	$(306)	$(428)	$(411)	$(441)	$233	$1,716	$4,561	$7,730

The above projections were not risk-adjusted to reflect the view of ImClone’s management as to the likelihood of each pipeline asset becoming commercialized.

The projections above represent the ‘Upside case’ projections, excluding any adjustments related to probability of technical success (“PTS”), that was prepared by ImClone’s management. The projections above do not reflect any probability adjustments for potential development, regulatory approvals or commercial risk. The projections above assume 100% probability success for all pipeline products and also assume full retention of all pipeline products.

The above ‘Upside case’ projections were made available to Parent. The ImClone Board was provided with the ‘Upside case’ projections which were prepared by the management of ImClone and upon which two PTS scenarios were applied (as discussed in the section below titled “Opinion of ImClone’s Financial Advisor”/“Discounted Cash Flow Analysis”).

(ii) ‘Management case’ — Including Probability of Technical Success (PTS) Adjustments

The management of ImClone also prepared ‘Management case’ projections for the purpose of evaluating the offer by Bristol-Myers and other potential buyers. The projections below represent the ‘Management case’ projections that were prepared by ImClone’s management. The projections below have been adjusted based on a ‘base’ probability of technical success (“Base PTS”) scenario, which was applied by the management of ImClone, based upon estimates of the likelihood of approval and commercialization of each of ImClone’s pipeline products. The projections assume full retention of all pipeline products. These projections included the following estimates of ImClone’s future financial performance, which are aggregate figures (in millions):

	Fiscal Year Ended December 31,
	2009	2010	2011	2012	2013	2014	2015	2016	2017

Total Revenues	$753	$874	$965	$963	$1,066	$1,394	$2,169	$3,472	$4,700
Gross Profit	$666	$759	$829	$822	$902	$1,159	$1,786	$2,905	$3,935
Total R&D Expenditures	$450	$619	$665	$539	$537	$560	$605	$582	$636
Total SG&A Expenditures	$114	$131	$183	$305	$440	$523	$578	$639	$636
Total Distribution Expenditures	$0	$0	$0	$0	$3	$22	$65	$116	$165
Total Royalty Expense for ERBITUX®	$109	$143	$169	$173	$181	$154	$113	$98	$93
Earnings Before Interest and Taxes	$(7)	$(133)	$(187)	$(194)	$(260)	$(99)	$425	$1,471	$2,405

The projections below represent the ‘Management case’ projections that were prepared by ImClone’s management. The projections below have been adjusted based on an ‘adjusted’ probability of technical success (“Adjusted PTS”) scenario, which was applied by the management of ImClone, based upon more favorable estimates of the likelihood of approval and commercialization of products. The projections assume full retention of all pipeline products. These projections included the following estimates of ImClone’s future financial performance, which are aggregate figures (in millions):

	Fiscal Year Ended December 31,
	2009	2010	2011	2012	2013	2014	2015	2016	2017

Total Revenues	$753	$874	$965	$963	$1,088	$1,519	$2,431	$3,845	$5,108
Gross Profit	$666	$759	$829	$821	$921	$1,262	$2,001	$3,220	$4,280
Total R&D Expenditures	$459	$632	$678	$550	$543	$567	$610	$584	$638
Total SG&A Expenditures	$114	$133	$188	$315	$454	$534	$591	$651	$647
Total Distribution Expenditures	$0	$0	$0	$0	$4	$27	$77	$131	$182
Total Royalty Expense for ERBITUX®	$109	$143	$169	$173	$181	$153	$109	$98	$93
Earnings Before Interest and Taxes	$(16)	$(148)	$(207)	$(217)	$(262)	$(19)	$616	$1,756	$2,720

The ImClone Board was provided with the above ‘Management case’ projections (as discussed in the section below titled “Opinion of ImClone’s Financial Advisor”/“Discounted Cash Flow Analysis”). Neither of the two above ‘Management case’ projections were made available to Purchaser.

(iii) General

ImClone’s non-public business and financial information and projections that ImClone provided to J.P. Morgan and/or Parent during the course of J.P. Morgan’s and/or Parent’s due diligence investigation, including financial analyses conducted by J.P. Morgan of ImClone, were provided solely in connection with such due diligence investigation and not expressly for inclusion or incorporation by reference in any Offer documents. There is no guarantee that any projections will be realized, or that the assumptions on which they are based will prove to be correct.

ImClone does not as a matter of course make public any projections as to future performance or earnings, other than limited guidance for periods no longer than one year, and the ‘Upside case’ projections set forth above are included in this Schedule 14D-9 only because this information was provided to Purchaser and J.P. Morgan. The ‘Management case’ projections set forth above are included in this Schedule 14D-9 only because this information was provided to J.P. Morgan and was the information upon which J.P. Morgan, with ImClone’s consent, relied and performed its analysis, as noted below. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles, and ImClone’s independent registered public accounting firm has not examined, compiled or otherwise applied procedures to the projections and accordingly assumes no responsibility for them. ImClone’s internal financial forecasts, upon which the projections were based in part, are, in general, prepared solely for internal use, such as budgeting and other management decisions, and are subjective in many respects. As a result, these internal financial forecasts are susceptible to interpretations and periodic revision based on actual experience and business developments. The projections reflect numerous assumptions made by the management of ImClone and general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond ImClone’s control. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate or that any of the projections will be realized.

ImClone expects that there will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections due to numerous risks and uncertainties, including but not limited to the important factors listed under “Item 1A. Risk Factors” in ImClone’s Annual Report on Form 10-K for the year ended December 31, 2007. All projections are forward-looking statements, and these and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified in ImClone’s Form 10-K.

The inclusion of the above projections should not be regarded as an indication that any of ImClone, J.P. Morgan, Purchaser or their respective affiliates or representatives considered or consider the projections to be a prediction of actual future events, and the projections should not be relied upon as such. However, the ‘Management case’ projections (including the ‘Management case’ projections set forth above) are the projections that the management of the Company informed J.P. Morgan is the case that the management believes reflects the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and, accordingly, upon which, with ImClone’s consent, J.P. Morgan relied upon and performed its analysis upon.

None of ImClone, J.P. Morgan, Purchaser or any of their respective affiliates or representatives intends to update or otherwise revise the projections to reflect circumstances existing or arising after the date such projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error.

ImClone’s stockholders are cautioned not to place undue reliance on the projections included in this Schedule 14D-9.

Opinion of ImClone’s Financial Advisor

Pursuant to an engagement letter dated August 12, 2008, the Company retained J.P. Morgan to act as its financial advisor in connection with the transactions contemplated by the Merger Agreement and to deliver a fairness opinion in connection with the Offer and the Merger.

At the meeting of the ImClone Board held on October 5, 2008, J.P. Morgan rendered its oral opinion, subsequently confirmed in writing, to the ImClone Board that, as of such date and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in its opinion, the consideration to be received by the holders of Shares in the Offer and the Merger is fair, from a financial point of view, to such holders (other than Parent and Purchaser). The full text of the written opinion of J.P. Morgan dated October 5, 2008, which sets forth, among other things, the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with its opinion, is included as Annex II to this Schedule 14D-9 and is incorporated herein by reference. The summary of J.P. Morgan’s opinion below is qualified in its entirety by reference to the full text of the opinion, and the Company’s stockholders are urged to read the opinion carefully and in its entirety. J.P. Morgan provided its opinion for the information and assistance of the ImClone Board in connection with and for the purposes of the Company’s evaluation of the transactions contemplated by the Merger Agreement. J.P. Morgan’s written opinion addresses only the consideration to be received in the Offer and the Merger, which was determined in negotiations between the Company and Parent, and does not address any other matter. The J.P. Morgan opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its Shares in the Offer or how such stockholder should vote with respect to any matter if such vote is required. While J.P. Morgan did provide independent financial advice to the ImClone Board during the course of the negotiations between the Company and Parent, the decision to approve and recommend the Offer and the Merger was made independently by the ImClone Board. The opinion was approved by J.P. Morgan’s fairness opinion committee.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed a draft dated October 5, 2008 of the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning the Company (and the industries in which it operates) and Parent and its affiliates;

•	compared the proposed financial terms of the Offer and the Merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration received for such companies;

•	compared the financial and operating performance of the Company with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Shares and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of the Company with respect to certain aspects of the Offer and the Merger, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by the Company or otherwise reviewed by or for it, and J.P. Morgan has not independently verified (nor has it assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan has not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor has it evaluated the solvency of the Company or Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan has assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. J.P. Morgan expresses no view as to such analyses or forecasts or the assumptions on which they were based.

The management of the Company informed J.P. Morgan that the ‘Management case’ projections that it prepared is the case that the management believes reflects the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company. In addition, the management of the Company also prepared the ‘Upside case’ projections. Accordingly, J.P. Morgan, with the Company’s consent, relied upon the ‘Management case’ projections prepared by the management of the Company. J.P. Morgan has also assumed that the Offer and the Merger and the other transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement, and that the definitive Merger Agreement does not differ in any material respects from the draft thereof furnished to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by the Company and Parent in the Merger Agreement and the related agreements are and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and has relied on the assessments made by advisors to the Company with respect to such issues. J.P. Morgan has further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and the Merger will be obtained without any adverse effect on the Company or on the contemplated benefits of the Offer and the Merger.

J.P. Morgan’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, October 5, 2008. It should be understood that subsequent developments may affect this opinion and that J.P. Morgan does not have any obligation to update, revise or reaffirm its opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the consideration to be received by the holders of the Shares in the Offer and the Merger and J.P. Morgan expresses no opinion as to the fairness of the Offer and the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Offer and the Merger. Furthermore, J.P. Morgan expresses no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Offer and the Merger, or any class of such persons relative to the consideration to be received by the holders of the Shares in the Offer and the Merger or with respect to the fairness of any such compensation.

The projections furnished to J.P. Morgan for the Company were prepared by the management of the Company. The Company does not as a matter of course publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the Offer and the Merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and probabilities for the clinical and regulatory success of the Company’s drug candidates. Accordingly, actual results could vary significantly from those set forth in such projections.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with providing its opinion.

Summary of J.P. Morgan’s Valuation Analyses

The following paragraphs summarize but do not purport to be a complete description of the financial analyses performed by J.P. Morgan, nor does the order of summaries of analyses described represent relative importance or weight given to those analyses by J.P. Morgan. All market data used by J.P. Morgan in its analyses was as of October 3, 2008, the last trading day prior to the date of J.P. Morgan’s opinion.

Historical Stock Trading and Premium Analysis

J.P. Morgan reviewed the historical trading prices for the Company’s Shares for the two-year period ended October 3, 2008. In addition, J.P. Morgan analyzed the $70.00 per Share in cash to be received by holders of the Shares in the Offer and the Merger in relation to the prices of the Company’s Shares on October 3, 2008 and prices on other selected dates. The following table presents the results of this analysis:

		Premium Based on
	Spot Price	$70.00 Offer

October 3, 2008	$64.96	7.8%
July 30, 2008(1)	$46.44	50.7%
October 4, 2006	$29.33	138.7%

(1)	The last trading day prior to the initial $60.00 per Share acquisition proposal made by Bristol-Myers Squibb Company.

Discounted Cash Flow Analysis

The ‘Management case’ projections provided by the Company’s management employed two probability of technical success (PTS) scenarios (‘Base PTS’ and ‘Adjusted PTS’) of the Company’s drug candidates. J.P. Morgan calculated indications of present value of free cash flows for the Company for the years 2009 through 2035 using discount rates ranging from 10.0% to 13.0%. The discount rates utilized were chosen based upon an analysis of the Company’s weighted average cost of capital. J.P. Morgan then calculated terminal values in the year 2035 based on an assumed Perpetuity Growth Rate of 2035 unlevered free cash flow ranging from 0.0% to 4.0%. J.P. Morgan then added the present values of the free cash flows for the years 2009 to 2035 with the present value of the terminal value to arrive at the implied present enterprise value for the Company. From that, J.P. Morgan subtracted the projected net debt at December 31, 2008 to arrive at the implied present equity value. The analysis implied a range of per Share implied values for the Company of $45.39 to $66.24 for the ‘Base PTS’ scenario and $51.00 to $73.68 for the ‘Adjusted PTS’ scenario, in each case, based upon the ‘Management case’ projections provided by the Company’s management.

As described above, the management of the Company prepared ‘Management case’ and ‘Upside case’ projections and informed J.P. Morgan that the ‘Management case’ that it prepared is the case that the management believes reflects the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company. Accordingly, J.P. Morgan, with the Company’s consent, relied upon, and performed its analysis based on, the ‘Management case’ projections provided by the Company’s management.

Solely for reference purposes rather than for valuation, J.P. Morgan performed a discounted cash flow analysis on the ‘Upside case’ projections, which were adjusted for the ‘Base PTS’ and ‘Adjusted PTS’ scenarios that were prepared by the Company’s management. The ‘Upside case’ projections on page 19 were not PTS adjusted and reflect 100% approval and commercialization and were shared with Parent in connection with its evaluation of the Company. See section below titled ’Summary of J.P. Morgan’s Reference Analysis”.

Selected Companies Analysis

J.P. Morgan reviewed and compared certain financial information for the Company to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the biotechnology industry:

•	Amgen Inc.

•	Amlyin Pharmaceuticals, Inc.

•	Biogen IDEC Inc.

•	Celgene Corp.

•	Cephalon Inc.

•	Elan Corp. plc

•	Genentech, Inc.

•	Genzyme Corp.

•	Gilead Sciences, Inc.

•	OSI Pharmaceuticals, Inc.

Although none of the selected companies was directly comparable to the Company, the companies included were chosen because they were publicly traded companies with operations that for purposes of this analysis may be considered similar to certain operations of the Company.

J.P. Morgan also calculated and compared various financial multiples and ratios for the Company and the selected companies based on share prices as of October 3, 2008 and information it obtained from SEC filings, FactSet (a data source containing historical market prices) and selected equity research. With respect to the Company and the selected companies, J.P. Morgan calculated the enterprise value, which was the market value of diluted common equity (including the impact of dilution from in-the-money options, in-the-money warrants, and in-the-money convertible notes based on the hedge positions) plus the book value of debt less cash and investments, as a multiple of 2008 EBITDA. The analysis implied a range of per Share values for the Company of $31.61 to $35.20 when applied to Company projections and $40.53 to $45.20 when applied to equity research projections. J.P. Morgan applied a reference range of 15.0x to 17.0x 2008 EBITDA to Company projections and selected equity research projections.

Selected Transactions Analysis

J.P. Morgan analyzed certain information relating to the following selected transactions in the biotechnology industry since September 2000. These transactions (listed by target/acquiror and date of announcement) were:

•	Millenium Pharmaceuticals, Inc./Takeda Pharmaceuticals Co. Ltd. (April 2008)

•	MGI Pharma, Inc./Esai Co., Ltd. (December 2007)

•	Pharmion Corp./Celgene Corp. (November 2007)

•	MedImmune, Inc./AstraZeneca Plc (April 2007)

•	Icos Corp./Eli Lilly & Co. (October 2006)

•	Myogen Inc./Gilead Sciences, Inc. (October 2006)

•	Cambridge Antibody Technology Group/AstraZeneca Plc (May 2006)

•	Chiron Biopharmaceuticals/Novartis AG (September 2005)

•	Abgenix, Inc./Amgen Inc. (December 2005)

For each of the selected transactions, J.P. Morgan calculated the enterprise consideration as a multiple of 2009 revenue. The analysis implied a range per Share of values for the Company of $62.07 to $77.82. J.P. Morgan applied a reference range of 7.0x to 9.0x 2009 revenue to Company projections.

Summary of J.P. Morgan’s Reference Analyses

The ranges of valuations resulting from any of the reference analyses described below were utilized solely to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of the Company. The following paragraph summarizes but does not purport to be a complete descriptions of the analyses.

Solely for reference purposes rather than for valuation, J.P. Morgan performed a discounted cash flow analysis on the ‘Upside case’ projections that were prepared by the Company’s management for purposes of sharing with Parent and other potential buyers in connection with its evaluation of the Company. The ‘Upside case’ projections provided by the Company’s management employed two probability of technical success

(PTS) scenarios (‘Base PTS’ and ‘Adjusted PTS’) of the Company’s drug candidates. The analysis implied a range of per Share values for the Company of $70.73 to $103.47 for the ‘Base PTS’ scenario and $88.42 to $128.06 for the ‘Adjusted PTS’ scenario, in each case, based upon the ‘Upside case’ projections provided by the Company’s management. The ‘Upside Case’ projections on page 19 do not reflect either of these two PTS scenarios.

Miscellaneous

The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. In arriving at its opinion, J.P. Morgan considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it, but rather made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. J.P. Morgan believes that the summary provided and the analyses described above must be considered as a whole and that selecting any portion of its analyses, without considering all of them, would create an incomplete view of the process underlying its analyses and opinions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of the Company.

In performing its analyses, J.P. Morgan made, and was provided by the management of the Company, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of J.P. Morgan, the Company and Parent. Analyses based on estimates or forecasts of future results are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such analyses. The analyses described above were performed solely as part of the respective analyses by J.P. Morgan of the fairness of the consideration to be received by the holders of Shares in the Offer and the Merger, from a financial point of view, to such holders of Shares (other than Parent and Purchaser), and were performed in connection with the delivery by J.P. Morgan of its opinion, dated October 5, 2008, to the ImClone Board. This summary does not purport to be a complete description of the analyses underlying the J.P. Morgan opinion. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the Company, Parent or their respective advisors, none of the Company, Parent, J.P. Morgan, nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

The consideration, as described above, and other terms of the Offer and the Merger were determined through arm’s-length negotiations between the Company, Parent and Purchaser and were approved by the ImClone Board. J.P. Morgan provided advice to the Company during these negotiations. J.P. Morgan did not, however, recommend any specific amount of consideration to the Company or the ImClone Board or that any specific amount of consideration constituted the only appropriate consideration for the Offer or the Merger.

The opinion of J.P. Morgan was one of many factors taken into consideration by the ImClone Board in making its determination to approve the Offer and the Merger. The analyses of J.P. Morgan summarized above should not be viewed as determinative of the opinion of the ImClone Board with respect to the value of the Company or Parent, or of whether the ImClone Board would have been willing to agree to different or other forms of consideration.

The ImClone Board selected J.P. Morgan as its financial advisor because of its reputation as an internationally recognized investment banking and an advisory firm with substantial experience in transactions similar to the transactions contemplated by the Merger Agreement and because J.P. Morgan is familiar with the Company and its business. As part of its investment banking and financial advisory business, J.P. Morgan is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

J.P. Morgan acted as financial advisor to the Company with respect to the Offer and the Merger and will receive a fee from the Company for its services, a substantial portion of which will become payable only if the Offer is consummated, as described below. In addition, the Company has agreed to indemnify J.P. Morgan for certain liabilities arising out of its engagement. The Company also has agreed to reimburse J.P. Morgan and its affiliates for reasonable expenses incurred, including reasonable expenses in connection with investigating, preparing or defending an action or proceeding arising out of its provision of services as financial advisor to the Company.

During the two years preceding the date of the fairness opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Parent, for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as joint-bookrunner on a $2.5 billion bond offering in March 2007. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of Parent, for which it receives customary compensation or other financial benefits. In the ordinary course of J.P. Morgan’s businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of the Company or Parent for their own account or for the accounts of customers and, accordingly, J.P. Morgan may at any time hold long or short positions in such securities.

Intent to Tender

In connection with the Merger Agreement, the Icahn Entities entered into separate Tender and Support Agreements, dated as of October 6, 2008, with Parent, which we refer to as the “Support Agreements.” The following summary of certain provisions of the Support Agreements are qualified in their entirety by reference to the Support Agreements themselves, which are incorporated herein by reference. We have filed copies of the Support Agreements as Exhibits (e)(2) and (e)(3) hereto. Shareholders and other interested parties should read the Support Agreements for a more complete description of the provisions summarized below.

The Icahn Entities are parties to separate Support Agreements and have agreed to tender in the Offer and not withdraw any Shares each Icahn Entity holds or acquires after the commencement of the Offer. If the ImClone Board changes its recommendation of the Offer or the Merger then the Tender and Support Agreements terminate and the Icahn Entities are permitted to not tender their Shares or withdraw any Shares that have been tendered. If the Merger is completed, each of the Icahn Entities has agreed to waive any appraisal rights in connection with the Merger.

Each of the Icahn Entities granted Parent an irrevocable proxy covering all of such shareholders’ Shares to vote in accordance with the foregoing. During the term of the Support Agreements, except as otherwise provided therein, none of the Icahn Entities will assign or otherwise dispose of their Shares other than pursuant to the Offer.

To the best knowledge of ImClone, as of the date of this Schedule 14D-9, each executive officer, director, affiliate or subsidiary of ImClone who owns Shares presently intends to tender in the Offer all Shares that they own of record or beneficially, other than Shares, if any, that they may have the right to purchase by exercising stock options, Shares, if any, that if tendered would cause them to incur liability under the short-swing profits provisions of the Securities Exchange Act of 1934, as amended, or Shares, if any, which are restricted Shares.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

ImClone selected J.P. Morgan as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger and because it is familiar with the Company and its business. Pursuant to a letter agreement dated August 12, 2008, the Company engaged J.P. Morgan to act as its financial advisor in connection with the Company’s consideration of the unsolicited offer by Bristol-Myers and strategic alternatives. Pursuant to the terms of the engagement letter, the Company agreed to pay J.P. Morgan a fee for its services, a predominant portion of which will become payable only if the Offer is consummated. In addition, the Company agreed to indemnify J.P. Morgan against certain liabilities arising out of its engagement, subject to certain limitations. ImClone also agreed to reimburse J.P. Morgan and its affiliates for reasonable expenses incurred, including reasonable expenses in connection with investigating, preparing or defending an action or proceeding arising out of its provision of services as financial advisor to ImClone.

During the two years preceding the date of the fairness opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Parent, for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as joint bookrunner on a $2.5 billion bond offering in March 2007. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of Parent, for which it receives customary compensation or other financial benefits. In the ordinary course of J.P. Morgan’s businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of the Company or Parent for their own account or for the accounts of customers and, accordingly, J.P. Morgan may at any time hold long or short positions in such securities.

The above summary of the relationship between ImClone and J.P. Morgan is not intended to be complete and exhaustive and such summary is qualified in its entirety by reference to the “Opinion of ImClone’s Financial Advisor” attached as Annex II to this Schedule and incorporated herein by reference.

Except as described above, neither ImClone nor any other person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to ImClone’s stockholders on its behalf in connection with the Offer or the other transactions contemplated by the Merger Agreement.

Item 6.	Interest in Securities of the Subject Company.

Other than as set forth below, as of September 30, 2008, no transaction in Shares has been effected during the past 60 days by ImClone or any subsidiary of ImClone or, to the knowledge of ImClone, by any executive officer, director or affiliate of ImClone.

	Date of	Number of	Price per
Identity of Person	Transaction	Shares	Share	Nature of Transaction

Richard Crowley	9/2/2008	11,957	$27.9375	Exercise of stock options
Richard Crowley	9/2/2008	11,957	$64.40	Open market sale pursuant to a Rule 10b5-1 Trading Plan
John H. Johnson	8/27/2008	7,837	$0	Vesting of restricted stock units
John H. Johnson	8/27/2008	2,738	$65.12	Sale to fund payment of tax liability related to vesting of restricted stock units
Andrew K.W. Powell	8/11/2008	15,000	$64.09	Stock option grant, exercisable 8/11/2009
Andrew K.W. Powell	8/11/2008	15,000	$64.09	Stock option grant, exercisable 8/11/2010
Andrew K.W. Powell	8/11/2008	15,000	$64.09	Stock option grant, exercisable 8/11/2011
Andrew K.W. Powell	8/11/2008	15,000	$64.09	Stock option grant, exercisable 8/11/2012
Joseph I. DePinto	7/14/2008	11,250	$40.09	Stock option grant, exercisable 7/14/2009
Joseph I. DePinto	7/14/2008	11,250	$40.09	Stock option grant, exercisable 7/14/2010
Joseph I. DePinto	7/14/2008	11,250	$40.09	Stock option grant, exercisable 7/14/2011
Joseph I. DePinto	7/14/2008	11,250	$40.09	Stock option grant, exercisable 7/14/2012

From time to time during the 60 days prior to the date of this Schedule and in the ordinary course, ImClone issued:

•	an aggregate of 1,699,840 Shares to holders of options to purchase Shares upon the exercise of such options by the holders thereof, with exercise prices ranging from $4.53 to $60.75 per Share and a weighted average exercise price of $36.24 per Share;

•	no Shares of restricted stock under ImClone’s 2006 Incentive Plan;

•	options to purchase 222,300 Shares under ImClone’s 2006 Incentive Plan; and

•	16,340 Shares under the Employee Stock Purchase Plan.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule, ImClone is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of ImClone’s securities by ImClone, any of its subsidiaries or any other person;

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving ImClone or any of its subsidiaries;

•	a purchase, sale or transfer of a material amount of assets of ImClone or any of its subsidiaries; or

•	a material change in the present dividend rate or policy, or indebtedness or capitalization of ImClone.

Except as set forth in this Schedule, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the ImClone Board, other than at a meeting of ImClone’s stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Top-Up Option

Subject to the terms and conditions of the Merger Agreement, ImClone has granted Purchaser an option to purchase from ImClone, for a purchase price per Share equal to the Offer Price, payable by an unsecured, non-negotiable and non-transferable promissory note, an additional number of Shares such that immediately after the issuance of those additional Shares, Purchaser would own at least 90% of the outstanding Shares (the “Top-Up Option”), in order to allow Purchaser to effect a short-form merger. The Top-Up Option may be exercised at or after the time Purchaser accepts for payment, at least a majority of the Shares outstanding on a fully diluted basis pursuant to the Offer and prior to the Effective Time. The Top-Up Option may not be exercised to the extent the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued Shares.

Vote Required to Approve the Merger and DGCL Section 253

The ImClone Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, including the issuance by the Company of Shares upon the exercise by Purchaser of the Top-Up Option, at least 90% of the outstanding Shares, Purchaser will be able to effect a short-form merger under the DGCL, which means that the Purchaser may effect the Merger without any further action by or vote of the Company’s stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger.

State Takeover Laws

ImClone is incorporated under the laws of the State of Delaware and subject to Section 203 of the DGCL. In general, Section 203 prevents an “interested stockholder” from engaging in a “business combination” with a Delaware corporation for a period of three years following the time such person became an interested stockholder, unless, among other exceptions, the “business combination” is approved by the board of directors of such corporation in a prescribed manner prior to such time such person becomes an “interested stockholder” or the “interested stockholder” acquires at least 85% of such corporation’s outstanding voting stock in the transaction in which it became an interested stockholder. A “business combination” includes, among other things, a merger or consolidation involving the corporation and the “interested stockholder” and the sale of more than 10% of the assets of the corporation. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of a corporation’s outstanding voting stock and any entity or person controlling or controlled by or under common control with such entity or person.

In accordance with the provisions of Section 203, the ImClone Board has approved the Merger Agreement and the transactions contemplated thereby and has taken all appropriate action so that the restrictions on business combinations set forth in Section 203, with respect to ImClone, will not be applicable to Purchaser by virtue of such actions.

Antitrust

Antitrust in the United States

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and specified waiting period requirements have been satisfied. These requirements apply to Parent’s and Purchaser’s acquisition of the Shares in the Offer.

Under the HSR Act, the purchase of the Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Purchaser of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information or documentary material prior to that time. We anticipate that ImClone and Parent will file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with Purchaser’s purchase of the Shares in the Offer and the Merger on or about October 20, 2008, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on the 15th calendar day following the filing, unless earlier terminated by the FTC and the Antitrust Division or Purchaser receives a request for additional information or documentary material prior to that time. If before the end of the 15 calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material from Purchaser, the waiting period with respect to the Offer and the Merger will be extended for an additional period of ten calendar days following the date of Purchaser’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order or with Purchaser’s consent. The FTC or the Antitrust Division may terminate the additional ten calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time.

At any time before or after the purchase of the Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares in the Offer and the Merger, the divestiture of the Shares purchased in the Offer or the divestiture of substantial assets of Purchaser, ImClone or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general and foreign antitrust regulators may also bring legal actions under the antitrust laws under certain circumstances.

Other Foreign Competition Law Filings

ImClone’s products are also offered in a number of foreign countries. In connection with the purchase of the Shares pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. We believe that ImClone, Purchaser and/or Parent will be required to make such filings in Germany.

The Rights Agreement

In connection with and prior to the execution and delivery of the Merger Agreement, the ImClone Board adopted resolutions to, among other things, render the Rights Agreement (the “Rights Agreement”), dated as of February 15, 2002, and as amended on May 4, 2006, between the Company and Computershare Trust Company, N.A. (as successor Rights Agent to EquiServe Trust Company, N.A.), as Rights Agent, inapplicable to the Offer and the Merger.

Appraisal Rights

No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, holders of Shares who have not tendered their Shares in the Offer and have not voted in favor of the Merger (if a vote of stockholders is taken) will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of their Shares. If the Merger occurs, holders of Shares will be told how to demand appraisal of their Shares. Holders of Shares who perfect those rights by complying with the procedures set forth in Section 262 of the DGCL will have the fair value of their Shares (exclusive of any element of value arising from the accomplishment of expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the surviving corporation in the Merger. In addition such dissenting holders of Shares would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares (the “Dissenting Shares”). If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses her, his or its rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the price per Share paid in the Merger in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal by the date set forth in the appraisal notice to be delivered to the holders of the Shares as provided in the DGCL.

In determining the fair value of the Dissenting Shares, the court is required to take into account all relevant factors. Accordingly, the determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. The Weinberger Court also noted that, under Section 262, fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the Merger.” In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, “to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern,” to be included in the appraisal process. As a consequence, the fair value determined in any appraisal proceeding could be more or less than the consideration to be paid in the Offer and the Merger.

Parent may cause the surviving corporation in the Merger to argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of each Dissenting Share is less than the price paid in the Offer and the Merger. In this regard, holders of Shares should be aware that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a merger are not opinions as to fair value under Section 262 of the DGCL.

The foregoing summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex III hereto and incorporated by reference herein.

Item 9.	Exhibits.

Exhibit
No.	Description

(a)(1)	Offer to Purchase dated October 14, 2008 (incorporated herein by reference to Exhibit(a)(1)(A) to Purchaser’s Tender Offer Statement on Schedule TO, filed by Parent and Purchaser with respect to ImClone on October 14, 2008).
(a)(2)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit(a)(1)(B) to the Schedule TO, filed by Parent and Purchaser with respect to ImClone on October 14, 2008).
(a)(3)	Letter to Stockholders of ImClone, dated October 14, 2008.*
(a)(4)	Joint Press Release, dated October 6, 2008, issued by Parent and ImClone (incorporated herein by reference to the Joint Press Release filed under the cover of Schedule 14D-9C by ImClone on October 6, 2008).
(a)(5)	Information Statement Pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (incorporated herein by reference to Annex I hereto).
Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit(a)(1)(C) to the Schedule TO).
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit(a)(1)(D) to the Schedule TO).
Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit(a)(1)(E) to the Schedule TO).
Form of Summary Advertisement as published on October 14, 2008 in The Wall Street Journal (incorporated herein by reference to Exhibit(a)(1)(G) to the Schedule TO).
(e)(1)	Agreement and Plan of Merger, dated as of October 6, 2008, by and among Parent, Purchaser and ImClone (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K dated October 8, 2008).
(e)(2)	Tender and Support Agreement, dated as of October 6, 2008, by and among Parent and Barberry Corp. and High River Limited Partnership .**
(e)(3)	Tender and Support Agreement, dated as of October 6, 2008, by and between Parent and Icahn Enterprises Holdings LP.**
(e)(4)	Employment Agreement, dated August 8, 2007, by and between ImClone and John H. Johnson (incorporated herein by reference to Exhibit 10.42 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007).
(e)(5)	Letter Agreement, dated March 31, 2008, by and between ImClone and Kenneth Zeurblis (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008).
(e)(6)	Letter Agreement, dated July 23, 2008, by and between ImClone and Andrew K. W. Powell.**
(e)(7)	ImClone Systems Incorporated Change-in-Control Plan, as amended (incorporated herein by reference to Exhibit 10.32 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005).
(e)(8)	Opinion of J.P. Morgan Securities, Inc. to the ImClone Board, dated October 5, 2008 (included as Annex II hereto).*
(g)	None.

*	Filed herewith and included in the copy of the Schedule 14D-9 mailed to ImClone’s stockholders.

**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ John H. Johnson
Name:     John H. Johnson

Title:	Chief Executive Officer

Date: October 14, 2008

ANNEX I

IMCLONE SYSTEMS INCORPORATED
180 VARICK STREET
NEW YORK, NY 10014

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about October 14, 2008 to holders of record of common stock, par value $0.001 per share, and the associated preferred stock purchase rights (collectively, the “Shares”), of ImClone Systems Incorporated, a Delaware corporation (“ImClone” or the “Company”), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of ImClone with respect to the tender offer (the “Offer”) by Alaska Acquisition Corporation, a Delaware corporation (“Purchaser”), and wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Parent”), for all of the issued and outstanding Shares. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to ImClone. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to at least a majority of the seats on the Board of Directors of ImClone (the “ImClone Board”). This designation is to be made pursuant to an Agreement and Plan of Merger, dated as of October 6, 2008, as such may be amended from time to time (the “Merger Agreement”), by and among Parent, Purchaser and ImClone.

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on October 14, 2008, to purchase all of the issued and outstanding Shares at a purchase price per Share of $70.00, net to the holder thereof in cash, without interest thereon, subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 14, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (the Offer reflected by such Offer to Purchase and Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 A.M., New York time, on November 20, 2008, at which time if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed with the Schedule 14D-9 to stockholders of ImClone and are filed as exhibits to the Schedule 14D-9 filed by ImClone with the Securities and Exchange Commission (the “SEC”) on October 14, 2008.

The Merger Agreement provides that promptly upon the acceptance for payment of, and payment by Purchaser for, Shares pursuant to the Offer representing at least a majority of Shares outstanding on a fully diluted basis, and as long as directly or indirectly beneficially owns not less than a majority of the issued and outstanding Shares, Purchaser shall be entitled to designate such number of members of the ImClone Board as will give Purchaser, subject to compliance with applicable law, representation on the ImClone Board equal to that number of directors, rounded up to the next whole number, that is the product of (i) the total number of directors on the ImClone Board (giving effect to the directors elected pursuant to this sentence) multiplied by (ii) the percentage that the number of Shares owned by Purchaser or any subsidiary of Parent bears to the total number of outstanding Shares. As a result, Purchaser will have the ability to designate a majority of the ImClone Board following consummation of the Offer.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder in connection with the appointment of Purchaser’s designees to the ImClone Board. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement, including information incorporated herein by reference, concerning Purchaser and Purchaser’s designees has been furnished to ImClone by Purchaser, and ImClone assumes no responsibility for the accuracy or completeness of such information.

PARENT DESIGNEES

Parent has informed ImClone that Parent will choose its designees for the ImClone Board from the list of persons set forth below. In the event that additional designees of Parent are required in order to constitute a majority of the ImClone Board, such additional designees will be selected by Parent from among the executive officers and directors of Purchaser listed in Schedule I of the Offer to Purchase, which is incorporated herein by reference. The following table, prepared from information furnished to ImClone by Parent, sets forth, with respect to each individual who may be designated by Parent as one of its designees, the name, age of the individual as of October 14, 2008, present principal occupation and employment history during the past five years.

Parent has informed ImClone that none of the individuals listed below has, during the past five years, (i) been convicted in a criminal proceeding, (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under Federal bankruptcy laws or any state insolvency laws or has had a receiver appointed to the person’s property or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice.

Name	Age	Current Principal Occupation and Employment History

Steven M. Paul	58	Executive Vice President, Science and Technology of Parent
		Steven M. Paul, M.D., became Executive Vice President for Science and Technology for Parent and president of Lilly Research Laboratories (“LRL”), a division of Parent, in July 2003. He also is a member of Parent’s corporate executive committee, operations committee and the company’s senior management council.
		He joined Parent in April 1993 as vice president of central nervous system discovery and decision phase medical research in LRL and was named vice president, therapeutic area discovery research and clinical investigation, in 1996. Dr. Paul became group vice president of therapeutic area discovery research and clinical investigation for LRL in 1998.
		Prior to joining Parent, Dr. Paul served as scientific director of the Intramural Research Program of the National Institute of Mental Health (“NIMH”), in Bethesda, Maryland.; professor of psychiatry at Tulane University School of Medicine; and chief of the clinical neuroscience branch, as well as chief of the section on preclinical studies, at the NIMH. Dr. Paul serves as a director of Sigma-Aldrich Corporation.
Derica W. Rice	43	Senior Vice President and Chief Financial Officer of Parent
		Derica W. Rice became senior vice president and chief financial officer of Parent in May 2006. He is also a member of the company’s executive committee and operations committee. Mr. Rice had been the vice president and controller since July 2003. Mr. Rice joined the company in 1990 as an international treasury associate. He held various assignments as a sales representative, manager of global financial planning and analysis for the medical devices division, and global planning manager for pharmaceuticals. In 1995, he became finance director and chief financial officer for Lilly Canada. In 1997, Mr. Rice was promoted to executive director and chief financial officer for European operations based in London. In 2000, he was the general manager of Lilly United Kingdom and Republic of Ireland. Mr. Rice serves as a director of Target Corporation.

Name	Age	Current Principal Occupation and Employment History

Gino Santini	52	Senior Vice President of Corporate Policy and Business Development of Parent
		Gino Santini was named Senior Vice President of Corporate Strategy and Business Development of Parent in June 2007. Prior to this position he was Senior Vice President of Corporate Strategy and Policy from September 2004 to June 2007. He is a member of the company’s executive committee and is also a member of the senior management council.
		He joined Parent in 1983 as a financial planning associate in Italy and has held various positions in the financial and marketing components in Italy and Indianapolis. In 1990, Mr. Santini was appointed Pharmaceutical Director for the Parent affiliate in Belgium, and in 1991, he was named General Manager of Eli Lilly Compania de Mexico in Mexico City. He served as area director of Latin America from 1994 to 1995. In 1995, he became Vice President of Corporate Strategy and Business Development with the responsibility for the public policy and development group added in early 1996. Mr. Santini was named President of the women’s health business unit in 1997. In 1999, he became president of U.S. operations and served in that position until September 2004.
		Mr. Santini is a citizen of Italy.
Bryce D. Carmine	56	Executive Vice President, Global Marketing and Sales of Parent
		Bryce Carmine was named Executive Vice President, Global Marketing and sales in April 2008. Prior to this position, Mr. Carmine had been Parent’s President of Global Product Development from March 2005 to April 2008. Prior to assuming this position, Mr. Carmine served as President, Metabolic Disorders & Special Products from June 1999 to March 2005. He is a member of the company’s executive committee and operations committee. In 1986, he was named general manager of Daewoong-Lilly Pharmaceutical Company in South Korea, a joint venture between Parent and Daewoong. He became Managing Director of Parent operations in Australia in 1989. During his tenure in Australia, he was actively involved in the Australian Pharmaceutical Research and Manufacturers Association, holding the position of Chairman from 1992 to 1995. Mr. Carmine then served as the president and general manager of Eli Lilly Japan from 1995 to June 1999 before returning to Indianapolis.
		Mr. Carmine is a citizen of both New Zealand and Australia.
William Chin	60	Vice President, Discovery Research and Clinical Investigation of Parent
		Mr. Chin has been Vice President, Discovery Research and Clinical Investigation, of Parent since July 2003. He joined Parent as Vice President, Gene Regulation, Bone Research and Enabling Technology, in January 1999. He was a Professor of Medicine at Harvard Medical School between 1993 and 1999 and was the Chief, Division of Genetics and Senior Physician at Brigham & Women’s Hospital, between 1987 and 1993.

Parent has advised ImClone that none of the designees listed above is currently a director of, or holds any position with, ImClone. Parent has advised ImClone that none of the designees listed above or any of his or her affiliates (i) has a familial relationship with any director or executive officer of ImClone or (ii) has been involved in any transactions with ImClone or any of its directors, officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

CERTAIN INFORMATION CONCERNING IMCLONE

The authorized capital stock of ImClone consists of 200,000,000 shares of common stock, par value $0.001 per share, and 4,000,000 shares of preferred stock, par value $1.00 per share. As of September 30, 2008, there were 88,612,596 shares of ImClone common stock issued and outstanding and there were no shares of preferred stock issued or outstanding.

The common stock is the only class of voting securities of ImClone outstanding that is entitled to vote at a meeting of stockholders of ImClone. Each share of ImClone common stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

Beneficial Ownership of ImClone Common Stock

Directors and Executive Officers

The following table shows certain information regarding the amount of the Shares beneficially owned as of June 30, 2008 by the members of the ImClone Board, with the exception of Mr. Icahn, whose ownership is as of October 7, 2008, the Company’s named executive officers and the directors and executive officers of the Company as a group.

	Amount and
	Nature of
	Beneficial		Percent of
Name, Address and Position(1)	Ownership(2)		Class(3)

John E. Celentano, Director	—	(4)	*
Alexander J. Denner, Ph.D., Director	23,315	(5)	*
Thomas F. Deuel, M.D., Director	—	(6)	*
Jules Haimovitz, Director	—	(7)	*
Carl C. Icahn, Chairman of the Board	11,700,188	(8)	13.51%
Peter S. Liebert, M.D., Director	9,891	(9)	*
Richard C. Mulligan, Ph.D., Director	10,644	(10)	*
David Sidransky, M.D., Director	133,434	(11)	*
Charles Woler, M.D., Ph.D., M.B.A., Director	10,644	(12)	*
John H. Johnson, Chief Executive Officer and Director	108,946	(13)	*
Kenneth J. Zuerblis, Chief Financial Officer (effective March 31, 2008)	—	(14)	*
Michael P. Bailey, Senior Vice President of Commercial Operations	44,414	(15)	*
Peter R. Borzilleri, Vice President, Finance and Interim Principal Financial Officer (through March 31, 2008)	21,915	(16)	*
Richard Crowley, Senior Vice President, Biopharmaceutical Operations	148,226	(17)	*
Eric Rowinsky, M.D., Executive Vice President, Chief Medical Officer	93,441	(18)	*
All Directors and Executive Officers as a Group (15 persons)	12,554,332	(19)	14.38%

*	Less than 1%.

(1)	Unless otherwise noted, each person’s address is in care of ImClone Systems Incorporated, 180 Varick Street, New York, NY 10014.

(2)	Unless otherwise noted, consists of both the number of Shares that an individual has the power to vote or dispose of and stock options that are exercisable as of June 30, 2008, and 60 days thereafter.

(3)	The percentage of voting stock owned by each stockholder or group is calculated by dividing: (1) the number of Shares deemed to be beneficially held by such stockholder or group as of June 30, 2008, as determined in accordance with Rule 13d-3 under the Exchange Act; by (2) the sum of (A) 86,589,067, which is the number of Shares outstanding as of June 30, 2008; plus (B) the number of Shares issuable upon the exercise of options and other derivative securities, if any, exercisable as of June 30, 2008, and 60 days thereafter held by such stockholder or group. Except as indicated by footnote, the persons named in the table have sole voting and investment power with respect to all Shares shown as beneficially owned by them, other than the powers that may be shared with the person’s spouse under applicable law.

(4)	Address is in care of Bristol-Myers Squibb Company, 345 Park Avenue, New York, New York 10154. Mr. Celentano owned no Shares, nor did he have any options at June 30, 2008. Mr. Celentano resigned as a director of ImClone effective September 22, 2008.

(5)	Consists of 23,315 Shares issuable upon the exercise of options exercisable as of August 29, 2008.

(6)	Dr. Deuel owned no Shares, nor did he have any options at June 30, 2008.

(7)	Mr. Haimovitz owned no Shares, nor did he have any options at June 30, 2008.

(8)	Includes 11,669,544 Shares described in Amendment No. 7 to the Schedule 13D filed with the SEC on October 7, 2008 by Mr. Icahn and certain affiliated parties, 15,644 Shares issuable upon the exercise of options exercisable as of October 7, 2008 and 15,000 Shares owned by Mr. Icahn’s wife. See the Schedule 13D filing for certain disclaimers of beneficial ownership.

(9)	Consists of 9,891 Shares issuable upon the exercise of options exercisable as of August 29, 2008.

(10)	Consists of 10,644 Shares issuable upon the exercise of options exercisable as of August 29, 2008.

(11)	Consists of 133,434 Shares issuable upon the exercise of options exercisable as of August 29, 2008.

(12)	Consists of 10,644 Shares issuable upon the exercise of options exercisable as of August 29, 2008.

(13)	Mr. Johnson purchased 13,609 Shares on September 7, 2007, with a market value of $500,000 on such date, pursuant to the terms of his employment agreement. Includes 87,500 Shares issuable upon the exercise of options exercisable as of August 29, 2008, and 7,837 Shares issuable upon the vesting of Restricted Stock Units prior to August 29, 2008.

(14)	Mr. Zuerblis owned no Shares at June 30, 2008, nor did he have any options exercisable prior to August 29, 2008.

(15)	Includes 42,384 Shares issuable upon the exercise of options exercisable as of August 29, 2008, with 1,875 of such options being subject to the restrictions on sales, transfers, pledges and other dispositions set forth in the lock-up agreement between the individual and the Company dated December 21, 2005, as discussed in greater detail in the Company’s Current Report on Form 8-K filed on December 21, 2005 (the “Lock-Up Restrictions”). Mr. Bailey resigned from the Company effective August 1, 2008.

(16)	Includes 20,400 Shares issuable upon the exercise of options exercisable as of August 29, 2008, with 1,563 of such options being subject to the Lock-Up Restrictions.

(17)	Includes 146,452 Shares issuable upon the exercise of options exercisable as of August 29, 2008, with 1,563 of such options being subject to the Lock-Up Restrictions.

(18)	Includes 91,667 Shares issuable upon the exercise of options exercisable as of August 29, 2008, with 18,750 of such options being subject to the Lock-Up Restrictions.

(19)	Includes an aggregate of 726,975 Shares issuable upon the exercise of options exercisable as of August 29, 2008, with 23,751 of such options being subject to the Lock-Up Restrictions.

Ownership By Principal Holders

The following table shows the amount of Shares beneficially owned by each person or group who is known by the Company, in reliance on Schedules 13D and 13G filed with the Securities and Exchange Commission (SEC), to beneficially own more than 5% of the Company’s outstanding Shares. In general, “beneficial ownership” refers to Shares that an individual or entity has the power to vote or dispose of and stock options that are exercisable within 60 days thereafter. Unless otherwise indicated below or in the applicable Schedule 13D or 13G filing, each person named below holds sole investment and voting power, other than the powers that may be shared with the person’s spouse under applicable law.

	Amount and
	Nature
	of Beneficial	Percent of
Name and Address of Beneficial Owner	Ownership	Class(1)(2)

Bristol-Myers Squibb Company(3) 345 Park Avenue New York, NY 10154	14,392,003	16.62%
Carl C. Icahn and affiliates(4) c/o Icahn Associates Corp. 767 Fifth Avenue, Suite 4700 New York, NY 10153	11,700,188	13.51%
ClearBridge Advisors, LLC, ClearBridge Asset Management, Inc. and Smith Barney Fund Management LLC, as a group(5) 399 Park Avenue New York, NY 10022	9,380,559	10.83%
Capital Group International, Inc.(6) 11100 Santa Monica Boulevard Los Angeles, CA 90025	7,537,640	8.71%

(1)	The percentage of voting stock owned by each stockholder or group is calculated by dividing: (1) the number of Shares deemed to be beneficially held by such stockholder or group as of June 30, 2008, as determined in accordance with Rule 13d-3 under the Exchange Act of 1934 (the “Exchange Act”); by (2) the sum of (A) 86,589,067, which is the number of Shares outstanding as of June 30, 2008, plus (B) the number of Shares issuable upon the exercise of options and other derivative securities, if any, exercisable as of June 30, 2008 and 60 days thereafter held by the stockholder or group.

(2)	The stockholder’s percentage of beneficial ownership of the class is current as of June 30, 2008, and therefore may not reflect the percentage reported in the stockholder’s latest Schedule 13G or Schedule 13D filing filed prior to June 30, 2008.

(3)	This information is furnished in reliance on Amendment No. 6 to the stockholder’s Schedule 13D filed with the SEC on October 8, 2008.

(4)	This information is furnished in reliance on Amendment No. 7 to the stockholder’s Schedule 13D filed with the SEC on October 7, 2008. The foregoing Schedule 13D reflects beneficial ownership of Barberry Corp, together with its affiliates Hopper Investments LLC and High River Limited Partnership, in the amount of 7,105,934 Shares, or 8.17% of the Shares as of October 7, 2008 (inclusive of amounts held by Hopper Investments LLC and High River Limited Partnership). Such Schedule 13D also reflects beneficial ownership of Icahn Enterprises Holdings L.P., together with its affiliates Icahn Enterprises G.P. Inc. and Beckton Corp., in the amount of 4,563,610 Shares, or 5.25% of the Shares as of October 7, 2008. In addition to the 11,669,544 Shares described in such Schedule 13D, Mr. Icahn beneficially owns 15,644 Shares issuable upon the exercise of options exercisable as of October 7, 2008. The Schedule 13D also reflects 15,000 Shares owned by Mr. Icahn’s wife. See the Schedule 13D filing for certain disclaimers of beneficial ownership.

(5)	This information is furnished in reliance on Amendment No. 2 to the stockholders’ Schedule 13G filed with the SEC on February 14, 2008.

(6)	This information is furnished in reliance on Amendment No. 4 to the stockholder’s Schedule 13G filed with the SEC on May 9, 2008. The foregoing Schedule 13G reflects beneficial ownership of Capital Guardian Trust Company in the amount of 5,753,110 Shares, or 6.64% of the Shares as of June 30, 2008. See the Schedule 13G filing for certain disclaimers of beneficial ownership.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF IMCLONE

The following table is a list of ImClone’s directors and executive officers, their ages as of September 30, 2008 and their principal position. Pursuant to the Stockholder Agreement with Bristol-Myers Squibb (“BMS”), BMS has the right to designate two directors as long as its ownership interest in the Company is 12.5% or greater. BMS currently has no directors on the ImClone Board.

			Director of
Name	Age	Current Position with Company	Company Since

Alexander J. Denner, Ph.D.(1)(2)(4)(5)(6)	39	Director	2006
Thomas F. Deuel, M.D.(1)(2)	73	Director	2007
Jules Haimovitz(2)(3)	57	Director	2007
Carl C. Icahn(2)(5)	72	Chairman of the Board	2006
Peter S. Liebert(3)(4)	72	Director	2006
Richard C. Mulligan, Ph.D.(1)(4)(6)	54	Director	2006
David Sidransky, M.D.(1)(2)(5)	48	Director	2004
Charles Woler, M.D., Ph.D., M.B.A.(1)(3)	59	Director	2006
John H. Johnson	50	Director and Chief Executive Officer	2007
Kenneth J. Zuerblis	49	Chief Financial Officer (effective March 31, 2008)
Larry Witte, Ph.D	64	Senior Vice President, Research
Peter R. Borzilleri	52	Vice President, Finance
Richard Crowley	52	Senior Vice President, Biopharmaceutical Operations
Eric Rowinsky, M.D.	52	Executive Vice President, Chief Medical Officer
Joseph I. DePinto	41	Vice President, Commercial Operations
Bernhard Ehmer	53	Senior Vice President and Managing Director of International Operations
Andrew K. W. Powell	50	Senior Vice President, General Counsel and Secretary

(1)	Member of Research and Development Oversight Committee.

(2)	Member of Compensation Committee.

(3)	Member of Audit Committee.

(4)	Member of Nominating and Corporate Governance Committee.

(5)	Member of Chief Executive Officer Search Committee.

(6)	Member of Executive Committee.

Biographical information concerning the directors of ImClone is set forth below.

Alexander J. Denner, Ph.D., has served as a director of the Company since May 2006. Dr. Denner serves as a Managing Director of private investment funds affiliated with Carl C. Icahn including, Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Master Fund II LP and Icahn Partners Master Fund III LP. Since

October 2006 Dr. Denner has served as a director of Adventrx Pharmaceuticals Inc., a publicly-traded biotechnology company. From April 2005 to May 2006, Dr. Denner served as a portfolio manager specializing in healthcare investments for Viking Global Investors. Previously he served in a variety of roles at Morgan Stanley, beginning in 1996, including as portfolio manager of healthcare and biotechnology mutual funds. Dr. Denner currently serves as a director of HyperMed, Inc., a privately held company specializing in imaging platforms for medical and surgical applications. Dr. Denner received his S.B. degree from the Massachusetts Institute of Technology and his M.S., M.Phil. and Ph.D. degrees from Yale University.

Thomas F. Deuel, M.D., has served as a director of the Company since July 3, 2007. Since February 2002, Dr. Deuel has served as a Professor of Molecular and Experimental Medicine and Cell Biology, Director of the Division of Molecular Oncology, Department of Molecular and Experimental Medicine, and Director of the Vascular Biology Affinity Group at The Scripps Research Institute. Also, since 1998, Dr. Deuel has served as a Professor of Medicine at Harvard Medical School. He is currently a Professor Emeritus at Harvard Medical School. In addition, from 1996 to 2002, Dr. Deuel served as a Director, Division of Growth Regulation at Beth Israel Hospital, Boston, Massachusetts and, prior to that, was a Professor of Medicine and Biochemistry and the head of Oncology Services at the Washington University School of Medicine, St. Louis, Missouri. He is a member of the Institute of Medicine at the National Academy of Sciences. Dr. Deuel is also President of the Edward R. Mallinckrodt Foundation, St. Louis, Missouri. He has served on different editorial boards, including the Journal of Clinical Investigation and Blood, and currently is on the Editorial Board of Current Opinion in Hematology and Section Editor for Vascular Biology. Dr. Deuel has served and continues to serve on numerous scientific advisory boards for various companies, including the Company’s scientific advisory board during its existence. In addition, Dr. Deuel has earned many professional honors and awards. Dr. Deuel holds an M.D. from Columbia University and an A.B. from Princeton University.

Jules Haimovitz has served as a director of the Company since May 10, 2007. Mr. Haimovitz currently serves as President of the Haimovitz Consulting Group. From July 2002 until July 2007, Mr. Haimovitz served as Vice Chairman and Managing Partner of Dick Clark Productions Inc., a producer of programming for television, cable networks and syndicators. From June 1999 to July 2004, Mr. Haimovitz served in various capacities at Metro Goldwyn Mayer Inc., including President of MGM Networks Inc., a wholly-owned subsidiary, Executive Consultant to the CEO, and Chair of the Library Task Force. From July 1997 to February 1999, he served as President and Chief Operating Officer of King World Productions, Inc., a worldwide distributor of first-run programming. Mr. Haimovitz has also served in executive positions at Diva Systems Corporation, ITC Entertainment Group, Spelling Entertainment Inc. and Viacom Inc. Mr. Haimovitz currently serves on the Board of Directors of Blockbuster, Infospace, Inc., TVN Entertainment and GNet Productions. A native New Yorker, now living in California, Mr. Haimovitz holds a dual B.A. degree in Mathematics and Communications, as well as an M.A. degree in Mathematics from Brooklyn College.

Carl C. Icahn has served as a director of the Company since September 2006, and became chairman of the board in October 2006. Mr. Icahn has served as chairman of the board and a director of Starfire Holding Corporation (“Starfire”), a privately-held holding company, and chairman of the board and a director of various subsidiaries of Starfire, since 1984. Since August 2007, through his position as Chief Executive Officer of Icahn Capital LP, a wholly-owned subsidiary of Icahn Enterprises L.P. (“Icahn Enterprises”), and certain related entities, Mr. Icahn’s principal occupation is managing private investment funds, including Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, and Icahn Partners Master Fund III LP. Prior to August 2007, Mr. Icahn conducted this occupation through his entities CCI Onshore Corp. and CCI Offshore Corp., since September 2004. Since November 1990, Mr. Icahn has been chairman of the board of Icahn Enterprises G.P. Inc., the general partner of Icahn Enterprises. Icahn Enterprises is a diversified holding company engaged in a variety of businesses, including investment management, metals, real estate, and home fashion. Mr. Icahn was chairman of the board and president of Icahn & Co., Inc., a registered broker-dealer and a member of the National Association of Securities Dealers, from 1968 to 2005. Mr. Icahn has served as chairman of the board and as a director of American Railcar Industries, Inc., a company that is primarily engaged in the business of manufacturing covered hopper and tank railcars, since 1994. From October 1998 through May 2004, Mr. Icahn was the president and a director of Stratosphere Corporation, the owner and operator of the Stratosphere Hotel and Casino in Las Vegas, which, until February

2008, was a subsidiary of Icahn Enterprises. From September 2000 to February 2007, Mr. Icahn served as the chairman of the board of GB Holdings, Inc., which owned an interest in Atlantic Coast Holdings, Inc., the owner and operator of The Sands casino in Atlantic City until November 2006. Mr. Icahn has been chairman of the board and a director of XO Holdings, Inc., a telecommunications services provider, since February 2006, and of its predecessor from January 2003 to February 2006. Mr. Icahn has served as a Director of Cadus Corporation, a company engaged in the ownership and licensing of yeast-based drug discovery technologies since July 1993. In May 2005, Mr. Icahn became a director of Blockbuster Inc., a provider of in-home movie rental and game entertainment. In October 2005, Mr. Icahn became a director of WestPoint International, Inc., a manufacturer of bed and bath home fashion products. In August 2007, Mr. Icahn became a director of WCI Communities, Inc. (“WCI”), a homebuilding company, and since September 2007, has been the chairman of the board of WCI. In December 2007, Mr. Icahn became a director of Federal-Mogul Corporation (“Federal-Mogul”), a supplier of automotive products, and since January 2008, has been the chairman of the board of Federal-Mogul. In April, 2008, Mr. Icahn became a director of Motricity, Inc., a company that provides mobile content services and solutions. In August, 2008, Mr. Icahn became a director of Yahoo! Inc., a company that provides Internet services to users, advertisers, publishers, and developers worldwide. Mr. Icahn received his B.A. from Princeton University.

John H. Johnson has served as the Company’s Chief Executive Officer since August 27, 2007 and as a director of the Company since September 2007. Prior to joining the Company, he served as Company Group Chairman of Johnson & Johnson’s Worldwide Biopharmaceuticals unit from April 2005 until August 2007. In this executive role, Mr. Johnson was responsible for the Johnson & Johnson Biotechnology, Immunology and Oncology commercial businesses, including Centocor, Inc., Ortho Biotech Products, L.P. and the Worldwide Strategic Marketing group. From March 2003 until April 2005, he served as President of Ortho Biotech Products, L.P., which included responsibility for Ortho Biotech Canada starting in 2004. From 2002 until March 2003, he served as Worldwide Vice President, CNS/Psychiatry, for Johnson & Johnson Pharmaceuticals Group Strategic Marketing. From 2000 until 2001, he left Johnson & Johnson to assume the position of President and Chief Executive Officer for Parkstone Medical Information Systems. Prior to working at Parkstone Medical Information Systems, Mr. Johnson had worked at Johnson & Johnson starting in 1988 advancing through positions of increasing responsibility with Ortho-McNeil. Prior to joining Johnson & Johnson, he worked at Pfizer from 1983 to 1988 where he held positions of increasing responsibility in Sales and Sales Management. Mr. Johnson received a B.S. degree from East Stroudsburg University of Pennsylvania.

Peter S. Liebert, M.D., has served as a director of the Company since October 2006. Dr. Liebert has been a pediatric surgeon in private practice since 1968 and is Chief, Pediatric Surgery of The Stamford Hospital, Stamford, CT. From 1981 to 2006, Dr. Liebert was Clinical Associate Professor of Surgery at the College of Physicians & Surgeons of Columbia University. Dr. Liebert is a former president of the Westchester County Medical Society and a former member of the Awards Jury of the Lasker Foundation. Dr. Liebert is Chairman of the Board of Rx Vitamins, Inc. and is a director of Cadus Corporation, a publicly held, drug discovery company controlled by Carl C. Icahn. Dr. Liebert holds an M.D. from Harvard Medical School and an A.B. from Princeton University.

Richard C. Mulligan, Ph.D., has served as a director of the Company since September 2006. Professor Mulligan is the Mallinckrodt Professor of Genetics at Harvard Medical School, and Director of the Harvard Gene Therapy Initiative. Professor Mulligan received his B.S. degree from the Massachusetts Institute of Technology, and his Ph.D. from the Department of Biochemistry at Stanford University School of Medicine. After receiving postdoctoral training at the Center for Cancer Research at MIT, Professor Mulligan joined the MIT faculty and subsequently was appointed Professor of Molecular Biology and Member of the Whitehead Institute for Biomedical Research before moving to Children’s Hospital and Harvard in 1996. His honors include the MacArthur Foundation Prize, the Rhodes Memorial Award of the American Association for Cancer Research, the ASMB-Amgen Award, and the Nagai Foundation International Prize. Professor Mulligan has been associated with a number of biotechnology companies, including Somatix Therapy Corporation (as founder and member of the Scientific Advisory Board and Board of Directors, and Chief Scientific Officer), Cell Genesys (as member of the Scientific Advisory Board) and the Company, where he served on the Scientific Advisory Board. He has also served on the National Institutes of Health’s Recombinant DNA Advisory Committee and on the U.S. Food and Drug Administration Biological Response Modifiers Advisory Committee.

David Sidransky, M.D., has served as a director of the Company since January 2004. Dr. Sidransky is the Director of the Head and Neck Cancer Research Division at Johns Hopkins University School of Medicine. He is a founder of several private biotechnology companies and has served on scientific advisory boards of many private and publicly traded companies, including MedImmune Inc., Telik Inc., Roche, and Amgen Inc. Dr. Sidransky is also a director of Alfacell Inc. He was formerly on the Board of Scientific Counselors at the National Institute of Dental and Craniofacial Research and a member of the Recombinant DNA Advisory Committee at the National Institute of Health. Dr. Sidransky serves on numerous editorial boards and is Senior Editor of Clinical Cancer Research. In addition, he is a Professor of Oncology, Otolaryngology-Head and Neck Surgery, Cellular & Molecular Medicine, Urology, Genetics, and Pathology at Johns Hopkins University and Hospital. Dr. Sidransky is certified in Internal Medicine and Medical Oncology by the American Board of Medicine. He has over 370 peer-reviewed publications, and has contributed more than 60 cancer reviews and chapters and also has numerous issued biotechnology patents. He has been the recipient of many awards and honors, including the 1997 Sarstedt International Prize from the German Society of Clinical Chemistry, the 1998 Alton Ochsner Award Relating Smoking and Health by the American College of Chest Physicians and the 2004 Hinda and Richard Rosenthal Award from the American Association of Cancer Research. Dr. Sidransky is also the Chairman of the Board of Directors of Champions Biotechnology, Inc. Dr. Sidransky received his B.A. from Brandeis University and his M.D. from the Baylor College of Medicine.

Charles Woler, M.D., Ph.D., M.B.A., has served as a director of the Company since September 2006. Dr. Woler has served as the Chief Executive Officer and Chairman of the Board of Endotis Pharmaceuticals, a leading glyco drug company specializing in coagulation and thrombosis, since June 2007. Dr. Woler is also currently Chairman of the Board of Proclif Group, a private hospital chain in France, and a non-executive director of Gastrotech, a Copenhagen based biotech company. Prior to that, Dr. Woler was the Chief Executive Officer of Neuro3d from September 2000 to June 2007 and, from September 2000 until September 2005, also served as its Chairman of the Board. Dr. Woler has also served as Operating Partner Healthcare at Duke Street Capital since July 2005. Dr. Woler is the Vice Chairman of the Board of Genfit, a public company specializing in metabolic diseases. Previously, he served as Chief Executive Officer of Cadus Corporation, as Chief Executive Officer and Chairman of Roche, France, an affiliate of F. Hoffmann-LaRoche Ltd., and as Chairman, Europe Pharmaceuticals, SmithKline Beecham. Dr. Woler received his M.D. and M.B.A. from the University of Paris and his Ph.D. from the University of Lyon.

Biographical information concerning the Company’s executive officers, including certain former executive officers, is set forth below.

Current Executive Officers

John H. Johnson has served as the Company’s Chief Executive Officer since August 27, 2007 and as a director of the Company since September 2007. Prior to joining the Company, he served as Company Group Chairman of Johnson & Johnson’s Worldwide Biopharmaceuticals unit from April 2005 until August 2007. In this executive role, Mr. Johnson was responsible for the Johnson & Johnson Biotechnology, Immunology and Oncology commercial businesses, including Centocor, Inc., Ortho Biotech Products, L.P. and the Worldwide Strategic Marketing group. From March 2003 until April 2005, he served as President of Ortho Biotech Products, L.P., which included responsibility for Ortho Biotech Canada starting in 2004. From 2002 until March 2003, he served as Worldwide Vice President, CNS/Psychiatry, for Johnson & Johnson Pharmaceuticals Group Strategic Marketing. From 2000 until 2001, he left Johnson & Johnson to assume the position of President and Chief Executive Officer for Parkstone Medical Information Systems. Prior to working at Parkstone Medical Information Systems, Mr. Johnson had worked at Johnson & Johnson starting in 1988 advancing through positions of increasing responsibility with Ortho-McNeil. Prior to joining Johnson & Johnson, he worked at Pfizer from 1983 to 1988 where he held positions of increasing responsibility in Sales and Sales Management. Mr. Johnson received a B.S. degree from East Stroudsburg University of Pennsylvania.

Kenneth J. Zuerblis has served as the Company’s Chief Financial Officer since March 31, 2008. In this capacity, Mr. Zuerblis is responsible for finance, internal audit, corporate communications and information technology. Prior to joining the Company, Mr. Zuerblis worked at Enzon Pharmaceuticals, Inc., a biopharmaceutical company focused on the treatment of cancer and other life-threatening conditions, from 1991 until 2005, and was the chief financial officer starting in 1994. Prior to joining Enzon Pharmaceuticals, Inc., Mr. Zuerblis was at KPMG LLP where he held positions of increasing responsibility over a ten-year period, serving in various advisory roles, including strategic business, tax, audit, and debt and equity financings. Mr. Zuerblis is currently a member of the board of directors of XLT Biopharmaceuticals, Ltd. Mr. Zuerblis is a certified public accountant and has a degree in accounting from Seton Hall University.

Peter R. Borzilleri has served as the Company’s Vice President, Finance since March 31, 2008. In this capacity, Mr. Borzilleri is responsible for assisting Mr. Zuerblis in overseeing finance. Mr. Borzilleri had previously served as Vice President, Finance and Interim Principal Financial Officer from September 4, 2007 until March 31, 2008. Prior to that position, Mr. Borzilleri had served as the Company’s Vice President, Internal Audit since joining the Company in 2002. Before joining the Company, Mr. Borzilleri held several senior financial and administrative management positions with various international, publicly-traded companies. From 2001 to 2002, he was Vice President, Assistant Corporate Controller for Automatic Data Processing, Inc. From 1999 to 2001, Mr. Borzilleri served as Vice President, Corporate Controller and Chief Accounting Officer for United Rentals, Inc. From 1994 to 1999, he was Vice President, Group Controller for Mannesmann Corp., a German industrial company. Prior to that, Mr. Borzilleri was with the Volvo North America Group for nine years, with most of his tenure as the top financial and administrative executive of their U.S. marine and industrial engine business, Volvo Penta North America. He started his career in public accounting with Deloitte & Touche LLP, where he spent seven years in their audit group. Mr. Borzilleri is a Certified Public Accountant and holds a B.S. in Accounting from the State University of New York at Oswego.

Richard Crowley has served as Senior Vice President, Biopharmaceutical Operations since February 2006. In this role, Mr. Crowley oversees the Company’s biologics manufacturing operations, which include the manufacturing, process development, engineering and facilities, quality control and quality assurance departments. Mr. Crowley joined the Company in January 2000 as Assistant Vice President, Manufacturing and was promoted to Vice President, Manufacturing and General Manager in June 2001. Prior to joining the Company, Mr. Crowley served in a variety of positions at BASF, Genencor International, Eastman Kodak and Monsanto. Most recently, he served as Director of Biologics Manufacturing at BASF Bioresearch Corp., where he was responsible for the construction and operation of a multi-product biopharmaceutical GMP clinical pilot/production facility. Mr. Crowley received a B.S. in Chemistry from Denison University and an M.S.E. in Chemical Engineering from the University of Pennsylvania.

Joseph I. DePinto has served as Vice President, Commercial Operations since July 14, 2008, and he assumed responsibility for the Company’s Commercial Operations department on August 1, 2008. In this role, Mr. DePinto oversees ERBITUX® Marketing, New Product Marketing, Sales and the Commercial Business Analytics departments. Prior to joining the Company, Mr. DePinto worked at Johnson & Johnson Pharmaceutical Services Inc., where he served as Global Marketing Leader, Oncology Therapeutics since 2006. In this role, he was responsible for leading the development and execution of worldwide commercial strategies, market analyses and forecasts. Previously, Mr. DePinto was with Ortho Biotech Products for 12 years where he took on management positions of increasing responsibility in oncology sales and marketing and most recently served as Vice President, Oncology Sales. Prior to joining Ortho Biotech Products, he held field sales positions at Upjohn Pharmaceuticals from 1990 to 1994. Mr. DePinto has a B.S. degree in Marketing and an M.B.A. in Pharmaceutical Chemical Studies from Farleigh Dickinson University.

Bernhard Ehmer has served as the Company’s Senior Vice President and Managing Director of International Operations since May 30, 2008. From April 2007 to May 2008, Dr. Ehmer served as President and Chief Executive Officer of Fresenius Biotech, a company that is focused on the development and commercialization of biopharmaceuticals in the fields of oncology and transplantation medicine. Prior to joining Fresenius Biotech, Dr. Ehmer served as Managing Director and Chief Executive Officer of Biopheresis Technologies from May 2006 to April 2007. Biopheresis is focused on the development and commercialization of the company’s patented system for immunological cancer treatment. Prior to joining Biopheresis, Dr. Ehmer was with Merck KGaA for eight years, joining the company in 1998 and taking on positions of increasing responsibility throughout his tenure, including Head of Clinical R&D Operations, Vice President and Head of Business Area Oncology and, most recently, Vice President and Head of Corporate Strategic Planning and Alliance Management. While at Merck KGaA, he was a key contributor to the clinical development of ERBITUX®, including Phase 3 trials in the drug’s currently approved indications of colorectal cancer and head and neck cancer, as well as non-small cell lung cancer, and the regulatory approval of ERBITUX® outside North America. Dr. Ehmer has a medical degree from the University of Munich and Heidelberg and performed his residency in Internal Medicine at the Academic Teaching Hospital at the University from 1983 to 1986. Dr. Ehmer is the author or co-author of approximately 60 scientific publications.

Andrew K.W. Powell has served as the Company’s Senior Vice President, General Counsel and Secretary since August 11, 2008. Mr. Powell was most recently with CollaGenex Pharmaceuticals, Inc. (CollaGenex), where he served as Vice President and General Counsel from 2004 to 2008 and oversaw all of the company’s legal matters. Prior to joining CollaGenex, Mr. Powell worked with Baxter International Inc. (Baxter) for 15 years in positions of increasing responsibility in the company’s bioscience and international businesses. At Baxter, his most most recent position was Vice President and Associate General Counsel for Baxter Bioscience. Previously, Mr. Powell was with Gibson, Dunn & Crutcher, a multinational law firm based in Washington, D.C., from 1985 to 1989, and Guiness Mahon and Co., a U.K. investment bank, from 1980 to 1981. Mr. Powell has a bachelors degree from the University of North Carolina and a J.D. from Stanford University Law School.

Eric K. Rowinsky, M.D., has served as the Company’s Chief Medical Officer since February 2005. Dr. Rowinsky has been an Executive Vice President since December 2007, and prior to that was a Senior Vice President from February 2005 until December 2007. Dr. Rowinsky was also a Clinical Professor of Medicine (Division of Medical Oncology) at the University of Texas Health Science Center, San Antonio, Texas from 1996 to 2006. More recently, Dr. Rowinsky held the position of Director of the Institute of Drug Development at the Cancer Therapy and Research Center’s Institute for Drug Development (IDD) from 2002 to 2004 and was the Director of Clinical Research at the IDD from 1996 to 2002. In addition, he held the SBC Endowed Chair for Early Drug Development at the IDD. Dr. Rowinsky also served as an Associate Professor of Oncology at Johns Hopkins University until 1996. Dr. Rowinsky’s research and clinical interests include preclinical, translational, and early clinical and pharmacological studies of novel anticancer drugs, as well as discerning and evaluating developmental and regulatory strategies. He is the Editor-in-Chief of Investigational New Drugs, and an Associate Editor of Cancer Research, Clinical Cancer Research, Annals of Oncology, and several other oncology journals. He served on the Board of Scientific Counselors of the National Cancer Institute from 2004 to 2007. Dr. Rowinsky is also on the Board of Directors of Adventrx Pharmaceuticals, Inc. Dr. Rowinsky received a B.A. degree from New York University and an M.D. degree from the Vanderbilt University School of Medicine. Following his residency in internal medicine, he completed fellowship training in medical oncology at the Johns Hopkins University School of Medicine.

Larry Witte, Ph.D., has served as the Company’s Senior Vice President, Research since July 2007. Dr. Witte also serves as an Adjunct Professor of Anatomy and Cell Biology at Columbia University’s College of Physicians and Surgeons, New York, NY. Dr. Witte previously worked for the Company from 1990 until December 2005 as a Vice President, Research. Prior to rejoining the Company he was Chief Scientific Officer at Cylene Pharmaceuticals Inc., San Diego, CA, from January 2006 to July 2006, where Dr. Witte was responsible for research and development. He has over 100 peer-reviewed publications and is a member of the American Association for the Advancement of Science, American Society of Hematology, American Association for Cancer Research, and the American Society of Cancer Oncology. Dr. Witte earned his B.S. and his Ph.D. from Iowa State University. He then completed a post-doctoral program in Cell Biology at Columbia University’s College of Physicians and Surgeons under Dr. DeWitt Goodman and completed a research fellowship at the Mayo Clinic, Rochester, MN. Dr. Witte then returned to Columbia University’s College of Physicians and Surgeons where he held a dual faculty appointment in the Department of Medicine and the Department of Anatomy and Cell Biology.

Family Relationships

There are no family relationships between our directors and executive officers.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

Committees

During 2007, the ImClone Board met nine times. No director attended fewer than 75% of the aggregate of the total number of meetings of the ImClone Board (held during the period for which he served as a director) and the total number of meetings held by all committees of the ImClone Board on which he served (during the period that he served), except for Dr. Sidransky, who attended 67% of the aggregate total number of meetings of the ImClone Board.

The ImClone Board currently has five standing committees: the Audit Committee, the Compensation Committee, the Executive Committee, the Nominating and Corporate Governance Committee and the Research and Development Oversight Committee. The Chief Executive Officer Search Committee, which was responsible for overseeing the Company’s search for a Chief Executive Officer and consisted of Mr. Icahn (Chairman) and Drs. Denner and Sidransky, was disbanded in 2007 following the appointment of John H. Johnson as Chief Executive Officer.

Mr. Icahn has served as Chairman of the ImClone Board since October 24, 2006. The Chairman of the ImClone Board, among other things, sets Board meeting agendas, facilitates communication among directors, works with the Chief Executive Officer and the Executive Committee to ensure appropriate information flow to the ImClone Board, and chairs executive sessions of the independent directors when appropriate. Assignments to, and chairs of, the committees are recommended by the Nominating and Corporate Governance Committee and are selected by the ImClone Board. All committees are required to report on their activities to the ImClone Board.

Audit Committee.  The Audit Committee monitors the integrity of the Company’s financial statements, the independence, qualifications and performance of the independent registered public accounting firm, the performance of the Company’s internal auditors and the effectiveness of the Company’s disclosure controls and internal control over financial reporting. The Audit Committee is also responsible for retaining, evaluating, and, if appropriate, terminating the Company’s independent registered public accounting firm. The Audit Committee has been established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee operates under a written charter approved by the ImClone Board on August 14, 2003, as amended and restated. The amended and restated charter is posted in the Corporate Governance section of the Company’s website at www.imclone.com (under the “Investor Relations” tab). The Audit Committee met nine times during fiscal year 2007. The current members of the Audit Committee are Jules Haimovitz (Chairman), Peter S. Liebert and Charles Woler. In addition, John A. Fazio (then-Chairman) and William R. Miller served on the Audit Committee until Mr. Fazio’s resignation from the ImClone Board on April 24, 2007 and Mr. Miller’s retirement on August 2, 2007. Each of these members is independent under the SEC and NASDAQ Stock Market, Inc. (“NASDAQ”) rules and listing standards currently in effect. The ImClone Board has determined that Mr. Fazio was an “audit committee financial expert” within the meaning of the applicable SEC rules up through the date of his resignation and that Mr. Haimovitz has been an audit committee financial expert since his appointment to the Audit Committee on May 10, 2007.

Compensation Committee.  The Compensation Committee reviews and approves compensation and benefits policies and objectives, concludes whether the Company’s officers, directors and employees are compensated according to these policies and objectives, and carries out the ImClone Board’s responsibilities relating to the compensation of the Company’s executive officers. The Compensation Committee operates under a written charter approved by the ImClone Board on November 20, 2002, as amended and restated. The charter is posted in the Corporate Governance section of the Company’s website at www.imclone.com (under the “Investor Relations” tab). The Compensation Committee met seven times during fiscal year 2007. The Compensation Committee currently consists of David Sidransky (Chairman), Alexander J. Denner, Thomas F. Deuel, Jules Haimovitz and Carl C. Icahn. Each of these members is independent under NASDAQ rules and listing standards currently in effect.

Executive Committee.  The Executive Committee served as the principal executive body for the Company until John H. Johnson was named Chief Executive Officer. The Executive Committee provides oversight of the

Company’s management, including working with the Company’s CEO to determine how the Company should proceed on important issues. The Executive Committee was established on October 25, 2006 following the resignation of Joseph L. Fischer as Interim Chief Executive Officer. The Executive Committee does not have a written charter. In lieu of holding regularly scheduled meetings, members of the Executive Committee meet on an as needed basis. The current members of the Executive Committee are Alexander J. Denner (Chairman) and Richard C. Mulligan.

Nominating and Corporate Governance Committee.  The Nominating and Corporate Governance Committee is composed solely of independent directors meeting the independence requirements of NASDAQ. The Nominating and Corporate Governance Committee met nine times during fiscal year 2007. Alexander J. Denner has been the Chairman of the Nominating and Corporate Governance Committee since October 24, 2006. The other current members of the Nominating and Corporate Governance Committee are Peter S. Liebert and Richard C. Mulligan. In addition, John A. Fazio was a member of the Nominating and Corporate Governance Committee until his resignation from the ImClone Board on April 24, 2007. The Nominating and Corporate Governance Committee operates under a written charter adopted on November 20, 2002, as amended, which is posted in the Corporate Governance section of the Company’s website at www.imclone.com (under the “Investor Relations” tab).

The Nominating and Corporate Governance Committee seeks to create a Board of Directors that is strong in its collective judgment, skill, diversity and experience in the biopharmaceutical, medical research or oncology industries, in its accounting and finance expertise and in its business judgment. When the Nominating and Corporate Governance Committee reviews a potential new candidate, it looks specifically at the candidate’s qualifications in light of the needs of the ImClone Board and the Company at that time given the then current mix of director attributes, and the extent to which the candidate otherwise would be a desirable addition to the ImClone Board and any committees of the Board of Directors. The composition of the ImClone Board should balance the following goals:

•	the size of the ImClone Board should facilitate substantive discussions of the whole ImClone Board in which each director can participate meaningfully;

•	the composition of the ImClone Board should encompass a broad range of skills, expertise, industry knowledge, diversity of opinion and contacts relevant to the Company’s business; and

•	a majority of the ImClone Board shall consist of directors who are neither officers nor employees of the Company or its subsidiary, nor have a relationship which, in the opinion of the ImClone Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, and who are otherwise independent under NASDAQ and SEC rules.

In evaluating current directors for re-nomination to the ImClone Board, the Nominating and Corporate Governance Committee assesses the performance of each such director, as well as the challenges and needs of the Company.

General criteria for the nomination of director candidates include:

•	Personal qualities, characteristics, accomplishments and reputation in the business, scientific, and/or medical communities;

•	The ability and willingness to commit adequate time to the ImClone Board and committee matters;

•	The fit of the individual’s skills and personality with those of other directors and potential directors in building a Board of Directors that is effective, collegial and responsive to the needs of the Company; and

•	A diversity of viewpoints, background, experience and other factors.

The Nominating and Corporate Governance Committee is responsible for determining that a majority of the directors on the ImClone Board are independent in accordance with NASDAQ listing criteria. It is also responsible for making sure that the members of the ImClone Board maintain the requisite qualifications under

NASDAQ listing standards and SEC rules for membership on the Audit, Compensation, and Nominating and Corporate Governance Committees.

The Nominating and Corporate Governance Committee will consider nominations submitted by stockholders. The Nominating and Corporate Governance Committee considers nominations for director made by stockholders of the Company in accordance with the procedures for submission of proposals at annual or special meetings of stockholders set forth in the Company’s by-laws. Such procedures require that notice by any stockholder be delivered to the Acting Secretary of the Company not less than 60 nor more than 90 days prior to the date of the Annual Meeting, which notice shall include a statement in writing setting forth the name and address of the person to be nominated as director, the number and class of all shares of each class of stock of the Company beneficially owned by such person, the information regarding such person required by paragraphs (a), (e) and (f) of Item 401 of Regulation S-K adopted by the SEC (or the corresponding provisions of any regulation subsequently adopted by the SEC applicable to the Company), and such person’s signed consent to serve as a director of the Company if elected. If the date of the meeting is first publicly announced or disclosed (in a public filing or otherwise) less than 70 days prior to the date of the meeting, such advance notice shall be given not more than ten days after such date is first announced or disclosed. The Committee also receives suggestions for director candidates from members of the ImClone Board.

The Nominating and Corporate Governance Committee is also charged with annually leading the ImClone Board in a self-evaluation to determine if it is functioning effectively, and with periodically reviewing the size and responsibilities of the ImClone Board.

With respect to corporate governance matters, the Nominating and Corporate Governance Committee has developed, and the ImClone Board has approved, the Company’s Corporate Governance Guidelines, Code of Business Conduct and Ethics and other key governance codes, such as the Company’s Corporate Compliance Program. At least annually, the Committee reviews and reassesses the adequacy of these codes and recommends proposed revisions to the ImClone Board. The Committee is also responsible for tasks assigned to it in the Company’s codes, including monitoring the Company’s compliance efforts. In addition, the Committee reviews requests for waivers of the Company’s codes for the Company’s directors, executive officers and other senior financial officers and makes related recommendations to the ImClone Board.

Research and Development Oversight Committee.  The Research and Development Oversight Committee is responsible for overseeing the Company’s research and clinical development activities. The Research and Development Oversight Committee operates under a written charter adopted by the ImClone Board on May 11, 2005, as amended. The charter is posted in the Corporate Governance section of the Company’s website at www.imclone.com (under the “Investor Relations” tab). The Research and Development Oversight Committee met one time during fiscal year 2007. The current members of the Research and Development Oversight Committee are David Sidransky (Chairman), Alexander J. Denner, Thomas F. Deuel, Richard C. Mulligan and Charles Woler. In addition, Andrew G. Bodnar was a member of the Research and Development Oversight Committee until his resignation from the ImClone Board on May 7, 2007.

Attendance at Annual Meeting

There is no Company policy requiring directors to attend annual meetings of stockholders. At the Company’s 2007 Annual Meeting of Stockholders, all of the directors who were standing for re-election to the ImClone Board attended the meeting except for Drs. Liebert and Sidransky. At the Company’s 2008 Annual Meeting of Stockholders, all of the directors who were standing for re-election to the ImClone Board were in attendance.

Communicating with our ImClone Board Members

Although our ImClone Board has not adopted a formal process for stockholder communications with the ImClone Board, we make every effort to ensure that the views of stockholders are heard either by the ImClone Board or by individual directors, and we believe that this has been an effective process to date. Stockholders may communicate with the ImClone Board by sending a letter to the ImClone Systems Incorporated Board of Directors, c/o the Acting Secretary, 180 Varick Street, New York, New York 10014. The Acting Secretary will receive the correspondence and forward it to the Chairman of the ImClone Board or to any individual director or directors to whom the communication is directed, as appropriate.

In addition, any person, whether or not an employee, who has a concern about the conduct of the Company or our employees, including with respect to our accounting, internal accounting controls or auditing issues, may, in a confidential or anonymous manner, communicate that concern in writing by addressing a letter to the Chairman of the Audit Committee, c/o Acting Secretary, at 180 Varick Street, New York, New York 10014.

Report of the Audit Committee of the ImClone Board

Membership and Role of the Audit Committee

The Audit Committee of the ImClone Board serves as an independent and objective party to monitor and provide general oversight of the Company’s financial accounting and reporting processes, selection of critical accounting policies, and system of internal controls. The Audit Committee currently consists of Mr. Jules Haimovitz (Chairman) and Drs. Peter S. Liebert and Charles Woler. In addition, John A. Fazio (then-Chairman) and William R. Miller served on the Audit Committee until Mr. Fazio’s resignation from the ImClone Board on April 24, 2007 and Mr. Miller’s retirement from the ImClone Board on August 2, 2007.

The Audit Committee operates under a written charter adopted by the ImClone Board on August 14, 2003, as amended, which can be found in the Corporate Governance section of the Company’s corporate website, www.imclone.com (under the “Investor Relations” tab). Among other matters, the Audit Committee, in its oversight role, is required to review and reassess, at least annually, the adequacy of the charter and conduct an annual performance evaluation. The Audit Committee met nine times during 2007.

Each director serving on the Audit Committee is independent as determined by the ImClone Board based upon the applicable requirements of NASDAQ. Each member of the Audit Committee also satisfies the SEC’s additional independence requirements for members of audit committees. In addition, the ImClone Board has determined that Mr. Fazio was an “audit committee financial expert” under the applicable SEC rules up until his resignation on April 24, 2007 and that Mr. Haimovitz has been an “audit committee financial expert” since his appointment to the Audit Committee on May 10, 2007.

The Audit Committee focuses on assisting the ImClone Board in its oversight of the integrity of the Company’s financial statements, the independent registered public accounting firm’s qualifications and independence, the Company’s procedures and processes for compliance with legal and regulatory requirements, the performance of the independent registered public accounting firm and the Company’s internal audit function. In carrying out these responsibilities, the Audit Committee, among other things:

•	reviews and discusses the Company’s annual audited financial statements and quarterly unaudited financial statements;

•	supervises the relationship between the Company and its independent registered public accounting firm, including appointing, retaining, overseeing and terminating the independent registered public accounting firm; pre-approving all audit services, audit-related services, tax services and other services to be provided by the independent registered public accounting firm; and reviewing and evaluating the qualifications, performance and independence of the independent registered public accounting firm;

•	reviews responsibilities, projects and staffing of the internal auditing department; and

•	monitors the effectiveness of the Company’s disclosure controls and internal control over financial reporting.

Audit Committee Oversight Functions

As part of its oversight of the Company’s financial statements, the Audit Committee reviews and discusses with both management and KPMG LLP, the Company’s independent registered public accounting firm (KPMG), all annual and quarterly financial statements prior to their issuance. During 2007, management advised the Audit Committee that each set of financial statements had been prepared in accordance with

U.S. generally accepted accounting principles, and management reviewed significant accounting and disclosure issues with the Audit Committee.

The Audit Committee has discussed with KPMG the matters required to be discussed pursuant to Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards AU Section 380), as currently in effect, and, with and without management present, has reviewed and discussed the Company’s annual financial statements. The Audit Committee has also discussed with management the significant accounting principles used by the Company, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

The Audit Committee has discussed with KPMG matters relating to its independence, including the written disclosures and letter from KPMG to the Audit Committee pursuant to Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as currently in effect. In connection with these discussions, the Audit Committee obtained from KPMG a formal written statement describing all relationships between it and the Company that might bear on the independent registered public accounting firm’s independence from the Company and its management. The Audit Committee further discussed with management and KPMG any relationships that might have impacted or may impact the independent registered public accounting firm’s objectivity and independence, and has satisfied itself as to KPMG’s independence.

During 2007, the Audit Committee reviewed the Company’s internal and disclosure control structures. As part of this process, the Audit Committee monitored the Company’s internal auditing program by reviewing staffing levels and the steps taken to implement recommended improvements in internal controls and procedures. The Audit Committee’s meetings include, whenever appropriate, executive sessions with KPMG and with the Company’s internal auditor, in each case without the presence of the Company’s other management, to raise and discuss any issues or concerns that they may have had about the adequacy and proper, timely functioning of the Company’s control, reporting, disclosure and compliance systems and procedures.

In performing all of these functions, the Audit Committee acted and continues to act only in an oversight capacity on behalf of the ImClone Board. Management has primary responsibility for the Company’s financial statements and the overall reporting process, including the Company’s systems of internal controls. In its oversight role, the Audit Committee necessarily relies on the procedures, work and assurances of the Company’s management. KPMG has audited the annual financial statements prepared by management, and expressed an opinion as to whether those financial statements fairly present the financial position, results of operations and cash flows of the Company in conformity with U.S. generally accepted accounting principles, and has audited the effective operation of, the Company’s internal control over financial reporting, and has expressed an opinion on these based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

During 2007, management documented, tested and evaluated the Company’s internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act of 2002. The Audit Committee was kept apprised of the Company’s progress by management and KPMG at each regularly scheduled Audit Committee meeting. Management has provided the Audit Committee with a report on the effectiveness of the Company’s internal control over financial reporting. The Audit Committee has reviewed management’s assessment of the effectiveness of the Company’s internal control over financial reporting and the report of KPMG thereon included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

Based on the Audit Committee’s reviews and discussions noted above, the Audit Committee members recommended to the ImClone Board that the Company’s audited financial statements be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

Audit Committee:

Jules Haimovitz, Chairman
Peter S. Liebert
Charles Woler

The foregoing Report of the Compensation Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any prior or future Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this Report by reference therein.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Relationship with Bristol-Myers Squibb Company

One of the Company’s former directors, John E. Celentano, is also an officer of BMS, a Delaware corporation. The Company’s relationship with BMS is described below. Mr. Celentano resigned as a director of the Company effective September 22, 2008.

On September 19, 2001, the Company entered into an acquisition agreement (the “Acquisition Agreement”) with BMS and Bristol-Myers Squibb Biologics Company, a Delaware corporation which is a wholly-owned subsidiary of BMS (BMS Biologics), providing for the tender offer by BMS Biologics to purchase up to 14,392,003 Shares for $70.00 per Share, net to the seller in cash. The tender offer by BMS Biologics, available to all stockholders, allowed for the Company’s then-current employees and directors who held exercisable options to purchase the Shares having exercise prices less than $70.00 per Share to conditionally exercise any or all of those options and tender the underlying Shares in the tender offer. On October 29, 2001, pursuant to the Acquisition Agreement, BMS Biologics accepted for payment, pursuant to the tender offer, 14,392,003 Shares on a pro rata basis from all tendering stockholders and those conditionally exercising stock options.

In connection with the Acquisition Agreement, the Company entered into the Stockholder Agreement, pursuant to which the Company agreed with BMS and BMS Biologics to various arrangements regarding the respective rights and obligations of each party with respect to, among other things, the ownership of the Shares by BMS and BMS Biologics. The Stockholder Agreement also sets forth BMS’ (i) limitation on additional purchases of Shares, (ii) option to purchase Shares in the event of dilution and (iii) restrictions as to transfer of Shares. Concurrently with the execution of the Acquisition Agreement and the Stockholder Agreement, the Company entered into a development, promotion, distribution and supply agreement (the “Commercial Agreement”) with BMS and E.R. Squibb & Sons, L.L.C. (E.R. Squibb), a Delaware limited liability company which is a wholly-owned subsidiary of BMS, relating to ERBITUX®, the Company’s lead therapeutic product, pursuant to which, among other things, the parties are co-developing and co-promoting ERBITUX® in the U.S. and Canada, and co-developing and co-promoting ERBITUX® in Japan (either together or co-exclusively with Merck KGaA).

On March 5, 2002, the Company amended the Commercial Agreement with E.R. Squibb and BMS. The amendment changed certain economics of the Commercial Agreement and expanded the clinical and strategic role of BMS in the ERBITUX® development program. One of the principal economic changes to the Commercial Agreement resulted in the Company’s receipt of $140.0 million on March 7, 2002, and an additional payment of $60.0 million on March 5, 2003, in lieu of the $300.0 million payment the Company would have received on acceptance by the United States Food and Drug Administration (FDA) of the ERBITUX® biologics license application under the original terms of the Commercial Agreement. In addition, the Company agreed to resume construction of the Company’s multiple product facility, BB50, as soon as reasonably practicable after the execution of the amendment.

On July 27, 2007, the Company and BMS further amended the Commercial Agreement (the “Second BMS Amendment”). Under the Second BMS Amendment, the companies have jointly agreed to expand the investment in the ongoing clinical development plan for ERBITUX®. With this additional funding, the companies will further explore the use of ERBITUX® in additional tumor types including brain, breast, bladder, esophageal, gastric, lung, pancreas and prostate. Under the Second BMS Amendment, ERBITUX® clinical development and other costs, up to threshold amounts, are the sole responsibility of BMS, with costs in excess of the thresholds shared by both companies according to a predetermined ratio effective January 1, 2007.

The Stockholder Agreement gave BMS the right to nominate two directors so long as its ownership interest in the Company is 12.5% or greater. Dr. Andrew G. Bodnar, BMS’s Senior Vice President, Strategy, served as a BMS director through his resignation on May 7, 2007. On April 25, 2007, BMS designated Mr. Andrew R. J. Bonfield, Executive Vice President and Chief Financial Officer of BMS, as a BMS director. On May 1, 2008, Mr. Bonfield resigned as a director and BMS designated Mr. John E. Celentano, Senior Vice President, Strategy and Productivity Transformation at BMS, to be the BMS director on May 12, 2008. On September 25, 2008, Mr. Celentano resigned as director.

In exchange for the rights granted to BMS under the amended Commercial Agreement, the Company has received up-front and milestone payments totaling $900.0 million in the aggregate, of which $200.0 million was received on September 19, 2001, $140.0 million was received on March 7, 2002, $60.0 million was received on March 5, 2003, $250.0 million was received on March 12, 2004 and $250.0 million was received on March 31, 2006. No such further payments are contemplated by the Commercial Agreement with respect to ERBITUX®. All such payments are non-refundable and non-creditable. Except for the Company’s expenses incurred pursuant to a co-promotion option that the Company has exercised, E.R. Squibb is responsible for 100% of the distribution, sales and marketing costs for ERBITUX® in the U.S. and Canada, and, as between the Company and E.R. Squibb, the Company and E.R. Squibb will each be responsible for 50% of the distribution, sales, marketing costs and other related costs and expenses in Japan. The Commercial Agreement provides that E.R. Squibb shall pay the Company distribution fees based on a percentage of annual net sales of ERBITUX® by E.R. Squibb in the U.S. and Canada. The distribution fee is 39% of net sales in the U.S. and Canada. The Commercial Agreement also provides that, as between BMS and the Company, the distribution fees for the sale of ERBITUX® in Japan by E.R. Squibb or the Company shall be equal to 50% of operating profit or loss with respect to such sales for any calendar month. The Commercial Agreement provides that the Company shall be responsible for the manufacture and supply of all requirements of ERBITUX® in bulk form active pharmaceutical ingredient (API) for clinical and commercial use in the territory and that E.R. Squibb shall purchase all of its requirements of API for commercial use from the Company. The Company shall supply API for clinical use at the Company’s fully-burdened manufacturing cost, and shall supply API for commercial use at the Company’s fully-burdened manufacturing cost plus a mark-up of 10%. In addition to the up-front and milestone payments, distribution fees for the U.S., Canada and Japan and the 10% mark-up on the commercial supply of ERBITUX®, prior to the Second BMS Amendment, E.R. Squibb was also responsible for 100% of the cost of all clinical studies, other than those studies undertaken post-launch which were not pursuant to an investigational new drug application (e.g. phase IV studies), the cost of which was to be shared equally between E.R. Squibb and the Company. As between E.R. Squibb and the Company, each was responsible for 50% of the cost of all clinical studies in Japan. As a result of the Second BMS Amendment, clinical development costs in the U.S. and Canada, up to threshold amounts, will be the sole responsibility of E.R. Squibb with costs in excess of the threshold amounts shared by E.R. Squibb and the Company according to a predetermined ratio. In addition, under certain limited circumstances, the Company reserves the right to conduct certain sole-funded registrational studies.

Pursuant to the Commercial Agreement as described above and the Company’s development and license agreement with Merck KGaA, the Company had granted E.R. Squibb and Merck KGaA co-exclusive rights (together with or without the Company) to develop, distribute and promote ERBITUX® in Japan. Subsequently, on October 12, 2007, the Company entered into agreements with Merck KGaA, Merck Serono Japan Company, Limited, E.R. Squibb, Bristol-Myers K.K., and BMS for the co-development and co-

commercialization of ERBITUX® in Japan. Under the terms of the agreements, the Company, BMS, Merck KGaA, and their respective affiliates will collaborate on a joint effort to develop and, following regulatory approval, market ERBITUX® in Japan for the treatment of EGFR-expressing metastatic colorectal cancer, as well as for the treatment of any other cancers the parties agree to pursue. BMS and Merck KGaA will utilize their respective sales forces in Japan, and the three companies will share development costs incurred and profits/losses realized as a result of this collaboration. Merck Serono Japan will distribute the product and record the sales for the collaboration. The agreements have a term of twenty-five years; provided that either BMS or Merck KGaA may terminate the agreement without cause upon three months’ notice if ERBITUX® is not launched in Japan by December 31, 2009 and without cause upon six months’ notice following the earlier of a launch of a biosimilar product in Japan and the tenth anniversary of the agreements.

The terms of these new agreements provide that Merck KGaA will receive 50% of the profit/loss from sales in Japan and bear 50% of the related development expense, and the Company and BMS will each receive 25% of the profit/loss and bear 25% of the related development expense. The sharing of profit/loss reflects the co-exclusive rights to ERBITUX® in Japan previously granted by the Company to Merck KGaA and BMS. In addition to its percentage of profit/loss, the Company will receive from Merck KGaA a royalty equal to 4.75% of total net sales in Japan. Any bulk ERBITUX® supplied by the Company pursuant to the agreements for use in Japan will be at its fully-burdened manufacturing cost.

Champions Biotechnology, Inc.

The Nominating and Corporate Governance Committee and Research and Development Oversight Committee of the ImClone Board approved entering into a transaction with Champions Biotechnology, Inc. (“Champions”) to conduct research on tumors taken from patients and inserted into mice. David Sidransky, a member of the ImClone Board, is an approximately 32% shareholder and the chairman of the board of Champions. Pursuant to the final agreement, the Company has made approximately $198,000 in payments to Champions in 2008.

Icahn Sourcing LLC

Icahn Sourcing LLC (“Icahn Sourcing”) is an entity formed and controlled by Carl C. Icahn, the Chairman of the ImClone Board, in order to leverage the potential buying power of a group of entities, which Mr. Icahn either owns or otherwise has a relationship, in negotiating with a wide range of suppliers of goods, services, and tangible and intangible property. The Company is a member of the buying group and, as such, is afforded the opportunity to purchase goods, services and property from vendors with whom Icahn Sourcing has negotiated rates and terms. Icahn Sourcing does not guarantee that the Company will purchase any goods, services or property from any such vendors, and the Company is under no obligation to do so. The Company does not pay Icahn Sourcing any fees or other amounts with respect to the buying group arrangement. The Company has purchased a variety of goods and services as a member of the buying group at prices and on terms that it believes are more favorable than those which would be achieved on a stand-alone basis.

Policies and Procedures for Approval of Related Person Transactions

The ImClone Board has adopted a policy for the review and approval of transactions involving the Company and “related persons” (directors and executive officers, their immediate family members and beneficial owners of 5% or more of the Shares). This policy applies to any transaction or series of transactions in which the Company or a subsidiary is a participant, the amount involved exceeds $120,000 and a “related person” has a “direct or indirect material interest” within the meaning of the applicable SEC rules. Under the policy, Company management will determine whether a transaction is covered by the policy and hence should be referred to the Nominating and Corporate Governance Committee for approval, ratification, revision, termination or other action. Based on its consideration of all the relevant facts and circumstances, the Committee will decide whether or not to approve such transaction and will approve only those transactions that are in the best interests of the Company. If a transaction is ongoing, the Nominating and Corporate Governance Committee may establish guidelines for management to follow in its dealings with the related party and shall periodically monitor the transaction to ensure that it continues to be in the best interest of the

Company. No director shall participate in any discussion or approval of a transaction where such director is the related person.

We did not follow the related person transaction policy described above in connection with the entry into the Japan agreements, Second BMS Amendment, Acquisition Agreement, the Stockholder Agreement or the Commercial Agreement transactions with BMS and its affiliates described above as those transactions were entered into prior to the adoption of the policy.

We did follow the related party transaction policy described above in connection with the transaction with Champions.

Independence of the ImClone Board

Under the Amended and Restated Corporate Governance Guidelines adopted by the ImClone Board, a majority of the ImClone Board shall consist of directors who are neither officers or employees of the Company or its subsidiaries, nor have a relationship which, in the opinion of the ImClone Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, and who, at such times as the rules of the NASDAQ Stock Market LLC (NASDAQ) require, are otherwise “independent” under such rules. A copy of the Amended and Restated Corporate Governance Guidelines is posted in the Corporate Governance section of the Company’s website at www.imclone.com (under the “Investor Relations” tab). The ImClone Board consults with outside counsel to ensure that the ImClone Board’ determinations are consistent with all relevant laws and regulations regarding the definition of “independent,” including those set forth under the applicable NASDAQ listing standards and Section 10A of the Exchange Act. The ImClone Board has also reviewed the directors’ responses to a questionnaire asking about their transactions, relationships and arrangements with the Company (and those of their immediate family members) and other potential conflicts of interest. Other than as set forth herein, these questionnaires did not disclose any transactions, relationships, or arrangements that question the independence of our directors.

After reviewing this information, the ImClone Board affirmatively has determined that all of our directors are independent directors within the meaning of NASDAQ Marketplace Rule 4200, other than Mr. Johnson and Mr. Celentano. The ImClone Board concluded that Mr. Johnson is not “independent” because he is an employee of the Company. The ImClone Board concluded that Mr. Celentano is not “independent” as he is an executive officer of BMS and was designated as a director pursuant to the Stockholder Agreement with BMS. Similarly, neither Dr. Bodnar nor Mr. Bonfield were independent during their respective periods of service as directors.

In addition to the requirements for independence contained in NASDAQ Marketplace Rule 4200, NASDAQ Marketplace Rule 4350(d) provides that members of the Audit Committee must meet the criteria for independence set forth in Section 10A(m) of the Exchange Act and the rules promulgated by the Commission thereunder which provide that members of the Audit Committee may not be “affiliated persons” of the Company. The ImClone Board has determined for the purposes of determining who may serve on the Company’s Audit Committee, Messrs. Celentano, Icahn, Johnson and Denner should be excluded.

The ImClone Board has determined that all members of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee satisfy the standards of independence applicable to members of such committees established under applicable law and the NASDAQ listing rules.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely upon a review of reports, we believe that in 2007 our directors and executive officers and beneficial owners of more than 10% of our Shares filed on a timely basis all reports of holdings and transactions in the Shares required to be filed with the SEC pursuant to Section 16(a) of the Exchange Act, other than one Form 5 filing by Mr. Bailey to report certain options held by his spouse that should have been reported on his initial Form 3 filing.

DIRECTOR COMPENSATION

The following table sets forth certain information relating to director compensation for each director that was not a named executive officer for the year ended December 31, 2007.

	Director Compensation in Fiscal 2007
	Fees
	Earned or
	Paid in	Option	All Other
Name	Cash ($)	Awards ($)(1)	Compensation	Total ($)

Andrew G. Bodnar, M.D., J.D.(2)	$7,538	$15,652	$—	$23,190
Andrew R.J. Bonfield(3)	$20,753	$—	$—	$20,753
Alexander J. Denner, Ph.D.(4)	$59,472	$66,542	$—	$126,014
Thomas F. Deuel, M.D.(5)	$12,500	$—	$—	$12,500
Vincent T. DeVita, Jr. M.D.(6)	$28,559	$15,652	$—	$44,211
John A. Fazio(7)	$26,928	$20,605	$—	$47,533
Jules Haimovitz(8)	$30,407	$—	$—	$30,407
Carl C. Icahn(9)	$47,713	$76,573	$—	$124,286
Peter S. Liebert, M.D.(10)	$34,817	$75,886	$—	$110,703
William R. Miller(11)	$53,753	$15,652	$—	$69,405
Richard Mulligan, Ph.D.(12)	$1,040,972	$76,573	$—	$1,117,545
David Sidransky, M.D.(13)	$47,976	$19,565	$—	$67,541
Charles Woler, M.D. Ph.D.(14)	$46,472	$76,573	$—	$123,045

(1)	Represents amounts recognized as compensation expense by the Company during 2007 in accordance with SFAS 123R. The assumptions used for both the stock option and RSU grants can be found in Note 11(d) of the Notes to the Consolidated Financial Statements as filed on Form 10-K for the year ended December 31, 2007.

(2)	From 2001 to 2006, Dr. Bodnar received an aggregate of 190,000 options, all of which were outstanding at December 31, 2007. Dr. Bodnar did not receive any options during 2007. Dr. Bodnar resigned from the ImClone Board on May 7, 2007.

(3)	Mr. Bonfield did not receive any options during 2007.

(4)	During 2006, Dr. Denner received an aggregate of 33,315 options, all of which were outstanding at December 31, 2007. Dr. Denner did not receive any options during 2007.

(5)	Dr. Deuel did not receive any options during 2007.

(6)	From 1997 to 2006, Dr. DeVita, Jr. received an aggregate of 270,000 options, of which 240,000 were outstanding at December 31, 2007. Dr. DeVita did not receive any options during 2007.

(7)	From 2003 to 2006, Mr. Fazio received an aggregate of 155,333 options, of which 125,333 were outstanding at December 31, 2007. Mr. Fazio did not receive any options during 2007. Mr. Fazio resigned from the ImClone Board on April 24, 2007.

(8)	Mr. Haimovitz did not receive any options during 2007.

(9)	During 2006, Mr. Icahn received an aggregate of 25,644 options, all of which were outstanding at December 31, 2007. Mr. Icahn did not receive any options during 2007.

(10)	During 2006, Dr. Liebert received an aggregate of 24,891 options, all of which were outstanding at December 31, 2007. Dr. Liebert did not receive any options during 2007.

(11)	From 1997 to 2006, Mr. Miller received an aggregate of 270,000 options, of which 140,000 were outstanding at December 31, 2007. Mr. Miller did not receive any options during 2007.

(12)	During 1998, 2003 and 2006, Dr. Mulligan received an aggregate of 135,644 options, of which 25,644 were outstanding at December 31, 2007. Dr. Mulligan did not receive any options during 2007. On July 3, 2007, the ImClone Board approved a one-time payment of $1.0 million to Dr. Mulligan for his service on the Executive Committee.

(13)	From 2004 to 2006, Dr. Sidransky received an aggregate of 133,434 options, all of which were outstanding at December 31, 2007. Dr. Sidransky did not receive any options during 2007.

(14)	During 2006, Dr. Woler received an aggregate of 25,644 options, all of which were outstanding at December 31, 2007. Dr. Woler did not receive any options during 2007.

Director Cash Compensation

On June 7, 2007, the ImClone Board approved the following annual compensation guidelines for non-employee directors for the remainder of 2007:

Chairman of the Board — $60,000

Vice Chairman — $50,000

Other Non-Employee Directors — $40,000

Each non-employee director is reimbursed for his reasonable out-of-pocket expenses incurred in connection with his Board and Board committee activities.

During 2007, the chairman of the Audit Committee was entitled to additional annual compensation at the rate of $20,000, or pro-rated portion thereof for the portion of the fiscal year served, for his services as committee chairman. The chairman of the Compensation Committee was entitled to additional annual compensation of $12,500, or a pro rated portion thereof for portions of the fiscal year served, as compensation for his services as committee chairman. Each chairman of the Nominating and Corporate Governance Committee, and Research and Development Oversight Committee was entitled to receive additional annual compensation of $10,000, or a pro rated portion thereof for portions of the fiscal year served, as compensation for his services as committee chairman. Each member of the Audit Committee (other than the chairman) was paid additional annual compensation of $5,000, or a pro rated portion thereof for portions of the fiscal year served. In addition, during 2007, each non-employee director received a fee of $1,500 for each in-person Board or committee meeting attended and $1,000 for each telephonic Board or committee meeting attended that exceeded 30 minutes in length.

The ImClone Board has approved the foregoing compensation guidelines for 2008 service as well.

On July 3, 2007, the ImClone Board approved a one-time payment of $1,000,000 for Dr. Mulligan for his service on the Executive Committee.

Director Stock Options

On October 24, 2006, the ImClone Board determined that it would forego all equity grants (including option grants) for directors for one year, including one-time grants for joining the ImClone Board. Since then, the ImClone Board has not reinstated equity grants for directors. Starting at the beginning of 2006, newly joining directors were entitled to receive a 20,000 stock option grant. Prior to 2006, newly joining directors were entitled to receive a 50,000 stock option grant. Such options vest 25% annually over the four-year period commencing with the date of grant, subject to such individual’s continued service on the ImClone Board on the scheduled date of vesting, and have an exercise price equal to the fair market value of the Shares on the date of grant. From time to time, non-employee directors of the Company may be granted additional options or other stock-based awards in consideration for providing services on the ImClone Board.

With respect to 2007 service, no option grants were provided to non-employee directors of the Company. Historically, newly joining directors are granted a pro rata portion of such an annual stock option grant on the quarterly vesting schedule applicable to the corresponding annual grant to the ImClone Board. Such annual option grants vest quarterly within the year, subject to the individual’s continued service on the ImClone Board on the scheduled date of vesting and have an exercise price equal to the fair market value of the Shares on the date of grant. However, in the event a non-employee director leaves the ImClone Board, his annual stock option grant vests daily for the quarterly period in which his service as a director ended.

COMPENSATION OF EXECUTIVE OFFICERS

Compensation Discussion and Analysis

Executive Compensation Philosophy

The Company’s general executive compensation philosophy is based on the premise that compensation should relate to both the Company’s and the executive officer’s performance, and should be set at levels that support the Company’s business strategies and long-term objectives while being closely aligned with the stockholders’ interests. Recruitment and retention of leadership to manage the Company requires a competitive compensation package. The Compensation Committee of the ImClone Board (the “Compensation Committee”) believes that the appropriate elements of the executive compensation package are base salary, an annual cash bonus and long-term equity incentive compensation.

It should be noted that in 2007, the Company appointed new individuals to the following executive positions:

•	Chief Executive Officer;

•	Senior Vice President, Research;

•	Vice President, Business Development;

•	Vice President, Human Resources; and

•	Interim Vice President, Finance

In addition, the composition of the Compensation Committee changed with the departure of William R. Miller and the additions of Thomas F. Deuel, Jules Haimovitz and Carl C. Icahn in August 2007.

Corporate and Individual Goals

The Company’s management collectively formulated goals for 2007, which were then approved by the ImClone Board and/or Compensation Committee. The Company’s 2007 corporate goals and objectives were to:

•	maximize ERBITUX® revenues, by

•	achieving a specified dollar amount in U.S. sales;

•	expanding the Company’s sales force to sixty-five field sales representatives;

•	developing a filing strategy for certain additional ERBITUX®-related sBLA filings;

•	commencing Phase II trials in new tumor types; and

•	completing an agreement with BMS to require BMS to further invest in the clinical development and commercialization of ERBITUX®;

•	move product candidates (11F8, 1121B, A12, 18F1, 3G3) into the next stage of clinical development;

•	hire a Chief Executive Officer;

•	aggressively pursue out-licensing opportunities related to ERBITUX® and our pipeline candidates as well as in-licensing opportunities of late stage product candidates on favorable terms;

•	develop and implement a comprehensive strategy to optimize our BB50 manufacturing facility while maintaining our ability to meet long term commercial and clinical product supply forecasts;

•	continue researching and pursuing innovative targets and prepare to deliver an IND for product candidate EB10 (Flt 3);

•	reorganize research activities through establishment of new departments based on relevant functional areas;

•	establish at least one new broad area of biological research within the Company and initiate a program to develop antibodies directed to key targets which define that research area;

•	make a decision about the future location of research activities of the Company and develop a plan for implementing this decision;

•	win or settle on favorable terms all intellectual property litigations; and

•	file at least twenty new patent applications in 2007.

The achievement of these corporate goals and objectives was assessed at the end of the year by the Compensation Committee with input from the executive officers of the Company. We achieved certain goals, such as (i) expanding the sales force to sixty-five field sales representatives, (ii) completing an amendment to the agreement with BMS, (iii) commencing Phase II trials in new tumor types, (iv) moving product candidates into the next stage of clinical development, (v) hiring a Chief Executive Officer, (vi) aggressively pursuing licensing opportunities, (vii) developing and implementing a strategy for our BB50 manufacturing facility, (viii) preparing to deliver an IND for EB10 (Flt 3), (ix) reorganizing research activities, and (x) establishing a new broad area of biological research. However, we did not achieve other goals such as (a) achieving a specified dollar amount in U.S. sales, (b) making a decision about the future location of research activities, (c) settling all intellectual property litigations, although it should be noted that the Company settled two of the three largest intellectual property litigations, and (d) filing at least twenty new patent applications.

In addition to the corporate goals, each executive officer also established individual goals in consultation with the Chief Executive Officer. Individuals goals were approved by the Compensation Committee for Michael Bailey, Senior Vice President, Commercial Operations; Peter Borzilleri, Interim Vice President, Finance; Richard Crowley, Senior Vice President, Biopharmaceutical Operations; Daniel J. O’Connor, Senior Vice President and General Counsel; Eric K. Rowinsky, Executive Vice President and Chief Medical Officer; and Larry Witte, Senior Vice President, Research. No goals were common to all of the executive officers, although the goals for Messrs. Bailey, Crowley and Dr. Rowinsky significantly overlapped with the corporate goals. For instance, all three shared the goal to maximize ERBITUX® revenues, including achieving a specified dollar amount in U.S. sales. In addition, the goals for Dr. Witte overlapped with the corporate goals that related to the Company’s research. The remaining goals for each executive officer were specific to such officer’s job and were dependent on a combination of objective and subjective criteria. For example, Mr. Borzilleri had goals specific to the Finance Department such as “ensure timely and accurate periodic closings and external financial reporting”, Dr. Witte had goals specific to the Research Department such as “restructure the organization of the Research Department”, while Dr. Rowinsky also had goals relating to the launching of specified clinical trials for our other pipeline candidates and developing regulatory strategies relating to the use of ERBITUX® in additional indications.

The ImClone Board and the Compensation Committee approved the corporate goals and the individual goals for executive officers for 2007. As part of the year-end review process, each executive officer evaluated his or her performance against the individual goals. Our Chief Executive Officer, John Johnson, with input from the Vice President, Human Resources, then appraised the performance of each executive officer by reviewing his or her individual goals and self-evaluation. After completing the review, Mr. Johnson provided a performance assessment of each executive officer against the individual goals and assigned performance ratings, in accordance with performance ratings that are assigned to all employees of the Company, of Clearly Outstanding, Exceeds Expectations, Meets Expectations, or Below Expectations.

The executive officers all received ratings of either Exceeds Expectations or Meets Expectations, which are overwhelmingly the most common ratings given to employees of all levels throughout the Company. Based upon his review and ratings, Mr. Johnson then provided his recommendations for each executive officer to the

Compensation Committee for salary increase, bonus and restricted stock unit (“RSU”) award. All of the recommendations were within company guidelines for salary increases, bonuses and RSU awards that had been approved by the Compensation Committee for all employees. These company guidelines provide for (i) ranges of salary increases for all employees from nothing for employees rated at Below Expectations to 7% or more of base salary for employees rated at Clearly Outstanding, and with most employees receiving a salary increase between 2% and 6% of base salary, (ii) ranges of bonuses depending upon level, with Vice Presidents receiving approximately 32% for Meets Expectations and 37% for Exceeds Expectations and Senior Vice Presidents receiving approximately 38% for Meets Expectations and 43% for Exceeds Expectations, and (iii) ranges of RSU awards depending upon level, with Vice Presidents receiving 2,720 RSU’s for Meets Expectations and 4,080 RSU’s for Exceeds Expectations and Senior Vice Presidents receiving 6,000 RSU’s for Meets Expectations and 8,000 RSU’s for Exceeds Expectations. In addition, employees may receive salary increases for promotions and/or salary adjustments for below market salaries that range from 4% to 10% for employees up to the level of Vice President if required based upon internal and external benchmarking against similar positions. Salary increases for promotions and/or salary adjustments for below market salaries for Vice Presidents and above are agreed upon by the Human Resources Department, the relevant executive officer, the Chief Executive Officer, and the ImClone Board or Compensation Committee, as needed. The recommendations for salary adjustments for below market salaries for Drs. Rowinsky and Witte and Messrs. Bailey and Crowley generally were more than the amounts designated for all other employees in the approved guidelines because we benchmarked the base salaries and total compensation for the executive officers against comparable companies in our industry and determined that, in some instances, our base salaries were significantly lower, and in nearly all instances our total compensation was lower.

The Compensation Committee discussed the performance of each executive officer in an executive session and considered such performance, as well as the approved guidelines before approving final compensation. For each new executive officer appointed in 2007, any bonus and RSU awards were prorated. Executive officers appointed after September 30, 2007 received no bonus or RSU awards. The Compensation Committee met with the Chief Executive Officer and the Vice President, Human Resources to discuss each executive officer except when the Compensation Committee discussed the Chief Executive Officer or the Vice President, Human Resources. The Chief Executive Officer was present for the discussion of the Vice President, Human Resources. No executive officer was present for the discussion of the Chief Executive Officer.

For 2007, salaries for all Senior Vice Presidents were set at $325,000, which the Compensation Committee viewed as fair compensation for that level, except for Dr. Rowinsky, who received a base salary of $415,000. In establishing base salaries for 2008, bonuses and RSU awards for the executive officers, the Compensation Committee considered the executive’s annual review, awards given to the executive in past years, progress toward or attainment of the Company’s corporate goals and objectives including performance, stockholder return and such other factors as the Compensation Committee deemed appropriate and in the best interests of the Company and its stockholders. The Compensation Committee followed the recommendations provided by Mr. Johnson for 2008 salary increases and 2007 bonuses for the executive officers. However, the Compensation Committee decided not to follow the recommendations for the RSU awards. Instead, the Compensation Committee decided to reduce the amount of each RSU award for the executive officers by approximately 25% to reflect that some of the corporate goals were not met. The actual compensation approved by the Compensation Committee for each executive officer was within company guidelines that had been approved for all employees for salary increases and bonuses, but was below the company guidelines for RSU awards. It should be noted that Drs. Rowinsky and Witte and Messrs. Bailey and Crowley received additional salary adjustments because their total compensation was below market. In addition, during 2008 the Compensation Committee, on its own initiative, decided to award 20,000 RSU’s to Dr. Rowinsky, all of which vest on the three year anniversary of the grant date, and 10,000 RSU’s to Mr. Crowley, all of which vest on the three year anniversary of the grant date, in order to provide an added incentive for these two key executive officers to remain with the Company over the next three years.

The Compensation Committee periodically considers the appropriate combination of cash and stock equity-based compensation and weighs the competitiveness of the Company’s overall compensation arrangements in relation to comparable biopharmaceutical companies. In 2007, the Company’s Human Resources

Department retained ORC Worldwide, a compensation consultant, to assist with structuring the Company’s various compensation programs and determining appropriate levels of base salary, bonus and other compensatory awards payable to the Company’s executive officers and other key employees. ORC Worldwide provided comprehensive benchmarking of base salary, bonus and annual RSU awards for each executive officer position. ORC Worldwide benchmarked the Company using a variety of surveys, including the ORC Executive Compensation Survey, the Mercer Executive Compensation Survey, the Watson Wyatt Executive Compensation Survey, and data drawn from the salary.com online proxy analysis tool. Furthermore, ORC Worldwide weighted data subsets from each of these surveys in order to provide analytical information for companies of appropriate size, product content or organizational activity. The proxy analysis emphasized appropriate industries, including the pharmaceutical and biotechnology industries, to provide a more precise measurement of the competitive market. ORC Worldwide concluded that: (i) most executive officers at the Company are compensated in base salary at less than the competitive market, (ii) with the exception of the Chief Executive Officer and Vice President, Project Management, all executive officer positions have a target bonus percentage that is significantly below the competitive market, and (iii) the Company’s overall RSU grant values appear to be significantly below the competitive market. ORC Worldwide further concluded that the overall package for most executive officer positions at the Company is significantly below the competitive market. Our analysis of executive compensation does not provide for a percentage comparison against the competitive market.

Section 162(m) of the Code imposes a limit of $1,000,000 on the amount of compensation that the Company may deduct in any one year with respect to its Chief Executive Officer and four most highly compensated other executive officers. Certain performance-based compensation approved by stockholders is not subject to the deduction limit. In fiscal year 2004, the Company’s stockholders approved an annual incentive plan for executive officers of the Company that satisfies the requirement of Code Section 162(m). It is the general policy of the Company to have its executive compensation plan qualify to be treated as deductible compensation whenever, in the judgment of the Compensation Committee, it would be consistent with the objectives of the annual incentive plan and the best interests of the Company and its stockholders. At other times, the Company reserves the right to provide compensation to its employees that is not fully deductible.

Base Salary.  The Compensation Committee reviews the history of, and recommendations for, the compensation of the Company’s executive officers, including cash and equity-based components. The Compensation Committee believes that the base salaries are appropriate as base compensation to compensate the Company’s executive officers for the functions they perform and other considerations. Base salaries are reviewed annually by the Compensation Committee and may be adjusted in accordance with factors such as individual performance, the functions performed by the executive officer, and changes in the compensation peer group in which the Company competes for executive talent. The weight given such factors by the Compensation Committee may vary from executive to executive. For 2007, salaries for all Senior Vice Presidents were set at $325,000, which the Compensation Committee viewed as fair compensation for that level, except for Dr. Rowinsky, who received a base salary of $415,000. In December, 2007, prior to the year-end review process for 2008, the Compensation Committee approved an increase in salary of $50,000, for a total salary of $375,000, for Mr. Crowley, and a promotion to Executive Vice President and an increase in salary of $85,000, for a total salary of $500,000, for Dr. Rowinsky. These amounts were higher than for other executive officers because Mr. Crowley and Dr. Rowinsky were identified as key employees that the Company wanted to retain, and the increase in salary was an effort to position their total compensation more competitively against externally benchmarked talent. The salary increases place the total compensation for Mr. Crowley just under the median for comparable positions and Dr. Rowinsky significantly above the median for comparable positions. Mr. Crowley and Dr. Rowinsky did not receive additional increases in their base salaries as part of the year-end process. At year-end, the remaining officers received increases in their base salaries of various amounts based upon internal and external benchmarking against similar positions, with such salary increases being agreed upon by the Human Resources Department, the relevant executive officer, the Chief Executive Officer and the ImClone Board, as needed.

Annual Bonus Compensation.  The Compensation Committee’s policy of awarding annual cash bonuses is designed to specifically relate executive pay to Company and individual performance. Bonuses provide financial rewards for the achievement of substantive individual and Company objectives. As discussed above, the Compensation Committee sets target amounts for bonuses based upon grade level and performance rating. The target amounts are a percentage of base salary. These target amounts are part of the approved guidelines and are significantly below the competitive market based upon data from ORC Worldwide. All of the bonuses for the executive officers were within the approved guidelines for all employees.

Equity Compensation.  The Company grants Share-based compensation to help retain employees since equity awards generally have multi-year vesting periods as well as to align employees’ interests with stockholders’ interests. Stock options have value to an employee only if the Company’s stock price increases above the employee’s option exercise price and the employee remains employed by the Company for the period required to exercise the stock options. Stock options and RSU’s provide an incentive to improve the Company’s performance and an incentive to remain employed by the Company. Share-based compensation directly links a portion of an employee’s compensation to stockholders’ interests by providing an incentive to maximize stockholder value. The Company’s stock incentive programs are broad-based, and the substantial majority of its full-time employees received RSU grants in 2007. With respect to the executive officers, the Compensation Committee decided not to follow the recommendations provided by Mr. Johnson for the RSU awards. Instead, the Compensation Committee decided to reduce the amount of each RSU award for the executive officers by approximately 25% to reflect that some of the corporate goals were not met. In addition, during 2008 the Compensation Committee decided to award 20,000 RSU’s to Dr. Rowinsky, all of which vest on the three year anniversary of the grant date, and 10,000 RSU’s to Mr. Crowley, all of which vest on the three year anniversary of the grant date, in order to provide an added incentive for these two key executive officers to remain with the Company over the next three years.

Equity Compensation Plans.  On September 20, 2006, the shareholders approved and the Company adopted the 2006 Stock Incentive Plan (the “06 Plan”). Under the 06 Plan, the Company has the ability to grant (i) stock options; (ii) stock appreciation rights; (iii) restricted stock awards; (iv) RSU awards; (v) performance awards; and (vi) other share-based awards. The aggregate number of Shares that may be granted or used for reference purposes under the 06 Plan is limited to 5,500,000 shares plus common stock available for grant under prior plans. Any Shares that are subject to awards other than stock options or stock appreciation rights will be counted against this limit as two shares for every share granted. As of December 31, 2007, the number of remaining shares authorized and available for grant under the plans discussed above was approximately 6,370,585. Any Shares referenced in a stock-based award which is cancelled, forfeited or expires, whether such award was granted under the 06 Plan or prior plans, shall again become available for grant under the 06 Plan.

In general, equity grants that executive officers receive when they begin employment or are promoted at the Company are exercisable 25% each year, vesting on each of the first four anniversaries of the date of grant. Beginning in 2005, subsequent equity compensation grants generally are exercisable 33 1/3% each year, vesting on each of the first three anniversaries of the date of grant. Equity compensation grants are typically made in the first quarter of the year at a price that is equal to the closing market price of the Shares on the date of grant. From time to time, the Company grants stock options to executive officers that have different vesting schedules.

While the Company continues to grant stock options to new hires and in connection with promotions, in February 2007 and 2008, the Company awarded RSU’s under the 06 Plan to its executive officers in lieu of stock options for the equity portion of their annual compensation. In light of the historic volatility of the market price of the Shares and the Company’s desire to provide an attractive mechanism to retain employees, the Compensation Committee concluded that use of RSU awards is more efficient in delivering value to employees at the conclusion of the vesting period than stock option awards.

For 2007, the Compensation Committee determined that a fixed number of RSU’s should be given to employees based upon grade level and performance rating. The Company does not have any guidelines regarding annual size of equity awards relative to total outstanding Shares.

In November 2007, the ImClone Board decided that all equity grants that are issued going forward from that date would not be subject to the change-in-control provision in the 06 Plan, which generally provides that option awards will be fully vested and immediately exercisable and restrictions on RSU awards will lapse upon (i) the occurrence of a change-in-control, unless the Compensation Committee concludes that such awards will continued following such change-in-control, or (ii) the termination of the participant without cause or resignation for good reason within 18 months of such change-in-control. However, the Compensation Committee may, in its discretion, issue discrete equity grants that are subject to the change-in-control provision in the 06 Plan.

Retention Plan.  Following discussions with its compensation consultant at the time, in January 2006 the Compensation Committee approved and the Company adopted a 2006-2008 Retention Plan (the “Retention Plan”), effective as of January 1, 2006, for performance periods commencing on January 1, 2006 and ending December 31, 2007 and December 31, 2008 (each, a “Performance Period”). At the same time, the Compensation Committee approved the share performance criteria that will be used to determine cash bonus awards under the Retention Plan, and the terms of the individual awards to eligible employees under the Retention Plan for each of the two Performance Periods. In general, the target dollar amounts for eligible employees are the same for the two Performance Periods.

The purpose of the Retention Plan was to create long-term incentive awards covering the 2006-2008 period, at levels the Compensation Committee thought appropriate, for executives and other employees in light of the limited number of shares remaining available for grant under the 2002 Stock Option Plan. Since the Compensation Committee’s current preference is to make equity awards, the Compensation Committee does not expect to make any additional awards under the Retention Plan or to adopt any similar multi-year non-equity compensation plans in the near future.

Based upon the grant date stock price (which was $32.99), each participant in the Retention Plan will have the opportunity to earn cash in the amount of (i) 150% of the target award opportunity if the average share price for the thirty-day period ending on the last day of a performance period is at least 150% of the grant date stock price, (ii) 100% of the target award opportunity if such average share price with respect to a performance period is 100% of the grant date stock price, or (iii) zero if such average share price with respect to a performance period is less than the grant date stock price. Linear interpolation will be used to calculate the percentage of the target award opportunity earned for performance above the grant date stock price, up to a maximum of 150% of the target award opportunity. In order for Retention Plan participants to receive their target awards for the January 1, 2006 through December 31, 2007 and January 1, 2006 through December 31, 2008 performance periods, the average share price for the thirty-day periods ending December 31, 2007 and December 31, 2008 will have to be at least $32.99. In order for Retention Plan participants to receive their maximum awards for the January 1, 2006 through December 31, 2007 and January 1, 2006 through December 31, 2008 performance periods, the average share price for the thirty-day periods ending December 31, 2007 and December 31, 2008 will have to be at least $49.48.

Change-in-Control Plan.  The ImClone Board adopted a Change-in-Control Plan effective September 1, 2004, as amended February 16, 2006. The stated purpose of the plan was to maintain the focus of certain key employees of the Company on the business, mitigate the distractions that could be caused if the Company were to become the target of an acquisition strategy, and provide certain benefits to the covered employees if a change-in-control of the Company (as such term is defined in the plan, a “Change-in-Control”) occurs and/or the employee’s employment is terminated in connection with such change-in-control. Participants in the Change-in-Control Plan are selected by the Compensation Committee. Currently, Dr. Rowinsky and Mr. Crowley participate in the Change-in-Control Plan, all of whom are tier 2 participants. It was intended that executive officers would be put into different tiers based upon their title and grade. For instance, the Chief Executive Officer would be tier 1, executive vice presidents and senior vice presidents would be tier 2, certain vice presidents would be tier 3 and other vice presidents would be tier 4. However, generally the Compensation Committee decided that the officers should be tier 2 or tier 3 participants. The structure of the tiers was developed to be consistent with competitive practice, which the Compensation Committee determined to be reasonable based on the analysis prepared by its outside compensation consultants at the time. However, since October 2006, new executive officers have not been added to the Change-in-Control Plan because the Compensation Committee has concluded that the Change-in-Control Plan benefits are overly generous.

In the event of a Change-in-Control, all equity-based compensation awards held by the plan participants will vest in full (unless the Compensation Committee determines that the participants’ awards will be substituted for equity awards in the surviving entity of equivalent economic value) and any deferred compensation of participants will become non-forfeitable. In addition, if a participant in the Change-in-Control Plan is terminated in connection with a change-in-control by the Company without “cause” or by the participant for “good reason” (as such terms are defined in the plan), the Company will pay to the participant a cash payment equal to the participant’s earned but unpaid base salary and bonus, unreimbursed expenses, any other accrued obligations, a pro rata bonus based on target bonus for the year of termination, and a multiple of base salary and bonus (with the multiplier ranging from 0.5 to three based on the tier assigned to the participant under the plan, with tier 2 participants receiving a multiplier of 2 and tier 3 participants receiving a multiplier of 1).

In connection with a termination described in the preceding sentence, if the participant signs a waiver and release of claims against the Company and its affiliates, each participant will vest in full in all long-term incentive arrangements he or she has with the Company and be entitled to continued health coverage for six to 18 months (based on the participant’s plan tier) and outplacement services for six months. These benefits are reduced by any other severance amounts for which the participants are eligible under any other arrangement of the Company or its subsidiaries. As a condition to receipt of these benefits, each participant agrees to be bound by non-competition, non-solicitation, confidentiality, return of Company property, and cooperation covenants contained in the plan. The non-competition and non-solicitation covenants have a term of twelve months after the termination date for tier 1, tier 2 and tier 3 participants, and six months after the termination date for tier 4 participants. In addition, the confidentiality covenant has no time limit as long as a participant has trade secret, proprietary or confidential information.

The plan permits alternative treatment of excise taxes imposed on participants pursuant to Section 4999 of the Code. Dr. Rowinsky and Mr. Crowley are eligible to receive a full gross-up payment by the Company, subject to the Plan’s limitations.

The Change-in-Control Plan defines “cause” as the occurrence of (i) an indictment of the participant involving a felony or a misdemeanor involving moral turpitude, (ii) willful misconduct or gross negligence by the participant resulting, in either case, in harm to the Company, (iii) failure by the participant to carry out the directions of the ImClone Board or the participant’s immediate supervisor, as the case may be, or (iv) fraud, embezzlement, theft or dishonesty against the Company or a material violation of a policy or procedure of the Company, resulting, in any case, in harm to the Company.

The Change-in-Control Plan defines resignation for “good reason” as the occurrence of any of the following within the 60-day period preceding the date of termination: (i) a material adverse diminution of the participant’s titles, authority, duties or responsibilities, or the assignment to the participant of titles, authority, duties or responsibilities that are materially inconsistent with his or her titles, authority, duties and/or responsibilities in a manner materially adverse to the participant, (ii) a reduction in the participant’s base salary, annual target bonus, or maximum bonus without the participant’s prior written consent (other than any reduction applicable to employees generally), (iii) an actual change in the participant’s principal work location by more than 75 miles and more than 75 miles from the participant’s principal place of abode as of the date of such change in job location without the participant’s prior written consent, or (iv) a failure of the Company to obtain the assumption in writing of its obligation under the Change-in-Control Plan by any successor to all or substantially all of the assets of the Company within 45 days after a merger, consolidation, sale or similar transaction that qualifies as a Change-in-Control.

Severance Plans.  To enhance the predictability of treatment for executives at the level of Vice President and above whose employment with the Company is terminated by the Company without cause, the Compensation Committee approved and adopted a Senior Executive Severance Plan, effective in 2004, and continues to believe that it generally provides adequate protection for its participants. Under this plan, each covered employee is eligible to receive a severance payment from the Company (varying between six and twelve months of the employee’s base salary depending on title and length of service) upon any involuntary termination of his or her employment by the Company without cause. In addition, following discussions with its then compensation consultant, the Compensation Committee determined that additional protection on termination was desirable for certain Vice Presidents and that such termination protection was also needed for selected other employees. Accordingly, in February 2006, the Compensation Committee adopted a Transition Severance Plan (the “Transition Plan”) for such employees. The Transition Plan was adopted in order to retain certain key employees at a time when the Company was evaluating strategic alternatives to maximize shareholder value, including a merger, sale or strategic alliance and provided for twelve months of base salary for all participants following either termination by the Company other than for cause or resignation by the employee following a change-in-control for good reason. The Company announced in August 2006 that it was no longer pursing such strategic alternatives, so the Transition Plan by its terms expired in August 2007.

Perquisites and Other.  In 2004, the Compensation Committee eliminated personal-benefit perquisites such as golf club memberships and car allowances for executive officers. There are no outstanding loans of any kind to any executive officer, and federal law prohibits any new company loans to executive officers. The Company expects its executive officers to be role models under, and to comply with, its Code of Business Conduct and Ethics, which is applicable to all employees. In addition, the Company has adopted an additional code of ethics for its Chief Executive and Senior Financial Officers. Copies of both codes are posted in the Corporate Governance section of the Company’s website www.imclone.com (under the “Investor Relations” tab).

Chief Executive Officer Compensation

The Compensation Committee follows the same philosophy of compensation for the Chief Executive Officer as it does for its other executives. The Compensation Committee tries to ensure that the Chief Executive Officer’s compensation is commensurate with that of chief executive officers of comparable corporations.

The Company did not have a Chief Executive Officer from October 24, 2006 until Mr. Johnson began his employment on August 27, 2007. While the Company did not have a Chief Executive Officer, a then-newly formed Executive Committee of the ImClone Board (the “Executive Committee”) was created. The Executive Committee served as the principal executive body for the Company until Mr. Johnson’s employment commenced. The Executive Committee continues to advise Mr. Johnson on issues facing the Company, and it is chaired by Dr. Denner and includes Dr. Mulligan.

Mr. Johnson signed an employment agreement with a term of four years. Pursuant to the employment agreement, he received a sign-on bonus of $100,000, and he will receive an annual base salary of $600,000 while he serves as Chief Executive Officer, which amount was prorated to reflect service commencing on August 27, 2007. Mr. Johnson also participates in the Company’s annual incentive plan, applicable to senior executives, with an annual cash target award of 100% of base salary. He also received a grant of restricted stock units in the amount of 31,347 RSU’s (representing Shares with a market value of $1 million on the grant date), vesting in equal amounts over four years, and an option to purchase 350,000 Shares pursuant to the Company’s 2006 Stock Incentive Plan, also vesting in equal amounts over four years. In addition, Mr. Johnson purchased 13,609 Shares on September 7, 2007 with an approximate market value of $500,000 on such date, pursuant to the terms of his employment agreement.

Mr. Johnson does not participate in the Company’s Change-in-Control Plan or Senior Executive Severance Plan. Instead, in the event of Mr. Johnson’s termination by the Company without cause or his resignation for good reason, whether or not in connection with a Change-of-Control, Mr. Johnson will be entitled to receive severance equal to 12 months of base salary plus a prorated cash bonus together with the immediate vesting of the RSU’s and the stock option described above. In addition, in the event of a Change-of-Control, such RSU’s and stock option will vest immediately upon the occurrence of such event. In the employment agreement, “Change-of-Control” is defined as any person (other than (i) any shareholder who, as of the date of the agreement has a Schedule 13D on file with the Securities and Exchange Commission, (ii) any trustee or other fiduciary holding securities under an employee benefit plan of the Company, or (iii) any corporation owned, directly or indirectly, by the stockholders of the Company, in substantially the same proportions as their ownership of stock of the Company), that acquires, in a single transaction or a series of transactions (whether by merger, consolidation, reorganization or otherwise), beneficial ownership of securities representing 100% of voting power of the Company.

The Company relied on Frederic W. Cook & Co., Inc., a compensation consultant that was retained by the Compensation Committee, to help negotiate the agreement with Mr. Johnson. The Compensation Committee agreed to the amount of the base salary and bonus based upon benchmarking of similar companies. The Compensation Committee agreed to provide the RSU’s and option to purchase common stock both as a retention tool and because it thought that it is important for the Chief Executive Officer to own the Company’s stock in order to align his interests with the shareholders. The Compensation Committee also required Mr. Johnson to purchase $500,000 of the Shares at prevailing market prices to further align his interests with the shareholders. The Company believes that Mr. Johnson’s total compensation is slightly below the median for the competitive market.

Compensation Committee Interlocks and Insider Participation

No member of the Company’s Compensation Committee was engaged in a related party transaction with, or was an officer or employee of, the Company or its subsidiaries during 2007. There are no interlocking relationships involving the Company’s Compensation Committee and the board of directors or members of a compensation committee of any other company that would require disclosure under the executive compensation rules of the SEC.

David Sidransky, the chairman of the Company’s Compensation Committee, is an approximately 32% shareholder and the chairman of the board of Champions Biotechnology, Inc. (Champions). The Nominating and Corporate Governance Committee and Research and Development Oversight Committee of the ImClone Board approved entering into a transaction with Champions to conduct research on tumors taken from patients and inserted into mice. Pursuant to the final agreement, the Company has made approximately $198,000 in payments to Champions in 2008.

Compensation Committee Report

The Compensation Committee has reviewed the Compensation Discussion and Analysis and discussed that Analysis with management. Based on its review and discussions with management, the Compensation Committee recommended to the ImClone Board that the Compensation Discussion and Analysis be included in the Company’s Schedule 14D-9, 2008 Proxy Statement and in Amendment No. 1 on Form 10-K/A to its Annual Report as filed on Form 10-K for the year ended December 31, 2007. This report is provided by the following independent directors, who comprise the Compensation Committee:

David Sidransky (Chairman)
Alexander J. Denner
Thomas F. Deuel
Jules Haimovitz
Carl C. Icahn

The foregoing Report of the Compensation Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any prior or future Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this Report by reference therein.

Compensation of Named Executive Officers (NEOs)

The following tables and information outline the compensation, including salary, bonus, stock options, RSU and other compensation for the fiscal years ended December 31, 2007 and 2006, for (i) each person who acted as our principal executive officer during our 2007 fiscal year, (ii) each person who acted as our principal financial officer during our 2007 fiscal year, and (iii) our three most highly compensated other executive officers who were serving as executive officers at the end of our 2007 fiscal year.

Summary Compensation Table for Fiscal Years 2007 and 2006

							Non-Equity
					Stock	Option	Incentive Plan	All Other
					Awards	Awards	Compensation	Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)		($)(2)	($)(2)	($)(3)	($)(9)	Total ($)

John H. Johnson	2007	$207,692	$250,000		$86,240	$424,857	$—	$100,249	$1,069,038
Chief Executive Officer(4)
Alexander J. Denner, Ph.D.	2007	$—	$—		$—	$—	$—	$—	$—
Board Executive Committee	2006	$—	$—		$—	$—	$—	$—	$—
Chairman and former acting Principal Executive Officer(5)
Peter R. Borzilleri	2007	$258,091	$96,500		$30,154	$33,716	$78,200	$8,363	$505,024
Vice President, Finance	2006	$247,507	$105,437		$—	$37,898	$—	$7,553	$398,395
and Interim Principal Financial Officer(6)
Ana I. Stancic	2007	$265,000	$—		$—	$101,287	$—	$7,689	$373,976
Former Senior Vice	2006	$266,448	$135,000		$—	$87,867	$—	$7,272	$496,587
President, Finance and former Principal Financial Officer(7)
Eric K. Rowinsky, M.D.	2007	$415,000	$178,500		$68,923	$127,710	$97,143	$8,807	$896,083
Chief Medical Officer and	2006	$395,000	$180,000	(8)	$—	$121,413	$—	$93,041	$789,454
Executive Vice President of Clinical Research
Richard Crowley	2007	$325,000	$140,000		$68,923	$180,264	$78,200	$8,807	$801,194
Senior Vice President,	2006	$294,691	$135,000		$—	$161,111	$—	$7,787	$598,589
Biopharmaceutical Operations
Michael P. Bailey	2007	$325,000	$130,000		$68,923	$148,350	$91,234	$8,096	$771,603
Senior Vice President of	2006	$271,974	$135,000		$—	$86,045	$—	$6,388	$499,407
Commercial Operations(10)

(1)	All bonus awards were paid in cash. Bonuses are recorded for the period in which they were earned.

(2)	Represents amounts recognized as compensation expense by the Company during each year in accordance with SFAS 123R for RSU and stock options. The assumptions used for both the stock option and RSU grants can be found in Note 11(d) of the Notes to the Consolidated Financial Statements as filed on Form 10-K for the year ended December 31, 2007.

(3)	Represents amounts paid under the Company’s Retention Plan for the performance period ended December 31, 2007.

(4)	Mr. Johnson joined the Company as its new Chief Executive Officer on August 27, 2007.

(5)	Dr. Denner did not receive compensation as the acting principal executive officer; he is compensated as a member of the ImClone Board. See the Director Compensation Table above for information regarding compensation Dr. Denner received as a Director.

(6)	Mr. Borzilleri served as the interim Principal Financial Officer from September 4, 2007, following Ms. Stancic’s announcement of resignation, until the appointment of Mr. Zuerblis as Chief Financial Officer on March 31, 2008.

(7)	Ms. Stancic resigned as of September 30, 2007.

(8)	Includes an additional $20,000 paid to Dr. Rowinsky in March 2007 in respect to his 2006 bonus.

(9)	See table below for details of All Other Compensation by individual.

(10)	Mr. Bailey resigned from the Company effective as of August 1, 2008.

All Other Compensation for Fiscal Years 2007 and 2006

		Company Paid Life
		and Long-term
		Disability	401(k)
NEO	Year	Insurance Premiums	Match	Other Bonuses		Total ($)

John H. Johnson	2007	$249	$—	$100,000	(1)	$100,249
Chief Executive Officer
Peter R. Borzilleri	2007	$1,613	$6,750	$—		$8,363
Vice President, Finance and Interim Principal	2006	$953	$6,600	$—		$7,553
Financial Officer
Ana I. Stancic	2007	$939	$6,750	$—		$7,689
Former Senior Vice President, Finance and former Principal Financial Officer	2006	$672	$6,600	$—		$7,272
Eric K. Rowinsky, M.D.	2007	$2,057	$6,750	$—		$8,807
Chief Medical Officer and Executive Vice President of Clinical Research	2006	$1,225	$6,600	$85,215	(2)	$93,041
Richard Crowley	2007	$2,057	$6,750	$—		$8,807
Senior Vice President, Biopharmaceutical Operations	2006	$1,187	$6,600	$—		$7,787
Michael P. Bailey	2007	$1,346	$6,750	$—		$8,096
Senior Vice President of Commercial Operations	2006	$466	$5,922	$—		$6,388

(1)	Represents a sign-on bonus.

(2)	Represents a reimbursement of moving expenses.

The following table provides information on stock options and incentive plan awards granted in 2007 to the Company’s NEOs.

Grants of Plan-Based Awards during Fiscal 2007

		All Other Stock		All Other Option	Exercise or	Grant Date Fair
		Awards: Number		Awards: Number of	Base Price	Value of Stock and
	Grant	of Shares of Stock		Securities Underlying	of Option	Option Awards
Name	Date	or Units (#)		Options (#)	Awards ($/Sh)	($)(1)

John H. Johnson	8/27/2007			350,000	$31.90	$4,926,320
Chief Executive Officer	8/27/2007	31,347				1,000,000
Peter R. Borzilleri	2/15/2007	3,500				$103,600
Vice President, Finance and Interim Principal Financial Officer
Ana I. Stancic	2/15/2007	8,000	(2)			$236,800
Former Senior Vice President, Finance and former Principal Financial Officer
Eric K. Rowinsky, M.D.	2/15/2007	8,000				$236,800
Chief Medical Officer and Executive Vice President of Clinical Research
Richard Crowley	2/15/2007	8,000				$236,800
Senior Vice President, Biopharmaceutical Operations
Michael P. Bailey	2/15/2007	8,000				$236,800
Senior Vice President of Commercial Operations

(1)	Fair value of stock option amounts represents SFAS 123R fair value per Share using Black-Scholes option pricing model multiplied by the number of stock options awarded during 2007. The fair value of RSU amounts are determined using the grant date fair value which represents the closing market price of the Shares on the grant date times the number of units granted. The assumptions used for both the stock option and RSU grants can be found in Note 11(d) of the Notes to the Consolidated Financial Statements as filed on Form 10-K for the year ended December 31, 2007.

(2)	Amounts were forfeited upon termination of employment in 2007.

The following table shows the number of Shares underlying exercisable and unexercisable options as well as other stock awards held by the Company’s NEOs on December 31, 2007.

	Outstanding Equity Awards at December 31, 2007
						Stock Awards
								Equity
								Incentive		Equity
								Awards:		Incentive
								Number of		Awards:
						Number		Unearned		Market or
						of Shares	Market	Shares,		Payout Value
	Option Awards					or Units	Value of	Units or		of Unearned
	Number of	Number of				of Stock	Shares or	Other		Shares, Units
	Securities	Securities				That	Units of	Rights		or Other
	Underlying	Underlying		Option	Option	Have	Stock That	That Have		Rights That
	Options (#)	Options (#)		Exercise	Expiration	Vested	Have Vested	Not Vested		Have Not
NEO	Exercisable(1)	Unexercisable		Price	Date	(#)	($)	(#)		Vested (#)(7)

John H. Johnson	—	350,000	(2)	$31.90	8/26/2017	—	—	31,347	(2)	$1,347,921
Chief Executive Officer
Peter R. Borzilleri	2,200	4,400	(4)	$34.14	1/17/2016	—	—	3,500	(3)	$150,500
Vice President, Finance	6,250	—		$44.24	12/19/2014
and Interim Principal	6,250	—		$39.79	12/21/2013
Financial Officer	3,500	—		$35.16	7/20/2013
Eric K. Rowinsky, M.D.	8,334	16,666	(4)	$34.14	1/17/2016	—	—	8,000	(3)	$344,000
Chief Medical Officer	75,000	—		$42.52	2/20/2015
and Executive Vice President of Clinical Research
Richard Crowley	7,500	22,500	(5)	$37.08	2/15/2016	—	—	8,000	(3)	$344,000
Senior Vice President,	3,334	6,666	(4)	$34.14	1/17/2016
Biopharmaceutical	6,250	—		$44.24	12/19/2014
Operations	6,250	—		$39.79	12/21/2013
	3,500	—		$35.16	7/20/2013
	24,000	—		$30.08	1/16/2012
	10,000	—		$54.70	6/4/2011
	15,000	—		$31.81	12/20/2010
	59,785	—		$27.94	1/31/2010
Michael P. Bailey	7,500	22,500	(6)	$32.47	7/31/2016	—	—	8,000	(3)	$344,000
Senior Vice President	2,567	5,133	(4)	$34.14	1/17/2016
Of Commercial	7,500	—		$44.24	12/19/2014
Operations	7,500	—		$39.79	12/21/2013
	3,500	—		$35.16	7/20/2013
	3,750	—		$35.81	2/22/2011

(1)	In conjunction with the accelerated vesting of certain stock options on December 16, 2005 (see Note 11(d) of the Notes to the Consolidated Financial Statements as filed on Form 10-K for the year ended December 31, 2007), exercisable stock options that remain subject to Lock-Up Agreements at June 30, 2008 are as follows: Mr. Borzilleri, 1,563 Shares, Dr. Rowinsky, 37,500 Shares, Mr. Crowley, 1,563 Shares, and Mr. Bailey, 1,875 Shares.

(2)	This award was granted on August 27, 2007, and vests 25% per year.

(3)	This award was granted on February 15, 2007, and vests 33 1/3% per year.

(4)	This award was granted on January 18, 2006, and vests 33 1/3% per year.

(5)	This award was granted on February 16, 2006, and vests 25% per year.

(6)	This award was granted on August 21, 2006, and vests 25% per year.

(7)	Represents the number of RSU granted multiplied by the closing price of the Shares on December 31, 2007 of $43.00 per Share.

Pursuant to the Merger Agreement, all unexercised options to purchase Shares granted under any stock option plan of the Company that are outstanding immediately prior to the consummation of the Merger,

whether vested or unvested, will vest in full and be cancelled promptly after the consummation of the Merger. In exchange for such cancellation, option holders will receive, with respect to each stock option, a cash payment (less any applicable withholding taxes and without interest) equal to the product of (i) the number of Shares subject to such option and (ii) the excess of the merger consideration over the applicable exercise price per Share of such option.

The following table shows the number of Shares and value realized upon the exercise of stock options by NEOs during 2007.

Option Exercises in Fiscal 2007

	Option Awards
	Number of Shares	Value Realized
Name	Acquired on Exercise (#)	on Exercise ($)

Ana I. Stancic	44,130	$259,901
Former Senior Vice President, Finance
Richard Crowley	9,150	$311,091
Senior Vice President, Biopharmaceutical Operations
Michael P. Bailey	1,250	$35,500
Senior Vice President of Commercial Operations

Severance and Change-in-Control Agreements

Senior Executive Severance Plan

To enhance the predictability of treatment for executives at the level of Vice President, Senior Vice President and Executive Vice President whose employment with the Company is terminated by the Company without cause (as such term is defined in the plan), the Compensation Committee approved and adopted a Senior Executive Severance Plan effective as of October 20, 2004.

As a condition to receipt of benefits under the plan, a participating employee must sign an agreement and general release in a form acceptable to the plan administrator under which the participant agrees to certain confidentiality and non-solicitation provisions for a period of one year following his or her employment termination date, agrees to certain non-competition provisions for the duration of the employee’s receipt of severance pay, and releases and discharges the Company and its affiliates from any and all claims and liabilities relating to the employee’s employment with the Company or the termination of the employee’s employment. Receipt of benefits under the plan is also contingent upon the employee’s continued employment through the employment termination date designated by the Company. The severance amounts payable to an employee under the plan will be reduced, dollar-for-dollar, by the amount of any other termination payments paid or payable to the employee under any other plan, program or law (excluding any right to exercise stock options, any unemployment benefits payable in accordance with state law and payment for accrued but unused vacation).

The Senior Vice Presidents and Executive Vice Presidents who participate in the plan and sign the above-described agreement and release upon their termination without cause are entitled to receive an amount equal to one year’s base salary as severance and, if the employee would otherwise be eligible to elect employee-paid continued coverage under COBRA, Company-provided health insurance coverage for one year following a termination without “cause”, subject to cessation upon the employee’s becoming eligible for similar coverage offered by another employer. Senior Vice Presidents and Executive Vice Presidents would also be entitled continue their non-voluntary life insurance coverage provided by the Company with the premiums paid by the Company for 12 months after a termination without cause, subject to cessation when the employee becomes eligible for coverage under a life insurance plan or policy of another employer. Vice Presidents who meet the above criteria are entitled to the greater of six months’ base salary or two weeks’ base salary for each year of service with the Company, as well as six months of Company-paid health and life insurance coverage, subject to the conditions described above.

Transition Severance Plan

The Compensation Committee adopted the Transition Severance Plan (the “Transition Plan”), effective March 1, 2006, to provide additional protection on termination for certain Vice Presidents of the Company and termination protection for select other employees. Under this plan, each covered employee was eligible to receive a severance payment from the Company (varying between six and twelve months of the employee’s base salary) upon any involuntary termination of his or her employment by the Company without cause and, following any change-in-control of the Company, upon his or her voluntary termination of employment for good reason.

As a condition to receipt of benefits under the Transition Plan, a participating employee must sign an agreement and general release in a form acceptable to the plan administrator under which the participant releases and discharges the Company and its affiliates from any and all claims and liabilities relating to the employee’s employment with the Company or the termination of the employee’s employment. Receipt of benefits under the plan was also contingent upon the employee’s continued employment through the employment termination date designated by the Company. The severance amounts payable to an employee under the plan were to be reduced, dollar-for-dollar, by the amount of any other termination payments paid or payable to the employee under any other plan, program or law (excluding any right to exercise stock options or other long-term incentive awards, any unemployment benefits payable in accordance with state law and payment for accrued but unused vacation). With respect to participating employees in a position at the level of Vice President, the severance pay amounts under the Transition Plan were intended to be in lieu of, and not in addition to, any amounts otherwise payable under the Senior Executive Severance Plan, if applicable to such participant pursuant to the terms of that plan, and such participant may be eligible for the continued health benefits set forth in the Senior Executive Severance Plan, if applicable to such participant pursuant to the terms of that plan.

The Transition Plan by its terms expired on August 31, 2007.

Change-in-Control Plan

The ImClone Board adopted a Change-in-Control Plan effective September 1, 2004, as amended February 16, 2006. The stated purpose of the plan was to maintain the focus of certain key employees of the Company on the business, mitigate the distractions that could be caused if the Company were to become the target of an acquisition strategy, and provide certain benefits to the covered employees if a change-in-control of the Company (as such term is defined in the plan, a “Change-in-Control”) occurs and/or the employee’s employment is terminated in connection with such change-in-control. Participants in the Change-in-Control Plan are selected by the Compensation Committee. Currently, Dr. Rowinsky and Mr. Crowley participate in the Change-in-Control Plan, all of whom are tier 2 participants. It was intended that executive officers would be put into different tiers based upon their title and grade. For instance, the Chief Executive Officer would be tier 1, executive vice presidents and senior vice presidents would be tier 2, certain vice presidents would be tier 3 and other vice presidents would be tier 4. However, generally the Compensation Committee decided that the officers should be tier 2 or tier 3 participants. The structure of the tiers was developed to be consistent with competitive practice, which the Compensation Committee determined to be reasonable based on the analysis prepared by its outside compensation consultants at the time. However, since October 2006, new executive officers have not been added to the Change-in-Control Plan because the Compensation Committee has concluded that the Change-in-Control Plan benefits are overly generous.

In the event of a Change-in-Control, all equity-based compensation awards held by the plan participants will vest in full (unless the Compensation Committee determines that the participants’ awards will be substituted for equity awards in the surviving entity of equivalent economic value) and any deferred compensation of participants will become nonforfeitable. In addition, if a participant in the Change-in-Control Plan is terminated in connection with a change-in-control by the Company without cause or by the participant for good reason (as such terms are defined in the plan), the Company will pay to the participant a cash payment equal to the participant’s earned but unpaid base salary and bonus, unreimbursed expenses, any other accrued obligations, a pro rata bonus based on target bonus for the year of termination, and a multiple of base salary and bonus (with the multiplier ranging from 0.5 to three based on the tier assigned to the participant under the plan, with tier 2 participants receiving a multiplier of 2 and tier 3 participants receiving a multiplier of 1).

In connection with a termination described in the preceding sentence, if the participant signs a waiver and release of claims against the Company and its affiliates, each participant will vest in full in all long-term incentive arrangements he or she has with the Company and be entitled to continued health coverage for six to 18 months (based on the participant’s plan tier) and outplacement services for six months. These benefits are reduced by any other severance amounts for which the participants are eligible under any other arrangement of the Company or its subsidiaries. As a condition to receipt of these benefits, each participant agrees to be bound by non-competition, non-solicitation, confidentiality, return of Company property, and cooperation covenants contained in the plan. The Change-in-Control Plan also provides for (i) alternative treatment of excise taxes imposed on participants pursuant to Internal Revenue Code Section 280G, subject to certain limitations, including a full gross-up payment by the Company, a payment cutback to 2.99 times the Base Amount (as defined in the plan), no gross-up treatment, the better of a payout cutback or no gross-up treatment, or such other alternatives as the Compensation Committee shall determine, each as specified by the Compensation Committee at the time of designation of an executive as a participant in the plan (or thereafter, subject to the conditions of the plan) and (ii) specific provisions to comply with the payment delays required by Internal Revenue Code Section 409A in the event an executive is a “key employee” within the meaning of such Section. Dr. Rowinsky and Mr. Crowley are eligible to receive a full gross-up payment by the Company, subject to the plan’s limitations. The non-competition and non-solicitation covenants have a term of twelve months after the termination date for tier 1, tier 2 and tier 3 participants, and six months after the termination date for tier 4 participants. In addition, the confidentiality covenant has no time limit as long as a participant has trade secret, proprietary or confidential information.

The Change-in-Control Plan defines “cause” as the occurrence of (i) an indictment of the participant involving a felony or a misdemeanor involving moral turpitude, (ii) willful misconduct or gross negligence by the participant resulting, in either case, in harm to the Company, (iii) failure by the participant to carry out the directions of the Board or the participant’s immediate supervisor, as the case may be, or (iv) fraud, embezzlement, theft or dishonesty against the Company or a material violation of a policy or procedure of the Company, resulting, in any case, in harm to the Company.

The Change-in-Control Plan defines resignation for “good reason” as the occurrence of any of the following within the 60-day period preceding the date of termination: (i) a material adverse diminution of the participant’s titles, authority, duties or responsibilities, or the assignment to the participant of titles, authority, duties or responsibilities that are materially inconsistent with his or her titles, authority, duties and/or responsibilities in a manner materially adverse to the participant, (ii) a reduction in the participant’s base salary, annual target bonus, or maximum bonus without the participant’s prior written consent (other than any reduction applicable to employees generally), (iii) an actual change in the participant’s principal work location by more than 75 miles and more than 75 miles from the participant’s principal place of abode as of the date of such change in job location without the participant’s prior written consent, or (iv) a failure of the Company to obtain the assumption in writing of its obligation under the Change-in-Control Plan by any successor to all or substantially all of the assets of the Company within 45 days after a merger, consolidation, sale or similar transaction that qualifies as a Change-in-Control.

The amounts payable to Dr. Rowinsky and Mr. Crowley pursuant to the Change-of-Control Plan in the case of a termination for “good reason” following a “change-in-control” (as such terms are defined in the Change-of-Control Plan) are described under Item 3 of the Schedule 14D-9.

Potential Payments Upon Termination or Change-in-Control

The following table sets forth amounts that would be paid to the Company’s NEOs who were employed on December 31, 2007, in the event of (i) an involuntary termination of employment by the Company without cause or termination by the employee for good reason and (ii) the continuation of employment by the employee upon the occurrence of a Change-in-Control and (iii) upon a termination of employment following a Change-in-Control either by the Company without cause or by the employee for good reason.

The Company has entered into certain agreements that may require us to make certain payments and/or provide certain benefits to the Named Executive Officers in the event of a termination of employment or a change-in-control. The following series of tables summarize the potential payments to each Named Executive Officer assuming that the triggering event occurred on December 31, 2007. Therefore, in the event that the Merger is consummated, the information set forth below will not represent the Company’s obligations with respect to the Named Executive Officers. The amounts payable upon consummation of the Merger to the Named Executive Officers pursuant to employment agreements, the Company’s Severance Plan, and Change-in-Control Plan are described under Item 3 of the Schedule 14D-9.

			Change-in-Control(1)
			Employment	Employment
Name	Termination(2)		Continues(3)	Terminates(4)

John H. Johnson	$850,000	(5)	$5,232,921	$6,082,921
Chief Executive Officer
Peter R. Borzilleri	$151,046		$334,679	$485,725
Vice President, Finance,
and Interim Principal Financial Officer
Eric K. Rowinsky, M.D.	$415,000		$698,643	$1,885,643
Chief Medical Officer and
Executive Vice President of Clinical Research
Richard Crowley	$325,000		$2,428,600	$3,358,600
Senior Vice President,
Biopharmaceutical Operations
Michael P. Bailey	$325,000		$897,820	$1,807,820
Senior Vice President of
Commercial Operations

(1)	The closing price of the Company’s stock of $43.00 on December 31, 2007 is used to calculate the value of stock options that would vest upon a Change-in-Control on that date. The 30-day average stock price leading up to an including December 31, 2007 of $42.73 was used to calculate the value of the Retention Plan grants.

(2)	Except in the case of Mr. Johnson and Mr. Borzilleri, represents one year of base salary as of December 31, 2007. Mr. Borzilleri would receive one-half his annual salary upon a termination under the Senior Executive Severance Plan.

(3)	Represents the value of the executive’s stock options, RSU and Retention Plan awards assuming vesting on December 31, 2007. Some unvested stock options held by the executives as of December 31, 2007 had no value as the exercise prices were above the closing price of the Company’s stock on December 31, 2007.

(4)	Represents the value of the executive’s equity based compensation in (3), plus two times the total of the executive’s base salary plus 2007 bonus, except for Mr. Johnson (as noted in footnote 5), and Mr. Borzilleri who would receive one-half his annual salary upon a Change-in-Control under the Senior Executive Severance Plan. The amounts for Dr. Rowinsky and Messrs. Johnson, Crowley, and Bailey do not include any amounts for potential gross-up payments which could be given to these executives as discussed under “Severance and Change-in-Control Agreements — Change-in-Control Plan.”

(5)	In the event of the termination of Mr. Johnson’s employment without cause or his resignation for good reason, in addition to one year’s base salary, Mr. Johnson’s outstanding stock option and RSU awards would vest immediately pursuant to his employment agreement and he would also be entitled to a pro rata annual cash bonus award for the year of termination, based on actual results, payable in the following year at the time bonuses are paid to similarly situated senior-level executives generally.

Upon the resignation of Ana I. Stancic as Senior Vice President, Finance of the Company on September 28, 2007, Ms. Stancic did not become entitled to any payments from the Company other than in respect of accrued unused vacation time.

Equity Compensation Plan Information

The following table summarizes information, as of December 31, 2007, relating to equity compensation plans of the Company pursuant to which equity securities of the Company are authorized for issuance.

				Number of Securities
				Remaining Available for
				Future Issuance Under
		Weighted-Average		Equity Compensation
	Number of Securities	Exercise Price of		Plans (Excluding
	to be Issued upon Exercise	Outstanding Options,		Securities
	of Outstanding Options,	Warrants and		Reflected in
Plan Category	Warrants and Rights(a)	Rights(b)		Column(a))(c)

Equity Compensation Plans Approved by Stockholders	8,362,824	$40.35	(4)	6,370,585	(1)(3)
Equity Compensation Plans Not Approved by Stockholders(2)	1,507,679	$34.04	(4)	—
Total	9,870,503	$39.36	(4)	6,370,585

(1)	Consists of securities available for issuance under the Company’s 2006 Stock Incentive Plan only.

(2)	The Company’s 1998 Non-Qualified Stock Option Plan and 2005 Inducement Stock Option Plan are the only equity compensation plans that were adopted without shareholder approval. The material features of these plans are summarized below. The Company is no longer granting options under the 1998 Non-Qualified Stock Option Plan or the 2005 Stock Inducement Option Plan.

(3)	Under the 2006 Stock Incentive Plan, the Company has the ability to grant (i) stock options; (ii) stock appreciation rights; (iii) restricted stock awards; (iv) restricted stock unit awards; (v) performance awards; and (vi) other stock-based awards. Shares that are subject to awards under the Company’s 2006 Stock Incentive Plan other than stock options or stock appreciation rights will be counted against this limit as two shares for every share granted.

(4)	Weighted average exercise price of outstanding options only.

As of June 30, 2008, 9,937,726 Shares were subject to issuance upon the exercise of outstanding options, with a weighted average exercise price of $39.80 and a weighted average term of 5.43 years. As of December 31, 2007 and June 30, 2008, 255,975 and 464,497 restricted stock units were outstanding, respectively. As of June 30, 2008, 5,326,135 Shares were available for issuance under the Company’s 2006 Stock Incentive Plan. As of June 30, 2008, the Company had 86,589,067 outstanding Shares.

1998 Non-Qualified Stock Option Plan.  The Company’s 1998 Non-Qualified Stock Option Plan (the “1998 Plan”) was adopted on May 27, 1998 and has not been approved by stockholders. The Company is no longer granting options under the 1998 Plan.

The maximum number of shares available for issuance under the 1998 Plan was 10 million, subject to adjustments for corporate transactions. Under the 1998 Plan, non-qualified stock options to purchase the Company’s common stock had been granted to persons who at the time of grant were consultants, advisors or employees of the Company. Each option granted under the 1998 Plan has a term not exceeding 10 years. The number of underlying shares, the exercise price and other terms and conditions of the stock options granted under the 1998 Plan were determined by the Compensation Committee, but, except as otherwise provided by such committee, unvested options are forfeited immediately upon a termination of employment for any reason except death or disability, and vested options are exercisable for 30 days after such termination. In the case of a termination by reason of death or disability, vested options are generally exercisable for 12 months.

Options granted under the 1998 Plan are not transferable except in the case of death or, if permitted by the Compensation Committee, to certain members of the immediate family of the optionee. The ImClone Board may amend or terminate the plan at any time except for actions which are adverse to options previously granted. The 1998 Plan is administered by the Compensation Committee.

2005 Inducement Stock Option Plan.  The Company’s 2005 Inducement Stock Option Plan (the “Inducement Plan”) was adopted by the Compensation Committee on October 17, 2005 and has not been approved by stockholders. The Company is no longer granting options under the Inducement Plan. The Inducement Plan was adopted for the sole purpose of permitting the Company to make one-time grants of stock options to newly hired key employees who have not previously been employees or directors of the Company as an inducement to such persons entering into employment with the Company, in accordance with NASDAQ Marketplace Rule 4350(i)(1)(A)(iv). The Plan permits the Company to issue up to a total of 600,000 inducement options to eligible participants to purchase shares of common stock of the Company on terms and conditions set forth therein and in individual award agreements under the Plan, in each case on terms commensurate with options granted under the Company’s 2002 Stock Option Plan. The material terms of each such grant are promptly announced by the Company by press release pursuant to NASDAQ Marketplace Rule 4350(i)(1)(A)(iv).

Annex II

Opinion of J.P. Morgan Securities Inc.

October 5, 2008

The Board of Directors
ImClone Systems Incorporated
180 Varick Street
6th Floor
New York, NY 10014

Members of The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.001 per share (the “Company Common Stock”), of ImClone Systems Incorporated (the “Company”) of the consideration to be received by such holders in the proposed tender offer (the “Tender Offer”) by, a Delaware corporation (“Merger Sub”), being a wholly-owned subsidiary of Eli Lilly and Company (the “Acquiror”), for all of the Company Common Stock and subsequent merger of Merger Sub with and into the Company (collectively, the “Transaction”). Pursuant to the draft Agreement and Plan of Merger, dated as of October 5, 2008 (the “Agreement”), among the Company, the Acquiror and Merger Sub, Merger Sub will complete the Tender Offer at a price of $70.00 per share in cash for each share of Company Common Stock (the “Consideration”) and, upon successful completion of the Tender Offer, the Company will become a wholly-owned subsidiary of the Acquiror, and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by the Acquiror and its affiliates and Dissenting Shares (as defined in the Agreement), will be converted into the right to receive the Consideration.

In arriving at our opinion, we have (i) reviewed a draft dated October 5, 2008 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company (and the industries in which it operates) and the Acquiror and its affiliates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. The management of the Company has informed us that the ‘Management case’ that it prepared is the case that the management believes reflects the best currently available estimates and judgments by management as

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to the expected future results of operations and financial condition of the Company. In addition, the management of the Company also prepared the ‘Upside case’. Accordingly, in giving our opinion, with your consent, we have relied upon the ‘Management case’ prepared by the management of the Company. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the consideration to be received by the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the consideration to be received by the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement.

During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Acquiror, for which we and such affiliates have received customary compensation. Such services during such period have included acting as joint-bookrunner on a $2.5 billion bond offering in March 2007. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Acquiror, for which it receives customary compensation or other financial benefits. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be received by the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders (other than the Acquiror and Merger Sub).

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities Inc. This letter is provided solely for the benefit of the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer or how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in the Schedule 14D-9 or any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES INC.

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ANNEX III

Text of Section 262 of the Delaware General Corporation Law
Title 8, Corporations; Chapter 1, General Corporation Law;
Subchapter IX. Merger Consolidation or Conversion

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

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(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

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(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting

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corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (8 Del. C. 1953, § 262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 24; 57 Del. Laws, c. 148, §§ 27-29; 59 Del. Laws, c. 106, § 12; 60 Del. Laws, c. 371, §§ 3-12; 63 Del. Laws, c. 25, § 14; 63 Del. Laws, c. 152, §§ 1, 2; 64 Del. Laws, c. 112, §§ 46-54; 66 Del. Laws, c. 136, §§ 30-32; 66 Del. Laws, c. 352, § 9; 67 Del. Laws, c. 376, §§ 19, 20; 68 Del. Laws, c. 337, §§ 3, 4; 69 Del. Laws, c. 61, § 10; 69 Del. Laws, c. 262, §§ 1-9; 70 Del. Laws, c. 79, § 16; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 299, §§ 2, 3; 70 Del. Laws, c. 349, § 22; 71 Del. Laws, c. 120, § 15; 71 Del. Laws, c. 339, §§ 49-52; 73 Del. Laws, c. 82, § 21; 76 Del. Laws, c. 145, §§ 11-16.)

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